SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the unaudited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (the “company”) as of and for the six months ended 29 June 2012 and 1 July 2011, which are presented together with the unaudited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. as of and for each of the three years ended 31 December 2011, 2010 and 2009.  These unaudited financial statements and the related presentation were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for inclusion in a prospectus used outside the United States.  The unaudited consolidated financial statements of the company as of and for the six months ended 29 June 2012 and 1 July 2011 have been prepared in compliance with Article 10 of Regulation S-X under the Securities Act of 1933, as amended.  The unaudited consolidated financial statements of the company as of and for each of the three years ended 31 December 2011, 2010 and 2009 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the company included in the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on 30 March 2012.

Page Number
1	Operating and Financial Review and Prospects
62	Market Risks
66	Employees
67	Subsidiaries
F-1	Unaudited Consolidated Financial Statements
E-1	Exhibit 1 - Calculation of Ratios of Earnings to Fixed Charges

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others; the CCH Group’s future financial position and results; CCH Group’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, CCH Group’s recent acquisitions, and restructuring initiatives on CCH Group’s business and financial condition; CCH Group’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, “Key Information—Risk Factors” in the Coca-Cola Hellenic Bottling Company S.A. 2011 Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2012 (the “2011 Form 20-F”).

Although the CCH Group believes that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, the CCH Group cannot assure you that future results, level of activity, performance or achievements will meet these expectations. Moreover, neither the CCH Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless the CCH Group is required by law to update these forward-looking statements, the CCH Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The CCH Group’s financial year is 1 January to 31 December.  The CCH Group prepares its financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This Report on Form 6-K contains the unaudited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (the “company”) as of and for the six months ended 29 June 2012 and 1 July 2011, which are presented together with the unaudited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. as of and for each of the three years ended 31 December 2011, 2010 and 2009.  These unaudited financial statements and the related presentation were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for inclusion in a prospectus used outside the United States.  The unaudited consolidated financial statements of the company as of and for the six months ended 29 June 2012 and 1 July 2011 have been prepared in compliance with Article 10 of Regulation S-X under the Securities Act of 1933, as amended.  The unaudited consolidated financial statements of the company as of and for each of the three years ended 31 December 2011, 2010 and 2009 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the company included in the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on 30 March 2012.

Unless otherwise indicated, all references in this document to “euro” and “€” are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following countries in which the CCH Group operates have also adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective 1 January 2011, Estonia. Additionally, the currencies of six countries in which CCH operates are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, and prior to 1 January 2011, Estonia, are permitted to fluctuate within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

All references to “US dollar” and “$” are to the lawful currency of the United States.  You should read Item 3, “Key Information Selected Financial Data Exchange rate information” of the 2011 Form 20-F for historical information regarding the exchange rates between the euro and the US dollar based on the Noon Buying Rate for cable transfers as certified by the Federal Reserve Board of New York (the “Noon Buying Rate”).  No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all.

Unless the context requires otherwise, references to “CCH Group” refer to Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries, references to the “parent” refer to Coca-Cola Hellenic Bottling Company S.A. and references to the owners of the “parent” refer to its shareholders.

Unless the context requires otherwise, references to “TCCC” refer to The Coca-Cola Company and its subsidiaries.

“Territories” at the date of hereof means Italy (excluding the island of Sicily), Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland, Cyprus, Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia, Slovenia, the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment). “Established Countries” refers to Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.  “Developing Countries” refers to Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. “Emerging Countries” refers to the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 liters or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCH Group’s industry.

Information on or accessible through the CCH Group’s corporate website, www.coca-colahellenic.com, does not form part of and is not incorporated into this document.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.                                      Overview

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The CCH Group’s actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those discussed below.

The Operating and Financial Review and Prospects includes the following sections:

•                  the CCH Group’s business, a general description of the CCH Group’s business;

•                  key financial results, a presentation of the most critical financial measures the CCH Group uses to track its operating performance;

•                  major recent transactions, a description of the recent acquisitions and other transactions that have impacted, or will impact, the CCH Group’s performance;

•                  application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates;

•                  principal factors affecting the results of the CCH Group’s operations, a discussion of the primary factors that have a significant impact on the CCH Group’s operating performance;

•                  operating results, an analysis of the CCH Group’s consolidated results of operations during the three years presented in its financial statements and for the six months, ended 29 June 2012 and 1 July 2011. The analysis is presented both on a consolidated basis, and by business segment through to operating profit;

•                  liquidity and capital resources, an analysis of cash flows, sources and uses of cash;

•                  tabular disclosure of contractual obligations, a discussion of the CCH Group’s contractual obligations as at 29 June 2012; and

•                  outlook and trend information, a review of the outlook for, and trends affecting, the CCH Group’s business.

2.                                      The CCH Group’s business

The CCH Group’s business consists of producing, selling and distributing non-alcoholic ready-to-drink beverages, primarily products of TCCC, which accounted for approximately 96% of the CCH Group’s sales volume in the six months ended 29 June 2012 and the year ended 31 December 2011.

The CCH Group owns, controls and operates a network of independent bottling plants and warehousing and distribution systems. The CCH Group operates 76 plants and 295 filling lines and maintains 250 distribution centres and 86 warehouses throughout the CCH Group’s Territories. The CCH Group principally produces, sells and distributes non-alcoholic ready-to-drink beverages under bottlers’ agreements and franchise arrangements with third parties and under its own brand names.  The CCH Group also distributes beer and third party premium spirits in certain of its central and eastern European operations. The scale and reach of the CCH Group’s distribution network and production capacity is a key element in its ability to deliver on its commercial objectives of developing and growing the range and penetration of its portfolio of products in each of the CCH Group’s Territories.

Products

The CCH Group’s products consist of Sparkling and Still beverages and Water beverages, including juices, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In the six months ended 29 June

2012, the CCH Group’s Sparkling beverages category accounted for 69%, and its combined Still beverages and Water category accounted for 31% of the CCH Group’s sales volume respectively. The CCH Group’s core Sparkling beverage brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (Diet Coke) and Coca-Cola Zero, which together accounted for approximately 63% of its total sales volume in the six months ended 29 June 2012 and 62% of its total sales volume in the year ended 31 December 2011.

The CCH Group has entered into bottlers’ agreements with TCCC for each of the Territories under which the CCH Group has the right to exclusively produce and, subject to certain limitations, sell and distribute products of TCCC in each of these Territories. Sales of products of TCCC represented approximately 96% of the CCH Group’s total sales volume in the six months ended 29 June 2012 and the year ended 31 December 2011, with sales of products under the TCCC brand, the world’s most recognised brand, representing approximately 41% and 40% of the CCH Group’s total sales volume in those periods respectively. In addition to TCCC, the CCH Group’s other core brands include Fanta, Sprite, Coca-Cola light (which the CCH Group sells in some of its countries under the Diet Coke trademark) and Coca-Cola Zero. The CCH Group’s core brands together accounted for approximately 63% and 62% of its total sales volume in the six months ended 29 June 2012 and the year ended 31 December 2011, respectively. The CCH Group also produces, sells and distributes a broad family of brands of other Sparkling, Still and Water beverages which varies from country to country. It also distributes third party premium spirits which also varies from country to country. The CCH Group is committed to exploring new growth opportunities in the Sparkling, Still and Water beverages category with TCCC by introducing new products and packages that satisfy the changing demands and preferences of consumers for those products in the CCH Group’s markets.  The CCH Group is also committed to expanding its distribution of third party premium spirits.

In the six months ended 29 June 2012, Sparkling beverages of TCCC accounted for 69% of the CCH Group’s sales volume, Still and Water beverages of TCCC, principally Bonaqua, Dorna and Valser waters, Cappy juices and Powerade, together with Nestea, licensed to the CCH Group by Beverage Partners Worldwide, accounted for approximately 29% of the CCH Group’s sales volume. In the six months ended 29 June 2012, other beverages, principally its Amita juices and Avra waters, accounted for approximately two per cent. of the CCH Group’s sales volume. The following table sets forth the CCH Group’s top five brands in the six months ended 29 June 2012 in terms of sales volume as a percentage of its total sales volume:

Sales volume in the six months ended 29 June 2012 as a percentage of total sales volume
Coca-Cola	41%
Fanta	10%
Sprite	7%
Bonaqua/Bonaqa	5%
Nestea	4%

Total	67%

The following table sets forth some of the CCH Group’s products, including: products that TCCC and third parties have licensed to the CCH Group; products that the CCH Group owns; and third party products that it distributes.

Products licensed from TCCC (sparkling)	Products licensed from TCCC (still and water)	Products licensed from third parties	The CCH Group’s own products	Third party products distributed by the CCH Group

Coca-Cola/Coke

Coca-Cola light/Coke light/Diet Coke

Coca-Cola Zero/Coke Zero

Cherry Coca-Cola/

Cherry Coke

Coca-Cola light with lemon/Diet Coke with lemon

Vanilla Coke

Fanta

Fanta light

Fanta Zero

Sprite

Sprite light

Sprite Zero

Ali

Bajoru Gira

Beverly

Burn

BPM

Dr. Pepper

Frisco

Fruktime

Gladiator

Kinley

Krest

Krushka & Bochka Kvass

Lift

Lilt

Limca

Linnuse

Mezzo Mix

Nalu

Pilskalna

Relentless

Schweppers

Ultra

Viva

Bankia

Bistra

Bonaqa/Bonaqua/ Bon-Acqua

botaniQ(1)

Cappy

Diva

Dobry/Dobriy

Dobriy Mors

Dorna

Eva

Enviga

Felicia(2)

Five Alive

Jurassic Well

Kropla Beskidu

Kropla Mineralów

Lanitis Juice

Lilia(2)

Lilia Frizzante(2)

Matúsov Pramen

Mickey Mouse

Minute Maid

Multivita

NaturAqua

Nico

Oasis

Olimpija

Poiana Negri

Powerade

Real

Rich

Römerquelle

Rosa

Solaria(2)

Sveva(2)

Toka(2)

Valser

Yasli-Sad

		Almdudler illyissimo(4) Joy Magic Summer Nestea(5) RIO Sens Tuborg Soda(6) Tuborg Tonic Water(6)	Amita Avra Deep River Rock Fruice Frulite Lanitis Milk Lyttos Next(8) Su-Voce(8) Tanora Zelita Tsakiris snacks Kykkos

Amstel(9)

Appletiser

Asti Martini(10)

Bacardi(10)

Bacardi Breezer(10)

Bombay Sapphire(10)

Canada Dry

Brugal(13)

Chambord(12)

Cointreau(3)

Cutty Sark(13)

el Jimador(12)

Famous Grouse(13)

Feldschlösschen(14)

Finlandia(12)

Gentleman Jack(12)

Heineken(9)(14)

Highland Park(13)

Herradura(12)

Jack Daniel’s(12)

Kaiser(9)

Louis XIII(3)

Martini(10)

Master(9)

MB Pils(9)

Metaxa(3)

Monster(7)

Pago

Pepe Lopez(12)

Rivella(14)

Remy Martin(3)

Rezangyal(11)

Schlossgold(9)

Southern Comfort(12)

St Remy(3)

The Macallan(13)

Vittel

Woodford Reserve(12)

(1)           The CCH Group acquired the “botaniQ” trademark as part of the acquisition of OOO Aqua Vision on 4 September 2007. The trademark was sold on 29 February 2008 to the Multon Z.A.O. group, a joint venture operated by TCCC and the CCH Group.

(2)           These brands were originally owned by Fonti del Vulture S.r.l., a water company in Italy, which the CCH Group purchased jointly with TCCC in July 2006. In October 2008, the brands of Fonti del Vulture S.r.l were transferred to TCCC.

(3)           The CCH Group distributes Remy Cointreau products in Ukraine pursuant to a distribution agreement entered into in June 2010 and in Bosnia, Croatia and Serbia and Montenegro pursuant to a distribution agreement entered into in April 2012.

(4)           The CCH Group sells and distributes premium ready-to-drink coffee under the “illyissimo” brand across several of its Territories under distribution agreements with Ilko Coffee International Srl.

(5)           The CCH Group produces, sells and distributes Nestea under a licence from Beverage Partners Worldwide.

(6)           The CCH Group produces, sells and distributes Tuborg Soda and Tonic Water under a license from Carlsberg Breweries A/S.

(7)           The CCH Group distributes Monster products in Hungary, Czech Republic and Slovakia pursuant to distribution agreements entered into in April 2010. In addition, the CCH Group distributes Monster products in Bulgaria pursuant to a distribution agreement entered into in November 2010. Further, the CCH Group distribute Monster products in Austria and Switzerland pursuant to a distribution agreement entered into in August 2010, in Greece and Cyprus pursuant to a distribution agreement entered into in February 2011 and in Estonia, Latvia and Lithuania pursuant to a distribution agreement entered into in June 2011.

(8)           These brands are owned by Fresh & Co, a juice company in Serbia, which the CCH Group purchased jointly with TCCC in March 2006.

(9)           The CCH Group distributes Heineken products in the south-west region of the Republic of Ireland and the Former Yugoslav Republic of Macedonia. In March 2008, the CCH Group entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia and Montenegro.

(10)         The CCH Group distributes Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(11)         The CCH Group distributes Rezangyal products in Hungary pursuant to a distribution agreement signed in June 2010.

(12)         The CCH Group distributes Brown-Forman products in Hungary, Ukraine, Serbia/Croatia and Russia pursuant to distribution agreements entered into in January 2006, April 2008, August 2009 and October 2010, respectively.

(13)         The CCH Group distributes the Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March 2010 and in Bosnia pursuant to distribution agreements entered into in June 2011.

(14)         The CCH Group distributes Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

In practice, the CCH Group and TCCC discuss on an annual basis the long-term strategic direction of how the TCCC’s brand-related products are to develop in particular Territories.  The mutually agreed upon objectives shape the level of marketing and promotional investments that may become necessary to attain these goals.  The mutually agreed marketing and promotional investments are in turn segregated into consumer-driven (such as building TCCC brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC’s responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level), which are the CCH Group’s responsibility.

Business segments

The CCH Group operates in 28 countries, serving a population of approximately 579 million people (including through the CCH Group’s equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and AD Pivara Skopje, a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in the Former Yugoslav Republic of Macedonia).  The CCH Group aggregates these 28 countries into three business segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The CCH Group’s three business segments are as follows:

•      Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

•      Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

•      Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

The CCH Group reviews these country groupings annually to determine whether they continue to represent the most meaningful segmentation of its business. In undertaking this review, the CCH Group considers a variety of factors including disposable income per capita, exposure to economic volatility and net sales revenue per unit case. Based on the most recent review, the CCH Group continues to believe that its three business segments provide the most accurate basis on which to analyse its business.

The following table illustrates certain key economic indicators for the countries within each segment for the six months ended 29 June 2012.

	The CCH Group’s total (Sparkling and non-Sparkling) volume (million unit cases) in the six months ended 29 June 2012 (1)(2)	Country (or, if different, territory) population (million) in the six months ended 29 June 2012	GDP per capita ($) in the six months ended 29 June 2012 (4)
Established:
Italy (excl. Sicily)(3)	154.4	55.8	31,127
Greece	57.0	11.2	24,197
Switzerland	41.7	7.9	78,754
Austria	39.1	8.5	48,479
The Republic of Ireland and Northern Ireland	34.8	6.4	43,887
Cyprus	7.3	0.8	28,961
Established Countries(5),(6)	334.3	90.6	36,911

Developing:
Poland	84.4	37.6	14,039
Hungary	39.6	10.0	13,045
Czech Republic	26.5	10.6	19,515
Croatia	11.4	4.4	13,999
Slovakia	11.3	5.5	17,344
Lithuania	4.4	3.2	13,068
Latvia	3.9	2.2	12,368
Slovenia	3.3	2.0	23,184
Estonia	3.3	1.4	16,637
Developing Countries(5),(6)	188.1	76.9	15,091

Emerging:
Russian Federation	179.4	141.9	14,246
Nigeria	92.1	164.7	1,657
Romania	75.2	21.4	8,721
Ukraine	43.7	45.3	4,043
Serbia and Montenegro	38.6	8.0	5,816
Bulgaria	25.9	7.4	6,903
Belarus	14.9	9.4	6,186
Bosnia and Herzegovina	8.5	3.9	4,488
Former Yugoslav Republic of Macedonia	4.0	2.1	4,876
Armenia	3.0	3.4	3,123
Moldova	2.8	3.5	2,128

Emerging Countries(5),(6)	488.1	411.0	7,184

All countries(5),(6)	1,008.9	578.5	12,890

Plus: Exports	1.6

All countries (reported)	1,010.5

Sources: Information on country or territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, April 2012, except for the population of the CCH Group’s Italian territory (see footnote (3) below) and Northern Ireland. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency.

(1)           One unit case corresponds to 24 servings of eight US fluid ounces.

(2)           The total volume for Italy represents the volume in respect of both distribution of products of TCCC in the CCH Group’s territory of total Italy (excluding the island of Sicily) and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(3)           The population figure provided for Italy is based on information obtained from The World Economic Outlook Database, International Monetary Fund, April 2012, which is then adjusted by the CCH Group to exclude the island of Sicily, which does not form part of its Italian territory.

(4)           The GDP per capita of Italy represents the GDP per capita of Italy as a whole. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(5)           Population-weighted average for all Territories in the category was used for the GDP per capita calculation.

(6)           Exports are not included in the volume.

The following table sets forth the number of the CCH Group’s distribution centres and warehouses for each segment and each country within that segment as of the six months ended 29 June 2012.

	Number of distribution centres	Number of warehouses
Established Countries:
Austria	10	3
Cyprus	4	2
Greece	6	5
Italy	8	7
The Republic of Ireland and Northern Ireland	2	2
Switzerland	4	3

Total Established Countries	34	22

Developing Countries:
Estonia	1	—
Latvia	1	—
Lithuania	1	1
Croatia	6	2
Czech Republic	1	1
Hungary	6	2
Poland	19	3
Slovakia	1	1
Slovenia	—	2

Total Developing Countries	36	12

Emerging Countries:
Armenia	29	1
Belarus	6	2
Bosnia and Herzegovina	3	1
Bulgaria	3	3
Former Yugoslav Republic of Macedonia	11	2
Moldova	—	1
Nigeria	57	13
Romania	18	3
Russian Federation	78	15
Serbia and Montenegro	7	3
Ukraine	10	1

Total Emerging Countries	222	45

Total	292	79

Established Countries

Introduction

The CCH Group’s Established Countries are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries have traditionally enjoyed a relatively high degree of political and economic stability and have broadly similar economic characteristics. Further, they typically exhibit high levels of disposable income per capita relative to the CCH Group’s Developing and Emerging Countries, which enhances the affordability of the CCH Group’s products, especially its more profitable single-serve packages designed for immediate consumption.

Macroeconomic and trading conditions have deteriorated in some of the CCH Group’s Established Countries in the last two years, particularly in Greece, the Republic of Ireland and more recently Italy. The ongoing sovereign debt crisis in the European Union and particularly in the eurozone has resulted in a slowdown and, in many cases, a contraction in the real GDP of the CCH Group’s Established Countries. At the same time, deteriorating consumer confidence and rising unemployment had an adverse impact on consumer demand.

Established Countries are characterised by high consumer sophistication. The most important trend generally affecting the future consumption channel in the CCH Group’s Established Countries is an increasing concentration of the retail sector. At the same time, the CCH Group sees many opportunities in these countries for further growth in the more profitable immediate consumption channel, specialised consumption venues and workplaces. Activation at final points of sale is also a key focus of the CCH Group’s sales and marketing efforts in these countries.

The CCH Group sells its products in its Established Countries through a combination of wholesalers and the CCH Group’s direct delivery system. The CCH Group continues to successfully expand its direct distribution capabilities, particularly in Italy.

The CCH Group has taken certain initiatives to consolidate its production network by rationalising facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The Established Countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria, Italy and Greece.

Net sales revenue in the CCH Group’s Established Countries amounted to €1,349.2 million in the six months ended 29 June 2012 compared to €1,421.6 million in the six months ended 1 July 2011, which accounted for 39.3% and 41.9% of CCH’s total net sales revenue in the respective periods. Net sales revenue in the CCH Group’s Established Countries amounted to €2,807.0 million in the year ended 31 December 2011, €2,834.6 million in the year ended 31 December 2010 and €2,927.8 million in the year ended 31 December 2009 and which accounted for 41.0%, 41.7% and 44.7% of its total net sales revenue in the years ended 31 December 2011, 2010 and 2009, respectively.

Italy

The CCH Group’s business in Italy encompasses the manufacture and distribution of the products of TCCC, as well as water products of Fonti del Vulture S.r.l. across all of Italy, excluding the island of Sicily. Fonti del Vulture S.r.l. was acquired jointly with TCCC in July 2006. In December 2008, the CCH Group acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population. In February 2011, the CCH Group sold Eurmatik S.r.l., a direct full service vending company acquired in May 2007. The CCH Group’s territory in Italy encompasses over 90% of the Italian population. The CCH Group believes that it is one of the largest bottlers of non-alcoholic ready-to-drink beverages in the territory (based on a NARTD volume share of 8.9% and a value share of 20.5%, as of 29 June 2012, according to Nielsen) and the leader in the Sparkling beverages category in terms of sales volume and value (based on a Sparkling volume share of 51.6% and a value share of 62.2%, as of 29 June 2012, according to Nielsen).

In the six months ended 29 June 2012, the CCH Group achieved a sales volume of 154.4 million unit cases, a decrease of 4.2 per cent. compared to the six months ended 1 July 2011. During the same period, the overall non-alcoholic ready-to-drink beverages market declined by 0.5 per cent. compared to the prior year period. Sparkling beverages category volume declined by 4.5 per cent., Still beverages category volume decreased by 9.6 per cent. and Water beverages category volume decreased by 2.5 per cent. in the six months ended 29 June 2012 compared to the six months ended 1 July 2011. Difficult economic conditions in Italy negatively impacted consumer confidence and household spending. In addition, unemployment increased to 10.1 per cent. at the end of June 2012, with youth unemployment reaching 31%, a level that is the highest in many years and among the highest in Europe. At the end of 2011, after the Italian sovereign debt was downgraded by the main rating agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a critical austerity bill, including a value added tax increase of one per cent. intended to reduce the country’s fiscal deficit to three per cent. or less of GDP by 2012 and an additional increase of two per cent. is under consideration for 2013. These measures are likely to negatively impact GDP and employment in the short and medium term, which could adversely affect the results of the CCH Group’s operations.

During 2011, the CCH Group completed the installation of solar panels at all of its production facilities in Italy.

Greece

The CCH Group has operated in Greece since 1969 and believes that it is the largest bottler of non-alcoholic ready-to-drink beverages (based on a NARTD volume share of 33.8% and a value share of 56.6%, as of 29 June 2012, according to IRI) and the leader in the Sparkling beverages category in Greece in terms of sales volume and value (based on a Sparkling volume share of 70.3% and a value share of 79.4%, as of 29 June 2012, according to IRI). The CCH Group’s strength in the Greek Sparkling beverages category has been complemented by its success in the Greek combined Still and Water beverages category, where it is the leading producer of fruit juices with its Amita and Frulite brands in terms of sales volume and value (based on a juice category volume share of 43.8% and value share of 49.1%, as of 29 June 2012, according to IRI). Immediate consumption channels, including those associated with the tourism industry, are particularly important for the CCH Group’s business in Greece. The Greek market is very fragmented and thus the CCH Group sells the majority of its products to wholesalers and distributors, which distribute the CCH Group’s products to small outlets. Direct delivery is limited to certain customers, including supermarket chains and other key accounts.

The CCH Group achieved a sales volume of 57.0 million unit cases, in the six months ended 29 June 2012. The CCH Group’s total sales volume decreased by 15.0% compared to the six months ended 1 July 2011, with a steeper decline in the first quarter of 2012. The adverse economic environment, the negative impact from the numerous waves of austerity measures (including pension and salary reductions, imposition of solidarity tax and additional real estate tax) that reduced disposable income further and led to a strong decline of private consumption, as well as the increase of value added tax in non-alcoholic beverages and juices from 13% to 23% since September 2011 has significantly reduced the CCH Group’s profitability, despite its restructuring efforts. As a condition of the second European Monetary Union / International Monetary Fund rescue package announced on 20 February 2012, Greece has committed to further aggressive and wide-ranging fiscal retrenchment during 2012, including further increases in taxation. The magnitude of fiscal adjustments to which Greece has agreed, and any further measures which may be required, are likely to continue having a significant negative effect on economic activity in Greece. However, the CCH Group continues to maintain its long-term focus while adapting its business to a new economic environment characterised by austerity measures.

Austria

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages (based on a NARTD volume share of 18.2% and a value share of 22.7%, as of 29 June 2012, according to Nielsen) and the leader in the Sparkling beverages category in Austria in terms of sales volume and value (based on a Sparkling volume share of 43.1% and a value share of 58.2%, as of 29 June 2012, according to Nielsen). In addition to the core brands of TCCC, the CCH Group’s Sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage, as well as the energy drinks Burn and Monster, which were launched in Austria at the end of 2008 and 2010, respectively. In addition, Römerquelle is the fourth largest water brand in Austria and constitutes nearly 20% of its sales volume (based on a Water volume share of 10.2% and a value share of 12.1%, as of 29 June 2012, according to Nielsen).

The Austrian retail market is highly concentrated with two major retailers holding a market share of nearly 70% (according to data produced by Nielsen as of 29 June 2012). The retail trade has accounted for most of the CCH Group’s growth over the past three years. Since June 2012, the CCH Group’s products have been listed with the largest discounter in Austria, which provides access to 100% of the Austrian retail trade. For sales in the immediate consumption channel, the CCH Group relies on a combined direct and indirect service system with two key wholesalers servicing half of the CCH Group’s Austrian hotel, restaurant and café customers. In line with the CCH Group’s route-to-market strategy, it has continuously increased its efforts to activate all of its direct, as well as indirect accounts to improve quality and availability in the more profitable immediate consumption channel. On 1 January 2011, SAP ‘Wave 2’ was rolled-out in Austria, enhancing the CCH Group’s commercial capabilities.

In the six months ended 29 June 2012, the CCH Group achieved a sales volume of 39.1 million unit cases, including exports, an increase of 2.7 per cent. compared to the corresponding period in 2011. While the Austrian non-alcoholic ready-to-drink beverages market has continuously declined in volume in all categories except energy drinks, the CCH Group increased its non-alcoholic ready-to-drink beverages volume share as compared to the six months ended 1 July 2011 by 0.2 per cent., including an increase in Sparkling category beverage volume share of by 0.7 per cent.

In 2011, the CCH Group introduced a new water production line at its plant in Edelstal. The new Ultra-Clean line enables the CCH Group to step into new categories such as children’s drinks and more diversified packaging. This will help the CCH Group to meet future water growth rates, to increase its water profitability and to reduce costs.

Furthermore, the CCH Group reviewed its production and logistic infrastructure and decided to combine its two production sites to one bigger and more efficient plant. As a result, in 2012, the CCH Group will close its Vienna plant and consolidate its production and warehouse facilities to Edelstal (its Römerquelle plant). As of June 2012, the construction works were proceeding according to schedule and the CCH Group expects to move its production lines to Edelstal by the end of the third quarter of 2012. This is expected to increase efficiency, improve production line utilisation and significantly reduce the CCH Group’s production and warehouse costs.

Switzerland

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Switzerland in terms of sales volume (based on a NARTD volume share of 16.4%, as of 29 June 2012, according to Nielsen). In addition to the core sparkling beverage brands of TCCC, the CCH Group’s Sparkling beverage brands include Ali and Kinley, its Still and Water beverages category brands include Valser mineral water, Nestea ice teas, Minute Maid juices, Powerade sports drinks and Monster in the energy sub-category. The CCH Group decided to withdraw

Burn from its energy portfolio in 2011. The CCH Group believes that its mix of Sparkling, Still and Water beverages provides the CCH Group with flexibility to address the changing preferences and tastes of Swiss consumers. In the hotel, restaurant and café channel, representing nearly half of the Swiss volume, the distribution system for non-alcoholic ready-to-drink beverages relies primarily on wholesalers that are highly concentrated. As a result, the CCH Group’s relationship with its key wholesalers is particularly important to the CCH Group. In 2011, the CCH Group continued the successful implementation of the wholesaler partner model, which has significantly improved the manner in which the CCH Group interacts with key customers. This partnership model is instrumental in providing the CCH Group with better access to its customers and data transparency at the outlet level, which ultimately improves the CCH Group’s understanding of the end consumer. In order to further promote the CCH Group’s home delivery business, the CCH Group decided to spin off this business unit to a separate wholly-owned subsidiary under the name Valser Service AG.  On 1 January 2012, SAP ‘Wave 2’ was rolled-out in Switzerland, and is enhancing the CCH Group’s commercial capabilities and further increasing the CCH Group customer satisfaction levels

The CCH Group achieved sales volume of 41.7 million unit cases, including exports, in the six months ended 29 June 2012, which represented a decrease of 4.2 per cent. compared to the six months ended 1 July 2011. In the retail channel, the CCH Group was able to grow its sales as a result of the 2010 introduction of its products in one of the largest retailers in Switzerland, where the CCH Group is listed with the Coca-Cola brands. The CCH Group has also expanded its training and development programme to all target groups in the commercial department and has invested strongly in new marketing programmes and materials for marketplace activation. As a result, the CCH Group’s overall household penetration improved in the six months ended 29 June 2012. In addition, the CCH Group enhanced sales focus on its Coca-Cola brands through the use of new outlet activation standards. The CCH Group also continued to drive distribution of its Nestea range of products and further expanded the sales force coverage of the workplace channel, where the CCH Group believes that there is good growth potential.

The Republic of Ireland and Northern Ireland

The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in the Republic of Ireland and Northern Ireland (based on a NARTD volume share of 33.6% and a value share of 34.7%, as of 29 June 2012, according to Nielsen) and the leader in the Sparkling beverages category in terms of sales volume and value (based on a Sparkling volume share of 58.3% and a value share of 64.7%, as of 29 June 2012, according to Nielsen). The CCH Group’s strategy has been to diversify its portfolio of Sparkling, Still and Water beverages. The CCH Group’s brands in the juice sub-category include Fruice, Five Alive and Oasis. The CCH Group’s primary water brand, Deep River Rock, is proprietary to it and is the largest brand in the market in terms of value and the second largest brand in terms of sales volume (based on a brand value share of 17.5% and a volume share of 12.6%, as of 29 June 2012, according to Nielsen), and the CCH Group also holds a license to distribute Vittel. In the Republic of Ireland and Northern Ireland, the CCH Group sells the majority of its products to independent wholesalers and distributors that distribute its products to smaller outlets, and the CCH Group delivers its products directly to certain key customers, including supermarket chains. On 1 January 2012, SAP ‘Wave 2’ was rolled-out in Ireland. The CCH Group believes it will enhance its commercial capabilities and increase its customer satisfaction levels.

The overall non-alcoholic ready-to-drink beverages market in the Republic of Ireland and Northern Ireland continued to decline in the first six months of 2012, due to lower levels of consumer disposable income, as a result of government funding cuts and increased taxation. In the six months ended 29 June 2012, the CCH Group achieved sales volume of 34.8 million unit cases, including exports, in Ireland, which represented a decrease of 7.0% compared to the six months ended 1 July 2011. The CCH Group’s core Sparkling beverages volume decreased by 1.6 million unit cases in the six months ended 29 June 2012 compared to the six months ended 1 July 2011, in an overall declining market. Water beverages category volume increased by 0.6% in volume and decreased by 1.9% in value (according to data produced by Nielsen, as of 29 June 2012), however, the Deep River Rock brand continues to be the largest brand in the market in terms of value and the second largest brand in terms of sales volume (based on a brand value share of 17.5% and a volume share of 12.6%, as of 29 June 2012, according to Nielsen). The overall sentiment in the marketplace remains depressed with consumers increasingly buying products only on promotion, hence overall demand in the juice segment (which is traditionally a higher priced product) continued to decline, with brands having to discount up to 30% to generate any uplifts. Sports and energy sales have increasingly moved to discount brands and private label, however, within this category, the CCH Group has increased its volume and value share in both the impulse and take home segments.

Developing Countries

Introduction

The CCH Group’s Developing Countries are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. Apart from Croatia, all of the CCH Group’s Developing Countries joined the EU on 1 May 2004. All of the CCH Group’s Developing Countries have market-oriented economies. The CCH Group’s Developing Countries generally have lower disposable income per capita than its Established Countries and continue to be exposed to economic volatility from time to time.

Macroeconomic conditions had been positive in the CCH Group’s Developing Countries in years prior to 2008, with all countries experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last three years as a result of the global financial and credit crisis. In 2011, GDP growth and unemployment stabilised in the CCH Group’s Developing Countries compared to 2010 and 2009, when GDP growth declined and unemployment increased. The entry of all of the CCH Group’s Developing Countries, other than Croatia, into the EU, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the EU.

The CCH Group’s Developing Countries are typically characterised by lower net sales revenue per unit case than in its Established Countries. TCCC’s products were introduced in the early 1990s in most of the CCH Group’s Developing Countries, where they have since become established premium brands. Consumers in some Developing Countries continue to move away from tap water and homemade drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

The non-alcoholic ready-to-drink beverages market tends to be fragmented in the CCH Group’s Developing Countries, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in the CCH Group’s Developing Countries than in its Established Countries. Consequently, the CCH Group’s products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and remain popular with consumers.

The CCH Group believes that its Developing Countries offer significant growth opportunities for both its Sparkling, Still and Water beverages and the CCH Group is committed to maximising these opportunities by introducing existing and new products, flavours and packages in both the future consumption and the immediate consumption channels. The CCH Group plans to support the increased presence of its products across both the future and immediate consumption channels with its route-to-market systems and the increased availability of coolers and other cold drink equipment.

Net sales revenue in the CCH Group’s Developing Countries amounted to €548.9 million in the six months ended 29 June 2012 compared to €582.8 million in the six months ended 1 July 2011, which accounted for 16.0% and 17.2% of CCH’s total net sales revenue in the respective periods. Net sales revenue in the CCH Group’s Developing Countries amounted to €1,149.1 million in the year ended 31 December 2009, €1,140.0 million in the year ended 31 December 2010 and €1,161.5 million in the year ended 31 December 2011, which accounted for 16.9%, 16.8% and 17.6% of its total net sales revenue in the years ended 31 December 2011, 2010 and 2009, respectively.

Poland

Poland is the CCH Group’s largest Developing Country in terms of both population and sales volume. The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in Poland in terms of sales volume (based on a NARTD volume share of 12.5%, as of 29 June 2012, according to Nielsen). Poland’s low urbanisation and large population represent an opportunity for growth of the CCH Group’s business. In addition to the core brands of TCCC, the CCH Group’s Sparkling beverages brands in Poland include Lift. The CCH Group’s portfolio of water brands in Poland includes Kropla Beskidu and Multivita Kropla Mineralow, whilst its portfolio of energy brands was enlarged with the addition of the Monster brand. The CCH Group continued to see a significant shift to modern trade channels in Poland and is adapting its business to address this change. During 2011, the CCH Group rolled-out SAP ‘Wave 2’ in Poland, and the CCH Group believes it has enhanced its commercial capabilities and increased its customer satisfaction levels.

The CCH Group has also invested in cold drink equipment, an upgrade of its aseptic line to improve production reliability and reduce costs, a new environmentally friendly water bottle and new Sparkling beverages packages were also introduced. The CCH Group has also started the preparation for investment to extend the Radzymin plant infrastructure, which will be a solid basis for future capacity growth.

In the six months ended 29 June 2012, the CCH Group achieved sales volume of 84.4 million unit cases in Poland, which represented a decrease of 3.6 per cent. compared to the six months ended 1 July 2011, mainly due to the weakening economy and adverse weather conditions. However, the CCH Group’s core Sparkling beverages category volume increased by 4.5% in the six months ended 29 June 2012 compared to the six months ended 1 July 2011, mainly due to its packaging strategy for core Sparkling beverages, which resulted in an increase in the CCH Group’s core Sparkling beverages volume market share of 2.3 per cent.

During the first half of 2012, Poland was the co-host of the UEFA Euro 2012 tournament, which offered a unique opportunity to Poland. The CCH Group utilised this occasion to strengthen its association with football in Poland through activation, market execution and customer relationship activities.

Hungary

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Hungary in terms of sales volume and sales value (based on a NARTD volume share of 20.2% and a value share of 41.1%, as of 29 June 2012, according to Nielsen). Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe. In addition to the core brands of TCCC including Kinley, the CCH Group’s Sparkling beverages brands in Hungary also include Lift, and its Still and Water beverages brands include Naturaqua mineral water and Naturaqua Emotion (flavoured). Other brands include the range of Nestea ice teas, Cappy juice, Cappy Icefruit juice drinks, Burn energy drinks and Powerade sports drinks.

On 1 January 2011, SAP ‘Wave 2’ was rolled-out in Hungary. The CCH Group believes it has enhanced its commercial capabilities and increased its customer satisfaction levels. However, the CCH Group’s total volume decreased by 2.2 per cent. in the six months ended 29 June 2012 compared to the six months ended 1 July 2011, mainly due to the ongoing economic crisis in Hungary. The CCH Group’s Water beverages category volume decreased by 0.7 per cent. in the six months ended 29 June 2012, compared to the six months ended 1 July 2011, driven by the strong market competition and a general decline in consumption. In the fruit-based drink category, the CCH Group’s volume increased by eight per cent. in the six months ended 29 June 2012, compared to the corresponding period in 2011, primarily as a result of the continuing success of the marketing campaign for the Cappy brand. The CCH Group’s energy drink category has still not recovered from the impact of the introduction of a new public “health tax”, which caused a 40% price increase in its portfolio of Burn and Monster products. As a result of this dramatic price increase, the CCH Group suffered a 70% decline in volume compared to six months ended 1 July 2011. The CCH Group continued its distribution of Brown-Forman, Bacardi Martini products and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group.

Emerging Countries

Introduction

The CCH Group’s Emerging Countries are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia. These countries are exposed to greater political and economic volatility and have lower per capita GDP than the CCH Group’s Developing or Established Countries. As a result, consumer demand in the CCH Group’s Emerging Countries is especially price sensitive, making the affordability of the CCH Group’s products even more important. The global financial and credit crisis has exacerbated such structural issues in the CCH Group’s Emerging Countries. The CCH Group seeks to promote its products through a strategic combination of revenue growth management, packaging and promotional programmes taking into account local economic conditions.

The CCH Group’s Emerging Countries were the first to be affected by the global financial and credit crisis of 2008. Since then, the CCH Group has not experienced concrete and sustained evidence of recovery. Even though GDP appears to have stabilised and in some cases returned to growth in 2011 and the first half of 2012 in some of these countries, unemployment remained at high levels and currencies were very volatile, particularly in the second half of 2011. Further, the CCH Group’s Emerging Countries are traditionally exposed to world commodity prices and have experienced a large adverse impact from higher PET resin and world sugar prices in recent years.

Most of the CCH Group’s Emerging Countries are characterised by lower net sales revenue per unit case than its Established and Developing Countries. Consumers in some emerging markets are moving away from tap water and homemade drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of the CCH Group Emerging Countries, consumers are showing particular interest in juices and branded waters.

In general, the CCH Group’s Emerging Countries have a relatively undeveloped distribution infrastructure and a fragmented retail sector. In order to expand the availability of the CCH Group’s products, its priority has been to establish reliable distribution networks through a combination of its own direct delivery system and independent distributors and wholesalers where this is economically more efficient. The CCH Group also focuses on improving the availability of chilled products by placing coolers and other cold drink equipment in the market.

The CCH Group believes that its Emerging Countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include relatively low consumption rates, population size (especially in the Russian Federation, Nigeria and Ukraine) and favourable demographic characteristics, notably the larger proportion of young people in countries such as Nigeria who typically consume a higher amount of Sparkling beverages.

Net sales revenue in the CCH Group’s Emerging Countries amounted to €1,534.0 million in the six months ended 29 June 2012 compared to €1,391.3 million in the six months ended 1 July 2011, which accounted for 44.7% and 41.0% of CCH’s total net sales revenue in the respective periods. Net sales revenue in the CCH Group’s Developing Countries amounted to €2,466.7 million in the year ended 31 December 2009, €2,819.0 million in the year ended 31 December 2010 and €2,885.8 million in the year ended 31 December 2011, which accounted for 42.1%, 41.5% and 37.7% of its total net sales revenue in the years ended 31 December 2011, 2010 and 2009, respectively.

Russian Federation

The CCH Group is the exclusive bottler of the products of TCCC for all of the Russian Federation and the CCH Group believes it is the largest bottler of Sparkling beverages in the Russian Federation in terms of sales volume (based on a Sparkling volume share of 30.4%, as of 29 June 2012, according to Canadean). In addition to the core brands of TCCC, the CCH Group produces and sells in the Russian Federation other products of TCCC, such as popular local brands Fruktime and Dobry Lemonade, offered in flavours familiar to Russian consumers, as well as Schweppes-branded mixer products. The CCH Group has also launched “Kruzhka i Bochka”, which is a traditional malted beverage called “Kvass” and is very popular among Russian consumers. The CCH Group’s juice brands in the Russian Federation include Rich, Nico and Dobry, all of which compose the product portfolio of the Multon Z.A.O. group, a leading juice producer (based on a volume share of 17.6%, as of 29 June 2012, according to Canadean) jointly acquired with TCCC in April 2005. The CCH Group’s main non-sparkling brands are Bonaqua water and Nestea ice teas. The CCH Group also sells and distributes energy drink Burn and the range of Powerade sports drinks. On 4 September 2007, the CCH Group acquired 100% of OOO Aqua Vision, a company owning a newly constructed production facility located in close proximity to Moscow. In October 2010, the CCH Group entered into an agreement with Brown-Forman to distribute Brown-Forman beverages.

In the six months ended 29 June 2012, the CCH Group achieved sales volume of 179.4 million unit cases in Russia, which represented an increase of 8.3 per cent. compared to the six months ended 1 July 2011, mainly due to the growth of Coca-Cola, Fanta and Dobry juice. The CCH Group outperformed an improving industry and gained volume and value share in the Sparkling beverages category as well as volume share in the overall non-alcoholic ready-to-drink beverages category. The CCH Group continues to invest in its manufacturing facilities, sales equipment and distribution infrastructure in the Russian Federation. In the six months ended 29 June 2012, the CCH

Group’s investment in such assets exceeded €45 million. The CCH Group distributes its products primarily through its direct delivery system, but also through its wholesalers and independent distributors. The CCH Group believes that it has one of the largest direct distribution networks in the Russian Federation, comprising over 74 distribution centres in all of the key cities of the country. The CCH Group continues to implement its distribution strategy for improving the availability of its products, in particular of its single-serve packages, across the country. In 2011, the CCH Group accomplished full integration of its sales and distribution systems with the Multon Z.A.O. group, which had been in progress for the last couple of years. The CCH Group expects that this integration will provide it with significant synergy benefits, coming from increased efficiency of sales force and route-to-market operations.

Nigeria

The CCH Group is the largest bottler of non-alcoholic ready-to-drink beverages in Nigeria (based on a NARTD volume share of 53.3% and a value share of 49.9%, as of 29 June 2012, according to Nielsen). The CCH Group’s Still and Water beverages are the leading brands in their respective sub-categories (based on a Water category volume share of 50.9% and a value share of 53.9%, as of 29 June 2012, according to Nielsen). Together with its corporate predecessors, the CCH Group has bottled products of TCCC in Nigeria since 1953. The CCH Group now owns 100%  of the Nigerian Bottling Company Limited, after the successful completion of a scheme of arrangement in September 2011. In addition to the core brands of TCCC, the CCH Group’s Sparkling beverage brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product. The CCH Group’s Still beverages category brands include Eva bottled water, which is the leading bottled water brand in Nigeria in terms of sales volume (based on a Water category volume share of 50.9%, as of 29 June 2012, according to Nielsen), while the CCH Group’s flagship juice Five Alive is the number two brand in the juice category (based on a juice category volume share of 28%, as of 29 June 2012, according to Nielsen).

Nigeria is the most populous country in Africa, with an estimated 165 million inhabitants, and has a warm climate and a young population that offer growth opportunities for the CCH Group’s Sparkling, Still and Water beverage products. The GDP of Nigeria grew by approximately seven per cent. in the year ended 31 December 2011, with an expected growth of 6.4 per cent. in the year ended 31 December 2012. The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. The CCH Group manages its distribution either directly or through wholesalers and third party distributors. The CCH Group’s products are distributed through more than 400,000 outlets spread all over the country. To make distribution more efficient the CCH Group continues to expand its pre-selling system for high-volume outlets, adding third party distributors and directly delivering to emerging key accounts. More than 70% of the CCH Group’s sales are now generated through its pre-selling system. In addition, the CCH Group continues to expand its dealer base in selected areas and is working on improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, the CCH Group also manufactures and distributes ice to support the supply of cold drinks in the immediate consumption channel.

In the six months ended 29 June 2012, the CCH Group’s total volume in Nigeria was 92.1 million unit cases, 9.2 per cent. lower compared to the corresponding period in 2011, mainly attributable to the juice and Sparkling beverages, which declined by 16% and 12%, respectively, over the same periods. A portion of the volume decline is also attributable to the loss of sales days due to a nationwide strike in January 2012.

Water category volumes, however, grew by six per cent. in the six months ended 29 June 2012, as compared to the corresponding period in 2011. As of June 2012, all the CCH Group’s production facilities have fully functional wastewater treatment plants. While ensuring that the CCH Group uses the highest water quality for beverage production, the CCH Group continues to seek avenues to protect local water sources by improving its water use efficiency, reducing absolute water use and treating wastewater from its operations before discharge. With 70% of Nigeria’s population under 18 years, the youth population remains a critical stakeholder segment. The CCH Group continues to engage this critical public, initiating and supporting programmes that are designed to improve the quality of their development. In the first six months of 2012, the CCH Group continued its partnership with state governments to invest in educational infrastructure benefiting thousands of pre-college students across several communities. The CCH Group continues to provide skills development and job opportunities through its Technical Training school and the National Diploma recruitment scheme.

Romania

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Romania in terms of sales volume (based on a NARTD volume share of 27%, as of 29 June 2012, according to Nielsen) with a total volume of 75.2 million unit cases in the six months ended 29 June 2012, of which 63.9% related to Sparkling beverages. The CCH Group is the leader in the Sparkling beverages category in terms of sales volume (based on a Sparkling volume share of 51.1%, as of 29 June 2012, according to Nielsen). In addition to the core brands of TCCC, the CCH Group also distributes Dorna water, Schweppes-branded mixer products, Cappy juices and Nestea ice teas, Burn energy drinks and illy cafe. In 2011, SAP ‘Wave 2’ was successfully implemented in Romania, enhancing the CCH Group’s commercial capabilities.

The CCH Group’s total volume in Romania declined by 2.3 per cent. in the six months ended 29 June 2012 compared to the corresponding period in 2011, with volume in the Sparkling beverages category remaining at the same level as for the corresponding period of 2011 and volume for juices decreasing by 41.9%. The overall macroeconomic environment was affected by the devaluation of the local currency against the Euro by 5.5 per cent. during the first six months of 2012, mainly due to political instability.

3.                                      Key financial results

The CCH Group considers the key performance measures for the growth and profitability of its business to be volume, operating profit, Adjusted EBITDA and Return on Invested Capital, or ROIC. Within this framework, in light of the current financial and credit crisis, the CCH Group is paying particular attention to volume, net sales revenue, working capital and cash generation. The following table shows the CCH Group’s results with respect to these key performance measures for each of the years ended 31 December 2011, 2010 and 2009, and the six months ended 29 June 2012 and 1 July 2011, as well as in each case, the year-on-year change in percentage terms.

	Six months ended			Year ended 31 December
Key performance measures:	29 June 2012	% change	1 July 2011	2011	% change	2010(1)	% change	2009(1)
Unit case volume (in millions)	1,010.5	(2.5)	1,036.3	2,083.4	(0.8)	2,100.0	1.5	2,069.3
Operating profit (euro in millions)	169.9	(26.7)	231.9	468.4	(27.9)	649.9	1.1	642.6
Adjusted EBITDA (euro in millions)	367.6	(13.5)	425.0	876.7	(16.6)	1,051.5	2.8	1,023.1
ROIC	n/a	n/a	n/a	7.4%	(28.2)	10.3%	—	10.3%

(1)                                  Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in the notes to the financial statements included in this Report on Form 6-K.

Unit case volume

The CCH Group measures its sales volume in unit cases. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in the CCH Group’s industry.

In the six months ended 29 June 2012, total volume decreased by 25.8 million unit cases, representing a 2.5 per cent. decrease compared to the six months ended 1 July 2011, due to reduced levels of disposable income, persistently low consumer confidence levels in the CCH Group’s EU markets, unseasonably rainy weather in late May and June across Central and Eastern Europe and religious unrest in Nigeria.

In the year ended 31 December 2011, total volume decreased by 16.6 million unit cases, representing a 0.8 per cent. decrease compared to the year ended 31 December 2010. The reduction of volume was more evident in Greece, Ukraine and Romania, mainly as a result of unfavourable economic conditions that negatively affected consumer confidence and spending during 2011 as well as in Russia, where the excessive heat in the summer of 2010 set up a very high base for the year-on-year comparison.

In the year ended 31 December 2010, total volume increased by 30.7 million unit cases, representing a 1.5 per cent. increase compared to the year ended 31 December 2009. Unusually hot weather in Russia coupled with improving economic trends in key countries such as Russia, Ukraine, Switzerland and the Czech Republic resulted in higher volume that more than offset declines in volume in Greece, Italy, Ireland, Hungary, Bulgaria and Romania, which declines were primarily the result of the continued deterioration in the economic conditions in these markets.

Operating profit

In the six months ended 29 June 2012, operating profit decreased by €62.0 million, or 26.7% compared to the six months ended 1 July 2011, mainly as a result of increased raw material costs, as well as unfavourable foreign currency movements that more than offset the benefits of the CCH Group’s revenue growth initiatives and savings in operating expenses, which were driven by its cost reduction initiatives. Operating profit declined by 48.8% in the CCH Group’s Established markets and by 95.8% in its Developing markets and increased by 31.3% in its Emerging markets in the six months ended 29 June 2012, compared to the corresponding period in 2011.

In the year ended 31 December 2011, operating profit decreased by €181.5 million, or 27.9% compared to the year ended 31 December 2010, mainly as a result of increased commodity prices primarily for PET resin, sugar and juice concentrate as well as the persisting economic challenges across most of the CCH Group’s Territories. Operating profit declined by 22.4% in Established markets, 34.5% in Developing markets and 31.0% in Emerging markets compared to the year ended 31 December 2010.

In the year ended 31 December 2010, operating profit increased by €7.3 million, or 1.1 per cent. compared to the year ended 31 December 2009, as increased volume, foreign currency benefits and realised cost savings were only partly offset by lower pricing, negative product mix and higher commodity costs. Operating profit declined by 10.7% in Established markets and increased by 3.4 per cent. and 14.4% in Developing and Emerging markets respectively compared to the year ended 31 December 2009.

Adjusted EBITDA

The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and impairment of property, plant and equipment, stock option compensation, amortisation of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group’s operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The CCH Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that Adjusted EBITDA is a measure commonly used by analysts and investors in the CCH Group’s industry and that existing securityholders and potential investors in the CCH Group use multiples of Adjusted EBITDA in making investment decisions about the CCH Group. Accordingly, this information is disclosed to permit a thorough analysis of the CCH Group operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

The CCH Group defines Adjusted EBITDA as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010(1)	2009(1)
	(euro in millions)
Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent	91.2	132.5	268.9	426.6	402.6
Non-controlling interests	0.9	4.2	3.9	12.1	22.4
Tax	34.7	51.2	102.7	138.0	142.9
Share of results of equity method investments	(0.9)	0.8	(1.2)	(2.5)	1.9
Finance income	(4.5)	(3.3)	(9.8)	(7.4)	(9.4)
Finance costs	48.5	46.5	103.9	83.1	82.2
Operating profit	169.9	231.9	468.4	649.9	642.6
Plus:
Depreciation and impairment of property, plant and equipment(2)	193.1	185.7	395.7	387.8	360.7
Amortisation of and adjustments to intangible assets	1.4	1.7	3.2	7.1	6.9
Stock option compensation	3.2	4.3	8.1	6.7	6.4
Other non-cash items	—	1.4	1.3	—	6.5
Adjusted EBITDA	367.6	425.0	876.7	1,051.5	1,023.1

(1)          Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in the notes to the financial statements included in this Report on Form 6-K.

(2)          Refer to note 5 to the financial statements included in this Report on Form 6-K.

In the six months ended 29 June 2012, Adjusted EBITDA decreased by €57.4 million compared to the six months ended 1 July 2011. In the year ended 31 December 2011, Adjusted EBITDA decreased by €174.8 million from the year ended 31 December 2010, and in the year ended 31 December 2010, Adjusted EBITDA increased by €28.4 million from the year ended 31 December 2009. These changes were due to the same factors that contributed to the changes in the CCH Group’s operating profit during the same periods.

ROIC

The CCH Group uses ROIC as an important performance indicator to measure its success in utilising its existing asset base and allocating capital expenditures. ROIC serves as an additional indicator of the CCH Group’s performance and not as a replacement for measures such as operating profit and profit after tax attributable to owners of the parent as defined and required under IFRS. Accordingly, this information is disclosed to permit a more complete analysis of the CCH Group’s operating performance. ROIC, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies.

The CCH Group defines ROIC as follows:

Return on Invested Capital =	Operating profit + share of results of equity method investments - income tax expense - tax shield
Capital employed

The CCH Group’s “tax shield”, which reflects the tax benefit that it receives on its borrowings, which has historically been calculated on the basis of CCH’s interest expense multiplied by the relevant enacted Greek statutory tax rate. The CCH Group’s “capital employed” equals the CCH Group’s shareholders’ equity plus its net borrowings.

The CCH Group’s ROIC for 2011 was 7.4 per cent. and for 2010 was 10.3%. Operating profit decreased by €181.5 million or 27.9% and the taxes decreased by €35.3 million or 25.6% in 2011 compared to 2010. In addition employed capital decreased resulting from a decrease in shareholder’s equity and net borrowings of €56.8 million and €85.5 million, respectively, in 2011 compared to 2010.

The CCH Group’s ROIC for 2010 and 2009 was 10.3%. Operating profit increased by €7.3 million or 1.1 per cent. and the taxes decreased by €4.9 million or 3.4 per cent. in 2010 compared to 2009. However, such performance was offset by an increase in employed capital resulting from an increase in shareholder’s equity of €498.4 million or 20.3% in 2010 compared to 2009.

	Year ended 31 December
	2011	2010	2009
	(euro in millions, except percentages)
Tax shield:
Finance costs, including losses on net monetary position	(103.9)	(83.1)	(82.2)
Greek statutory tax rate	20%	24.0%	25.0%
	(20.8)	(19.9)	(20.6)

Numerator:
Operating profit	468.4	649.9	642.6
Share of results of equity method investments	1.2	2.5	(1.9)
Tax	(102.7)	(138.0)	(142.9)
Tax shield	(20.8)	(19.9)	(20.6)
	346.1	494.5	477.2

	Year ended 31 December
	2011	2010	2009
	(euro in millions, except percentages)
Denominator:
Cash and cash equivalents	(476.1)	(326.1)	(232.0)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	299.6	181.3	236.0
Current portion of long-term borrowings	—	305.0	1.1
Current finance lease obligations	21.9	48.8	69.9
Long-term borrowings, less current portion and finance leases	1,861.9	1,561.2	2,010.3
Long-term finance lease obligations	72.6	95.2	90.3

Net debt	1,779.9	1,865.4	2,175.6
Shareholders’ equity	2,895.3	2,952.1	2,453.7

Capital employed	4,675.2	4,817.5	4,629.3

ROIC	7.4%	10.3%	10.3%

4.                                      Major recent transactions

Summary of recent acquisitions / disposals

In recent years, the CCH Group has selectively broadened its portfolio of brands in its combined Still and Water beverages category through acquisition of natural mineral water and juice businesses, in order to capture sales opportunities through its local distribution and marketing capabilities. While the CCH Group also remains open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of its core business strategy.

2011	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Acquired business
MS Foods UAB	20 April 2011	Juice	Emerging	Belarus	2.5
Acquired non-controlling interests
Nigerian Bottling Company plc	29 August 2011	Non-alcoholic ready-to-drink beverages	Emerging	Nigeria	100.2
Coca-Cola HBC—Srbija d.o.o.	From 5 January 2011 to 19 August 2011	Non-alcoholic ready-to-drink beverages	Emerging	Serbia	17.7
AD Pivara Skopje	9 November 2011	Sparkling beverages / Beer	Emerging	FYROM	39.8
Disposed business
Eurmatik S.r.l.	2 February 2011	Vending machines	Established	Italy	13.5

2012	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Acquired non-controlling interests
AD Pivara Skopje	February 2012	Sparkling beverages/ beer	Emerging	FYROM	2.1

Acquisition of MS Foods UAB (2011)

On 20 April 2011 the CCH Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. The CCH Group’s share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the CCH Group recording of intangible assets of €2.9 million in its Emerging Countries segment. Acquisition related costs recognised as an expense in income statement, under operating expenses, amounted to €0.3 million.

Acquisition of non-controlling interest in Nigerian Bottling Company plc (“NBC”) (2011)

On 8 June 2011, the board of directors of CCH’s subsidiary NBC resolved to propose a scheme of arrangement between NBC and its non-controlling interests, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011, respectively, and resulted in the acquisition of the remaining 33.6% voting shares of NBC, bringing the CCH Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €64.8 million was paid as of the six months ended 29 June 2012 compared to €56.5 million paid as of the year ended 31 December 2011. The difference between the consideration and the carrying value of the interest acquired amounting to €60.1 million has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the CCH Group.

Acquisition of non-controlling interest in Coca-Cola HBC—Srbija d.o.o. (“CCH Serbia”) (2011)

On 25 June 2010, the CCH Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on 2 August 2010 and resulted in the CCH Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the CCH Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non-controlling interest acquired in 2011 was €17.7 million, including transaction costs of €0.4 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

Acquisition of non-controlling interest in AD Pivara Skopje (2011 and 2012)

On 16 December 2011, the CCH Group announced that it had increased its share in A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that the CCH Group jointly controls with Heineken, by acquiring, together with Heineken, 41.2% of the non-controlling interests. The consideration paid collectively with Heineken was €79.6 million including acquisition costs of €0.2 million, and was equally divided between the CCH Group and Heineken. The carrying value of the non-controlling interest acquired was €22.9 million. In the six months ended 29 June 2012, the CCH Group, together with Heineken, acquired an additional 2.16 per cent. of the remaining non-controlling interests. The consideration paid collectively with Heineken was €4.2 million. The carrying value of the non-controlling interest acquired was €1.2 million. Following this acquisition the CCH Group owns 49.3% of the voting rights of A.D. Pivara Skopje as compared to 48.2% as at 31 December 2011 and controls jointly with Heineken 98.6% of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

Sale of Eurmatik S.r.l. (2011)

In February 2011, the CCH Group sold all its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalents disposed were €0.4 million. The disposal resulted in the CCH Group derecognizing €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the CCH Group’s Established Countries segment.

Share buy-back (2009 and 2012)

On 30 April 2009, CCH’s board of directors authorised a buy-back programme for a maximum of up to five per cent. of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on CCH’s capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1 per share and a maximum purchase price of €20.0 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme, with a value of €55.5 million.

On 25 June 2012, the annual general meeting of CCH’s shareholders approved a share buy-back programme for a maximum of up to five per cent. of its paid-in share capital during the 24-month period following the meeting pursuant to Article 16 of Codified Law 2190/1920. Based on CCH’s capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1 per share and a maximum purchase price of €30.0 per share.

Delisting from Australian Stock Exchange (2009)

On 2 June 2009, CCH announced its intention to seek its removal from the official list of the Australian Stock Exchange Limited. Trading of its CHESS Depositary Interests was suspended from the close of the market on 26 August 2009 with delisting of its CHESS Depositary Interests effected at the close of trading on 2 September 2009. CCH’s decision to delist was due to the low level of CHESS Depositary Interests quoted on the Australian Stock Exchange Limited and the low level of trading on the Australian Stock Exchange Limited compared to the other exchanges. These factors made it unlikely that the CCH Group would seek to raise further equity capital via the Australian Stock Exchange Limited listing. Under these circumstances, the CCH Group wanted to avoid the administrative costs related to an Australian Stock Exchange Limited listing.

Re-capitalisation (capital return) (2009 and 2011)

On 18 September 2009, CCH announced proposals for a re-capitalisation, which resulted in a capital return of €548.1 million to its shareholders, i.e. €1.5 per share. At the extraordinary general meeting held on 16 October 2009, CCH’s shareholders approved an increase of its share capital by €548.1 million, through the partial capitalisation of the share premium reserve and an increase in the nominal value of each share by €1.5 per share. At the same extraordinary general meeting, CCH’s shareholders also approved the decrease of its share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.5 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, CCH realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

On 6 May 2011, the annual general meeting of CCH’s shareholders resolved to reorganise CCH’s share capital. CCH’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2. CCH’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.0 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 25 June 2012, the annual general meeting of CCH’s shareholders resolved to decrease CCH’s share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH’s share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of the parent company, in an equal amount.

5.                                      Application of critical accounting policies

The CCH Group’s discussion and analysis of financial condition and results of operations are based upon the consolidated historical financial information set out in this Report on Form 6-K. The CCH Group’s consolidated historical financial information is prepared in accordance with IFRS, as issued by the IASB.

The CCH Group believes the following critical accounting policies include the CCH Group’s more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development, selection and disclosure of these critical accounting policies with the Audit Committee of CCH’s board of directors.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the CCH Group’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from these estimates.

Income taxes

The CCH Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The CCH Group recognises a provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The CCH Group anticipates that were the final tax outcome, on the judgment areas, to differ from management’s estimates by up to 10%, the CCH Group’s consolidated tax expense would increase (or decrease) by less than €2.5 million.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated. The value-in-use calculation requires that the CCH Group estimates the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Employee benefits—Defined benefit pension plans

The CCH Group provides defined benefit pension plans as an employee benefit in certain Territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

Intangible assets

Intangible assets comprise a significant portion of the CCH Group’s balance sheet. As at 29 June 2012, there were €1,957.0 million of intangible assets recorded on the CCH Group’s balance sheet, reflecting 25.7% of its total assets. The main components of this intangible asset balance were €1707.7 million of goodwill, €157.9 million of franchise agreements (primarily related to the CCH Group’s agreements with TCCC) and €83.2 million of trademarks. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. TCCC does not grant perpetual franchise rights outside the United States, however, the CCH Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Impairment of other non-financial assets

Property, plant and equipment and other non-financial assets, primarily finite-lived intangibles, that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Contingencies

The CCH Group is subject to various claims and contingencies related to legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate.

6.                                      Principal factors affecting the results of the CCH Group’s operations

The CCH Group’s relationship with TCCC

General

The CCH Group is a producer, distributor and seller primarily of the products of TCCC. TCCC controls the global product development and marketing of its brands. TCCC’s ability to perform these functions successfully has a direct effect on the CCH Group’s sales volume and results of operations. The CCH Group produces the beverages of TCCC, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the products of TCCC to customers either directly or indirectly through independent distributors and wholesalers. The CCH Group’s business relationship with TCCC is mainly governed by bottlers’ agreements entered into between TCCC and the CCH Group.

Purchase of concentrate

Expenditure for concentrate constitutes the CCH Group’s largest individual raw material cost. The cost of concentrate purchased from TCCC during the six months ended 29 June 2012 amounted to €675.6 million, as compared to €642.7 for the six months ended 1 July 2011 and €1,249.3 million, €1,294.9 million and €1,246.0 million for the years ended 31 December 2011, 2010 and 2009, respectively. Concentrate purchased from TCCC represented 30.8% of the CCH Group’s total cost of goods sold in the six months ended 29 June 2012, compared with 30.7% in the six months ended 1 July 2011 and 29.3%, 32.0% and 31.9% in the years ended 31 December 2011, 2010 and 2009, respectively. Under its bottlers’ agreements, the CCH Group is required to purchase concentrate for all beverages of TCCC from companies designated by TCCC. TCCC is entitled under the bottlers’ agreements to determine the price the CCH Group pays for concentrate at its sole discretion. In practice, TCCC normally sets prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant countries and so as to ensure that such prices are in line with the CCH Group’s and TCCC’s respective sales marketing objectives for particular TCCC brand-related products and particular Territories.

The CCH Group expects amounts of concentrate purchased from TCCC to track its sales volume growth. The CCH Group anticipates the price of concentrate it purchases from TCCC for each of the countries in which it operates to be determined mainly by reference to inflation and its ability to implement price increases in the relevant country.

Pricing in countries outside the EU

The CCH Group’s operating companies are entitled to set the price of products sold to retailers outside the EU. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries.

Marketing and promotional support

TCCC makes contributions to the CCH Group in respect of marketing and promotional support programmes to promote the sale of its products in the CCH Group’s Territories. Contributions received from TCCC for marketing and promotional support programmes amounted to €27.2 million and €23.9 million for the six months ended 29 June 2012 and the six months ended 1 July 2011, respectively, and €76.5 million, €60.8 million and €56.9 million for the years ended 31 December 2011, 2010 and 2009, respectively. These contributions, if related to payments the CCH Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCH Group’s payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue. In the six months ended 29 June 2012, such contributions totalled €19.4 million as compared to €21.4 million in the six months ended 1 July 2011 and €49.0 million, €48.8 million and €39.9 million in the years ended 31 December, 2011, 2010 and 2009, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses. In the six months ended 29 June 2012, these contributions amounted to €9.0 million compared to €9.0 million in the six months ended 1 July 2011 and €21.9 million, €19.8 million and €22.5 million in the years ended 31 December 2011, 2010 and 2009, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. TCCC is under no obligation to participate in the programmes or continue past levels of funding into the future. Given the CCH Group’s relationship with TCCC to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Other transactions with TCCC

Other income primarily comprises rent, facility and other costs and was nil in the six months ended 29 June 2012 compared to €0.6 million in the six months ended 1 July 2011 and €1.2 million, €14.3 million and €4.4 million in the years ended 31 December 2011, 2010 and 2009, respectively, and a toll-filling relationship in Poland of €9.0 million in the six months ended 29 June 2012 compared to €9.7 million in the six months ended 1 July 2011 and €13.8 million, €17.6 million and €15.0 million in the years ended 31 December 2011, 2010 and 2009, respectively. Other expenses related to facility costs charged by TCCC and shared costs were €2.4 million in the six months ended 29 June 2012 compared to nil in the six months ended 1 July 2011 and €4.0 million, nil and €1.5 million in the years ended 31 December 2011, 2010 and 2009, respectively, included in operating expenses.

In addition to concentrate, the CCH Group purchases from TCCC finished goods and other materials. The cost of these purchases amounted to €26.4 million in the six months ended 29 June 2012, as compared to €33.9 million in the six months ended 1 July 2011 and €56.1 million, €78.0 million and €37.6 million in the years ended 31 December 2011, 2010 and 2009, respectively. The purchases of finished goods are primarily purchases of Powerade products. The CCH Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €59.5 million in the six months ended 29 June 2012, as compared to €63.2 million in the six months ended 1 July 2011 and €99.6 million, €89.4 million and €70.0 million in the years ended 31 December 2011, 2010 and 2009, respectively. These amounts are included in the CCH Group’s cost of goods sold.

During the six months ended 29 June 2012, the CCH Group sold €12.2 million of finished goods and raw materials to TCCC, as compared to sales of €15.9 million for the six months ended 1 July 2011 and €32.8 million, €19.0 million and €20.5 million the years ended 31 December 2011, 2010 and 2009, respectively. In the six months ended 29 June 2012, the year ended 31 December 2011 and the year ended 31 December 2010, the CCH Group did not record any gain from the sale of property, plant and equipment to TCCC compared to €0.2 million in the year ended 31 December 2009.

In March 2008, the CCH Group formed a three-party joint venture with TCCC and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the “illyissimo” brand across its Territories. During 2011, the CCH Group disposed of its interest in that joint venture with no significant effect on its consolidated financial statements. The CCH Group continues to sell and distribute ready-to-drink coffee under the “illyissimo” brand across its Territories.

During the six months ended 29 June 2012 and the year ended 31 December 2011, the CCH Group did not purchase any franchise rights, as compared to €4.4 million in the year ended 31 December 2010 and nil in the year ended 31 December 2009. In the six months ended 29 June 2012 and the year ended 31 December 2011, the CCH Group did not have any proceeds from the sale of available-for-sale assets to TCCC compared to €4.9 million in the six months ended 29 June 2012 and the year ended 31 December 2010.

All transactions with TCCC are conducted on an arm’s length basis.

Amounts payable to and receivable from TCCC

As at 29 June 2012, TCCC owed the CCH Group €59.3 million, as compared to €63.2 million, €53.8 million and €64.2 million as at 31 December 2011, 2010 and 2009, respectively, of which €6.3 million as at 29 June 2012 and €0.3 million, €3.0 million and €6.7 million as at 31 December 2011, 2010 and 2009, respectively, related to loans to joint ventures with TCCC. The CCH Group owed TCCC a total amount of trade payables of €217.4 million as at 29 June 2012 and €172.2 million, €166.0 million and €125.1 million as at 31 December 2011, 2010 and 2009, respectively, and €2.2 million of other liabilities as at 29 June 2012, compared to €7.6 million as at 31 December 2011.

Economic conditions

Challenging economic and financial conditions continued to play a major role in the CCH Group’s operating performance and financial results in 2011 and the first six months of 2012. The CCH Group has witnessed a continued impact from austerity measures implemented in markets, including Greece, Italy, the Republic of Ireland and Northern Ireland. Consumer confidence and purchasing power continued to deteriorate throughout this period across most of the CCH Group’s Territories with single digit to double digit declines in key countries such as the Czech Republic, Greece, Hungary, Austria, Italy, Romania and Poland. GDP growth slowed down and unemployment rates increased significantly across the CCH Group’s Territories during 2011 and the first six months of 2012. Greece experienced an estimated negative GDP growth of 7.5 per cent. and a record unemployment rate of 20.7% in 2011 and an estimated negative GDP growth of 6.5 per cent. and a record unemployment rate of 22.6% in the first quarter of 2012. The CCH Group experienced a significant negative impact from exchange rate volatility in 2011 and the deepening of the sovereign debt crisis in the eurozone continued to contribute to currency volatility across the CCH Group’s Territories, which impacted its financial results in the first six months of 2012.

In 2011 and the first six months of 2012, efforts by major western countries to respond to the world economic crisis by taking further fiscal measures designed to reduce fiscal deficit and ultimately restore confidence continued, however, the CCH Group has not experienced any concrete evidence of recovery. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009, others have done so in 2010 and 2011. Towards the end of 2009, the economic crisis created downward pressure on the euro, resulting in an increase in the prices the CCH Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which depresses the CCH Group’s profit margins if it is unable to recover these additional operating costs from its customers. Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. More austerity measures were introduced in 2011, including further pension and salary reductions, imposition of a solidarity tax, imposition of additional real estate tax and an increase of value added tax to non-alcoholic ready-to-drink beverages from 13% to 23%, which led to strong decline of private consumption. A further tightening of the government’s multiyear fiscal consolidation programme is likely under the new European Monetary Union / International Monetary Fund agreement, that will further depress Greece’s medium-term economic growth prospects. In 2012, two rounds of general elections increased volatility and put further pressure on consumer sentiment.  In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to three per cent. or less of gross domestic product by 2012. At the end of 2011 and in early 2012, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a critical austerity bill, introducing further austerity measures, including a value added tax increase by one per cent. and an additional two per cent. increase under consideration for July 2013. Such measures are likely to negatively impact gross domestic product and employment in the short and medium term, which to could adversely affect the results of the CCH Group’s operations. In November 2010, the Irish government agreed to a rescue package with the European Union and International Monetary Fund that requires severe fiscal austerity. Moreover, the government’s 2012 budget seeks savings and incremental revenues, including an increase in the value added tax rate by two per cent., from 21% to 23%, effective from January 2012. Such measures are likely to negatively impact gross domestic product and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCH Group’s local operations and on a consolidated basis.

Channel mix

The CCH Group sells its products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets, discount stores and grocery stores, where consumers either buy beverages in multi-serve (one litre and above or multi-package) packages or multi-packs of single-serve packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues, hotels and offices, where consumers typically buy beverages in chilled single-serve (0.5 litre or smaller) packages and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers’ willingness to pay a premium to consume the CCH Group’s products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent the CCH Group’s principal customers in the future consumption channel.

The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCH Group’s markets. The CCH Group response has been to make “customer preference” a core value of its business. “Customer preference” means building true collaboration and partnerships that create sustainable value and profitable growth for the CCH Group’s business and its customers across all key channels through a comprehensive set of initiatives, including joint value creation, customer care centres, projects with key customers, and the CCH Group’s 360° process for measuring and improving in-market execution channel mix refers to the relative percentages of its sales volume comprising chilled single-serve packages sold for immediate consumption and multi-serve and single-serve packages sold for future consumption. A favourable channel mix occurs when sales of the CCH Group’s higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavourable channel mix occurs when the CCH Group’s volume shifts toward more multi-serve packages that generate lower margins. One of the strategies the CCH Group uses to improve channel mix is to invest in cold drink equipment, such as coolers, which the CCH Group makes available to retail outlets. This represents a significant portion of the CCH Group’s capital expenditure. During 2011, for example, approximately 23% of the CCH Group’s additions of property, plant and equipment were for coolers. Another strategy the CCH Group has is to offer consumers the option to purchase multi-packs of single-serve packages more often from future consumption channels.

Raw material costs

Raw material costs, including concentrate, represented 76.0% of the CCH Group’s total cost of goods sold in the six months ended 29 June 2012, as compared to 76.3% in the six months ended 1 July 2011 and 76.0%, 75.7% and 76.8% in the years ended 31 December 2011, 2010 and 2009, respectively. The CCH Group’s major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium cans, aseptic packages and other packaging materials. The entry into the EU in recent years of eleven of the CCH Group’s countries has led to an increase in the cost of sugar.  Plastic resin costs in the six months ended 29 June 2012 were significantly lower than anticipated as global events (such as the pessimistic global economic outlook and lower demand for PET raw materials) impacted the plastic resin value chain. This resulted in margin reductions in key raw materials such as PTA, PX and MEG. For additional information, see “—Impact of governmental, econimic, fiscal, monetary and political policies — fall regulations” below.

The CCH Group’s major cold drink equipment supplier is Frigoglass S.A. Under the terms of a supply agreement that the CCH Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004 but subsequently extended, on substantially similar terms, in June 2004 and, again in December 2008 to 31 December 2013, the CCH Group has the status of a non-exclusive most favoured client of Frigoglass S.A. The CCH Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The purchases of coolers from Frigoglass S.A. in the six months ended 29 June 2012 represented 96% of the CCH Group’s total cooler requirements.  The prices at which the CCH Group purchases these products are agreed between the CCH Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of other non-exclusive primary European suppliers to TCCC’s European bottlers.

In the six months ended 29 June 2012, the CCH Group made purchases from Frigoglass S.A. and it subsidiaries totalling €95.4 million of coolers, glass bottles and crowns, compared to €113.3 million in the six months ended 1 July 2011 and incurred maintenance and other expenses of €4.4 million in the six months ended 29 June 2012, as compared to €3.4 million in the six months ended 1 July 2011. In the year ended 31 December 2011, the CCH Group made purchases from Frigoglass S.A. and it subsidiaries totalling €148.0 million, compared to €101.0 million in the year ended 31 December 2010 and €58.8 million in the year ended 31 December 2009. Further, the CCH Group incurred maintenance and other expenses of €6.4 million in the year ended 31 December 2011, as compared to €5.7 million and €5.3 million in the years ended 31 December 2010 and 2009, respectively. Boval S.A., the parent of Kar-Tess Holding, holds a 43.7% interest in Frigoglass S.A.

Weather conditions

Weather conditions directly affect consumption of all of the CCH Group’s products. High temperatures and prolonged periods of warm weather favour increased consumption of the CCH Group’s products, while unseasonably cool weather, especially during the spring and summer months, adversely affects the CCH Group’s sales volume and consequently, net sales revenue.

Seasonality

Product sales in all of the CCH Group’s countries are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these countries, as well as during holiday periods such as Christmas and Easter. The CCH Group typically experiences its best results of operations during the second and third quarters. In 2011, for example, the CCH Group realised 20.7% of its sales volume in the first quarter, 28.9% in the second quarter, 28.1% in the third quarter and 22.3% in the fourth quarter.

Foreign currency

The CCH Group’s results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in its Emerging and Developing Countries. In particular:

•                  The CCH Group’s operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Estonia, Slovenia, Slovakia and Montenegro have functional currencies other than the CCH Group’s reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects the CCH Group’s statement of income and balance sheet when the results of those operating companies are translated into euro.

•                  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in countries with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at 29 June 2012, all of the CCH Group’s concentrate, which represents 47.0% of its raw material costs, was sourced through supply agreements denominated in the local currency of each of its operations. Sugar, PET and aluminium, which represent 17.8%, 11.2% and 6.8 per cent., respectively, of the CCH Group’s raw material costs in the six months ended 29 June 2012, were sourced through supply agreements denominated mainly in euro and US dollars.

•                  Currency fluctuations impact the CCH Group’s foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

Taxation of the CCH Group

Statutory income tax rates in the countries in which the CCH Group operates range from 0% to 30.0%. The CCH Group’s effective income tax rate was 27.4% for the six months ended 29 June 2012, which was stable compared to 27.2% for the six months ended 1 July 2011. The level of the CCH Group’s effective tax rate is mainly driven by changes in the mix of countries contributing to profitability, due to the differing and higher rates applying in some countries in which the CCH Group operates, the changes in tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and to one-off tax items. The CCH Group’s effective income tax rate was 27.4% for the year ended 31 December 2011, 23.9% for the year ended 31 December 2010 and 25.2% for the year ended 31 December 2009. The increase of the CCH Group’s effective tax rate in the year ended 31 December 2011 compared to the year ended 31 December 2010 is attributed to a combination of factors with positive or negative impact on the CCH Group’s effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, and the utilisation in prior years of tax benefits that were no longer available in 2011.

In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. The decrease of the corporate income tax rate in Greece from 24% to 20%, led to a decrease in the deferred tax asset of €1.2 million. Hyperinflationary accounting adopted by Belarus during 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in the CCH Group’s current income tax expense. In addition, the utilisation of certain tax benefits in 2010 (that were no longer available in 2011) had the effect of reducing the CCH Group’s effective tax rate in the year ended 31 December 2010, and contributed to the change in its effective tax rates in the year ended 31 December 2011 compared to the year ended 31 December 2010. The tax benefits in 2010 that were not available in 2011 include the utilisation of losses not previously recognised for tax purposes that led to recognition of a previously unrecognised deferred tax asset on those tax losses in Austria and the utilisation of expenses not previously allowed for deduction in Russia.

The decrease of the CCH Group’s effective income tax rate in the year ended 31 December 2010 compared to the year ended 31 December 2009 was mainly attributable to the recognition of a deferred tax asset of €10.2 million on losses that had previously not been recognised on the CCH Group’s acquisition of Coca-Cola Beverages Austria GmbH. Furthermore, the current tax expense in the year ended 31 December 2010 was decreased by €2.3 million compared to the year ended 31 December 2009, reflecting the benefit obtained pursuant to tax incentives legislation applying in some of the tax jurisdictions in which the CCH Group operates.

On 10 December 2009, the Greek government introduced a special tax defined as “Extra Contribution of Social Responsibility by the Large Companies” pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, the CCH Group recorded a tax charge of €19.8 million in the year ended 31 December 2009.

Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an “Extraordinary Contribution of Social Responsibility” on net income for the fiscal year ended 31 December 2009. The amount of the ‘Extraordinary Contribution of Social Responsibility’ assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in 2010.

Amortisation and impairment of intangible assets

As discussed above under “Application of critical accounting policies—Intangible assets”, intangible assets comprise a significant portion of the CCH Group’s balance sheet. The CCH Group considers that 99.5% of the €1,957.0 million of intangible assets recorded on its balance sheet as at 29 June 2012 relates to assets that have indefinite useful lives.

The CCH Group conducts tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets annually and whenever there is an indication of impairment. No impairment resulted from the impairment tests of 2011, 2010 and 2009.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

On 1 May 2004, nine countries in which the CCH Group operates entered the EU. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the EU on 1 January 2007. As of 31 December 2011 the CCH Group operated in 16 EU countries. In addition, subject to ratification by EU member states, Croatia is scheduled to become an EU member state in 2013. These countries have implemented extensive reforms to facilitate their transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the EU. The CCH Group believes that, overall, it benefits from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the EU. Conversely, the application of EU labour, tax, accounting and environmental regulations, increases the cost and complexity of compliance, at least in the short-term, and the implementation of the EU packaging directive in the new EU countries has further restricted the CCH Group’s ability to use certain packaging materials or methods.

The CCH Group’s countries in the EU have adopted the EU sugar regime, which means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. This has generally meant a significant rise in sweetener costs in these countries, although the ongoing reform of the EU sugar regime could help to counteract inflationary pressure caused by recent increases in energy and transport costs.

EU competition law

The CCH Group’s business activities affecting the EU are subject to EU competition law. In 2005, the European Commission ended an investigation into various commercial practices of TCCC and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. Together with TCCC and other Coca-Cola bottlers, the CCH Group undertook to address all such practices in the EU. The undertaking potentially applied in the member states of the European Economic Area, covering those channels of distribution where TCCC-branded sparkling beverages account for over 40% of the national sales and twice the nearest competitor’s share. The commitments related broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applied to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. The CCH Group believes that its compliance with the undertaking has not had a material adverse effect on its business and financial results. The undertaking expired on 31 December 2010.

Greek economic crisis and EU response

Greece, which accounted for approximately six per cent. of the CCH Group’s sales volume in the six months ended 29 June 2012, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece’s weakening economic growth prospects have led to the announcement of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other countries in Europe in which the CCH Group operates, such as Ireland, Italy, Romania and Hungary, are facing difficult economic conditions and have announced fiscal austerity measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of the CCH Group’s local operations and on a consolidated basis.

7.                                      Operating results

CCH Group

Six months ended 29 June 2012 compared to the six months ended 1 July 2011

The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, for the six months ended 29 June 2012 compared to the six months ended 1 July 2011.

	Six months ended
	29 June 2012	1 July 2011	Change
	(euro in millions except unit case volume in millions)		(percentage)
Net sales revenue	3,432.1	3,395.7	1.1
Cost of goods sold	(2,195.1)	(2,095.9)	4.7

Gross profit	1,237.0	1,299.8	(4.8)
Operating expenses	(1,049.5)	(1,051.1)	(0.2)
Restructuring costs	(17.6)	(16.8)	4.8

Operating profit	169.9	231.9	(26.7)
Finance income	4.5	3.3	36.4
Finance costs	(46.8)	(46.5)	0.6
Loss on net monetary position	(1.7)	—	n/a

Total finance costs, net	(44.0)	(43.2)	1.9
Share of results of equity method investments	0.9	(0.8)	212.5

Profit before tax	126.8	187.9	(32.5)
Tax	(34.7)	(51.2)	(32.2)

Profit after tax	92.1	136.7	(32.6)

Attributable to:
Owners of the parent	91.2	132.5	(31.2)
Non-controlling interests	0.9	4.2	(78.6)
	92.1	136.7	(32.6)

Adjusted EBITDA	367.6	425.0	(13.5)
Unit case volume	1,010.5	1,036.3	(2.5)

Ratio of earnings to fixed charges	2.9	3.8

The following table shows certain income statement and other financial data for the six months ended 29 June 2012 and the six months ended 1 July 2011, expressed in each case as a percentage of net sales revenue.

	Six months ended
	29 June 2012	1 July 2011
	(percentage)
Net sales revenue	100.0	100.0
Cost of goods sold	(64.0)	(61.7)

Gross profit	36.0	38.3
Operating expenses	(30.6)	(31)

Operating profit	5.0	6.8

Adjusted EBITDA	10.7	12.5

Volume

The CCH Group’s sales volume for the six months ended 29 June 2012 decreased by 25.8 million unit cases, or 2.5 per cent., compared to the six months ended 1 July 2011. Established and Developing Countries made a negative contribution of 18.8 million unit cases and 7.6 million unit cases, respectively, whereas the Emerging Countries made a positive contribution of 0.6 million unit cases.

In the CCH Group’s Established Countries segment, unit case volume decreased by 18.8 million during the six months ended 29 June 2012, compared to the six months ended 1 July 2011. In Italy, volume declined by 6.8 million unit cases, or 4.2 per cent., as unfavourable economic conditions in the country negatively impacted consumer confidence and household spending. In Greece, volume declined by 8.8 million unit cases, or 13.4%, due to the austerity measures that adversely impacted consumer purchasing power and demand and a VAT increase from 11% to 23% in September 2011. Volume in Switzerland declined by 1.8 million unit cases, or 4.1 per cent., due to the appreciation of the Swiss Franc resulting in increased competition from cross-border trade activity with France and Germany. The strong currency also negatively impacted the Swiss tourism industry. In Ireland, volume declined by 2.6 million or 7.0 per cent., which is mainly attributable to continued challenging economic conditions and unseasonably wet weather.

In the CCH Group’s Developing Countries segment unit case volume decreased by 3.9 per cent. in the six months ended 29 June 2012 from the six months ended 1 July 2011. Volume in Poland decreased by 3.1 million unit cases, or 3.5 per cent. mainly due to the slowing economy and adverse weather conditions. In Hungary, volume decreased by 2.2 per cent. due to the continuing economic crisis. Volume in the Czech Republic decreased by 2.2 million unit cases, or 7.7 per cent., due to a 4 per cent. increase in the VAT rate in January 2012 as well as declining consumer sentiment. In the remaining Developing Countries, volume decreased by 1.4 million unit cases.

In the CCH Group’s Emerging Countries segment, unit case volume increased slightly by 0.1 per cent. in the six months ended 29 June 2012, compared to the six months ended 1 July 2011. Volume in the Russian Federation increased by 8.3 per cent., or 13.7 million unit cases, driven primarily by growth in Coca-Cola regular, Fanta and Dobry Juice. Unit case volume in Nigeria decreased by 9.2 per cent in the six months ended 29 June 2012, which was attributable mainly to continuing religious unrest in Northern Nigeria and the negative impact on disposable income from the 43% reduction of the fuel subsidy in January 2012. Unit case volume in Romania declined by 2.2 per cent. in the six months ended 29 June 2012, due to challenging economic conditions and the recent political uncertainty.

Net sales revenue

The CCH Group recognises net sales revenue at the time it delivers products to its customers. Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Net sales revenue increased by 1.1 per cent. or €36.4 million for the six months ended 29 June 2012, compared to the six months ended 1 July 2011. Net sales revenue developed in line with the CCH Group’s commitment to grow revenues ahead of volume, amidst an increasingly volatile and challenging external environment. Net sales revenue per unit case increased by 3.7 per cent. in the six months ended 29 June 2012 from the comparable prior year period.

In the six months ended 29 June 2012, the net sales revenue of the CCH Group’s Established Countries decreased by €72.4 million compared to the six months ended 1 July 2011. This decrease was due to lower volume and negative category and package mix, which offset favourable currency movements. Net sales revenue in Greece, Italy and Ireland decreased by €41.0 million, €25.7 million, and €14.7 million respectively, in the six months ended 29 June 2012, as a result of the decline in volume in each of those markets.

In the CCH Group’s Developing Countries segment, net sales revenue decreased by €33.9 million in the six months ended 29 June 2012, compared to the six months ended 1 July 2011, as the benefits of revenue growth initiatives were more than offset by lower volume and unfavourable currency movements.

In the CCH Group’s Emerging Countries segment, net sales revenue increased by €142.7 million in six months ended 29 June 2012 compared to the six months ended 1 July 2011 as a result of implementation of revenue growth initiatives, higher volume and marginally favourable currency movements. Net sales revenue in the Russian Federation, Romania and Nigeria increased by €88.5 million, €4.9 million and €6.7 million, respectively.

Net sales revenue per unit case increased to €3.40 in the six months ended 29 June 2012, as compared to €3.28 in the six months ended 1 July 2011.

Cost of goods sold

The CCH Group’s cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group’s cost of goods sold increased to €2,195.1 million in the six months ended 29 June 2012 from €2,095.9 million in the six months ended 1 July 2011. The average cost of goods sold per unit case increased by 7.4 per cent. to €2.17 in the six months ended 29 June 2012 as compared to €2.02 in the six months ended 1 July 2011, mainly reflecting higher commodity costs, especially sugar.

The cost of concentrate purchased from TCCC, the CCH Group’s most important raw material, decreased slightly to 21.5% in the six months ended 29 June 2012 from 21.7% of net sales revenue in the six months ended 1 July 2011. Depreciation included in cost of goods sold increased to €98.6 million in the six months ended 29 June 2012 from €96.3 million in the six months ended 1 July 2011.

Gross profit

The CCH Group’s gross profit margin decreased to 36.0% in the six months ended 29 June 2012 from 38.3% in the six months ended 1 July 2011 as a result of a greater increase in cost of goods sold than in net sales revenue. On a unit case basis, gross profit in the six months ended 29 June 2012 decreased by approximately 2.4 per cent. compared to the six months ended 1 July 2011.

Operating expenses

The CCH Group’s selling expenses include cost of sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group’s fleet of vehicles, distribution centres and warehouses through which it distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in selling, delivery and administrative expenses is depreciation, which relates mainly to depreciation of coolers, vehicles, distribution centres, warehouses and other non-production related items. The most significant component of the CCH Group’s operating expenses is cost of sales force.

The CCH Group’s operating expenses decreased slightly to €1,049.5 million in the six months ended 29 June 2012 from €1,051.1 million in the six months ended 1 July 2011. Selling expenses (including depreciation) amounted to €515.9 million in the six months ended 29 June 2012, as compared to €518.4 million for the six months ended 1 July 2011. The ratio of selling expenses to net sales revenue decreased to 15.0% in the six months ended 29 June 2012 from 15.3% in the six months ended 1 July 2011.

Delivery expenses (including depreciation), increased, in absolute terms, to €318.2 million in the six months ended 29 June 2012 from €315.7 million in the six months ended 1 July 2011.

Administrative expenses (including depreciation) amounted to €210.8 million in the six months ended 29 June 2012 and €211.1 million in the six months ended 1 July 2011. Administrative expenses decreased as a percentage of net sales revenue to 6.1% in the six months ended 29 June 2012 from 6.2% in the six months ended 1 July 2011.

Stock option expenses amounted to €3.2 million in the six months ended 29 June 2012, as compared to €4.3 million in the six months ended 1 July 2011. Amortisation of intangible assets, recorded in operating expenses, decreased to €1.4 million in the six months ended 29 June 2012 from €1.6 million in the six months ended 1 July 2011.

As part of the CCH Group’s effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCH Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.  In the six months ended 29 June 2012, the cost of these restructuring initiatives amounted to €17.6 million before taxes.

Out of this amount, €14.7 million comprised employee related costs and €2.9 million relates to other restructuring expenses. The CCH Group expects the annualised benefit from 2013 onwards to be approximately €70 million. The CCH Group recorded restructuring charges of €8.4 million, €7.3 million and €1.1 million in the six months ended 1 July 2011 in its Established, Developing and Emerging Countries, respectively, compared to €9.9 million, €4.6 million and €3.1 million in the six months ended 29 June 2012. These restructuring charges mainly concern employee redundancy costs.

Operating profit

Operating profit decreased by 26.7% to €169.9 million in the six months ended 29 June 2012 compared to €231.9 million in the six months ended 1 July 2011. The CCH Group’s revenue growth initiatives fully off-set total input cost increases in the six months ended 29 June 2012. Nevertheless, a combination of lower volume and unfavourable foreign currency fluctuations resulted in a €62.0 million decrease in operating profit.

Finance income

Finance income increased to €4.5 million for the six months ended 29 June 2012 from €3.3 million for the six months ended 1 July 2011, due primarily to higher interest rates on cash balances maintained by certain operations.

Finance costs

Finance costs increased to €46.8 million for the six months ended 29 June 2012 from €46.5 million for the six months ended 1 July 2011, mainly due to the €0.5 million lower impact of net foreign exchange remeasurement gains, which amounted to €0.2 million in the six months ended 29 June 2012 compared to €0.7 million in the six months ended 1 July 2011.

Loss on net monetary position

Belarus was considered to be a hyperinflationary economy in the six months ended 29 June 2012, as three-year cumulative inflation exceeded 100%, and was therefore consolidated in terms of the measuring unit as at 29 June 2012 and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor of 1.103 for June 2012 resulted in a loss on net monetary position of €1.7 million for the six months ended 29 June 2012.

Share of results of equity method investments

The CCH Group’s share of results of equity method investments increased to a gain of €0.9 million in the six months ended 29 June 2012 from a loss of €0.8 million in the six months ended 1 July 2011. Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group’s Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group’s interest to 100%. As a result, the CCH Group held an indirect equity interest of 23.9% in Frigoglass Industries Limited as at 29 June 2012. In addition, the CCH Group’s share of results of equity method investments reflect the results of Fonti del Vulture S.r.l., a joint venture engaged in the production of Water beverages in Italy.

Tax

The effective tax rate on the CCH Group’s income remained stable at 27.4% for the six months ended 29 June 2012, compared to 27.2% for the six months ended 1 July 2011. The level of the CCH Group’s effective tax rate is mainly driven by the changes in the mix of countries contributing to profitability, due to the differing tax rates applicable in the countries in which the CCH Group operates, the changes in tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

Profit after tax attributable to non-controlling interests

The CCH Group’s profit after tax attributable to non-controlling interests decreased to €0.9 million in the six months ended 29 June 2012 from €4.2 million in the six months ended 1 July 2011. The decrease was due primarily to the CCH Group’s purchase of the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc in September 2011, as well as purchases of non-controlling interests in the CCH Group’s operations in the Former Yugoslav Republic of Macedonia and Serbia in the second half of 2011, a portion of the consideration of which was paid in the first half of 2012. During the six months ended 29 June 2012, the CCH Group also acquired an additional 2.2 per cent. of the remaining non-controlling interest in A.D. Pivara Skopje, operating in Former Yugoslav Republic of Macedonia. Following this acquisition, the CCH Group owns 49.3% of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 98.6% of voting rights in A.D. Pivara Skopje.

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent was €91.2 million in the six months ended 29 June 2012, as compared to €132.5 million in the six months ended 1 July 2011. The decrease of €41.3 million primarily reflects the net impact of decreased operating profit, which was partly offset by lower taxes and profit after tax attributable to non-controlling interests.

Adjusted EBITDA

In the six months ended 29 June 2012, the CCH Group’s adjusted EBITDA decreased by 13.5% compared to the six months ended 1 July 2011 as a result of the same performance factors that contributed to the decrease in its operating profit.

Year ended 31 December 2011 compared to the year ended 31 December 2010

The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended 31 December 2011 to the year ended 31 December 2010.

	Year ended 31 December
	2011	2010
	(euro in millions except unit case volume in millions)		% Change
Net sales revenue	6,854.3	6,793.6	0.9
Cost of goods sold	(4,258.8)	(4,048.6)	5.2

Gross profit	2,595.5	2,745.0	(5.4)
Operating expenses	(2,055.6)	(2,058.4)	(0.1)
Restructuring costs	(71.5)	(36.7)	94.8

Operating profit	468.4	649.9	(27.9)
Finance income	9.8	7.4	32.4
Finance costs	(96.1)	(83.1)	15.6
Loss on net monetary position	(7.8)	0	n/a

Finance costs (net)	(94.1)	(75.7)	24.3
Share of results of equity method investments	1.2	2.5	(52)

Profit before tax	375.5	576.7	(34.9)
Tax	(102.7)	(138.0)	(25.6)

Profit after tax	272.8	438.7	(37.8)

Attributable to:
Non-controlling interests	3.9	12.1	(36.9)
Owners of the parent	268.9	426.6	(67.8)
	272.8	438.7	(37.8)

Adjusted EBITDA	876.7	1,051.5	(16.6)
Unit case volume	2,083.4	2,100.0	(0.8)

The following table shows certain income statement and other financial data for the years ended 31 December 2011 and 31 December 2010, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2011	2010
	(percentage)
Net sales revenue	100.0	100.0
Cost of goods sold	(62.1)	(59.6)

Gross profit	37.9	40.4
Operating expenses	(30.0)	(30.3)

Operating profit	6.8	9.6

Adjusted EBITDA	12.8	15.5

Volume

In the year ended 31 December 2011, the CCH Group’s sales volume decreased by 16.6 million unit cases, or 0.8 per cent., compared to the year ended 31 December 2010. The CCH Group’s Established and Emerging Countries made a negative contribution of 18.7 million unit cases and 5.9 million unit cases, respectively, whereas its Developing Countries made a positive contribution of 8.0 million unit cases.

In the CCH Group’s Established Countries segment unit case volume declined by 18.7 million unit cases in the year ended 31 December 2011. In Italy, volume declined by 0.8 per cent., representing a decrease of 2.7 million unit cases as unfavourable economic conditions in the country negatively impacted consumer confidence and household spending. In Greece, volume declined by 17.0 million unit cases, or 11.9% due to the additional austerity measures that adversely impacted consumer purchasing power and demand and a VAT increase from 11% to 23% in September 2011. In Switzerland, volume increased by 1.4 million unit cases, or 1.7 per cent. This increase was strongly driven by further utilising the 2010 introduction of the CCH Group’s products in one of the largest retailers in Switzerland, which historically had only carried private label products.

In the CCH Group’s Developing Countries segment unit case volume increased by 2.0 per cent. in the year ended 31 December 2011. Volume in Poland increased by 4.9 million unit cases, or 2.9 per cent. driven by significant increases in the CCH Group’s Sparkling beverages, energy and tea categories which increased by 10.1%, 18.2% and 6.8%, respectively, compared to the year ended 31 December 2010. In Hungary, volume increased by 1.2 per cent. representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3 per cent. In the remaining Developing Countries, volume increased by 1.9 million unit cases.

In the CCH Group’ Emerging Countries segment unit case volume decreased by 0.6 per cent. in the year ended 31 December 2011. Volume in the Russian Federation decreased by 1.5 per cent., or 5.1 million unit cases, in the year ended 31 December 2011 due to the exceptionally hot summer of the year ended 31 December 2010 that set up a very high base for the year-on-year comparison and the strengthening of value brands. Unit case volume in Nigeria grew by 0.7 per cent. in the year ended 31 December 2011, representing an increase of 1.3 million unit cases and reflecting solid growth in Sparkling beverages. Unit case volume in Romania declined by 4.2 per cent. in the year ended 31 December 2011, due to challenging economic conditions and the implementation of strict austerity measures that had an adverse impact on consumer demand.

Net sales revenue

Net sales revenue increased by €60.7 million in the year ended 31 December 2011 compared with the year ended 31 December 2010. Net sales revenue developed in line with the CCH Group’s commitment to grow revenues ahead of volume. However, unfavourable foreign currency developments in Emerging and Developing Countries diluted the positive impact of the CCH Group’s revenue growth initiatives. Net sales revenue per unit case increased by 1.7 per cent. in the year ended 31 December 2011 compared to prior year.

In the CCH Group’s Established Countries net sales revenue decreased by €27.6 million in the year ended 31 December 2011 compared with the year ended 31 December 2010, as its revenue growth initiatives and favourable currency impact was more than offset by lower volume. Net sales revenue in Greece and Italy decreased by €78.0 million and €2.1 million, respectively, following the decline in volume. Net sales revenue in Switzerland increased by €55.0 million as a result of the positive performance of MyCoke and Nestea in the retail channel as well as the appreciation of the Swiss franc against the euro.

In the CCH Group’s Developing Countries segment, net sales revenue in the year ended 31 December 2011 increased by €21.5 million compared with the year ended 31 December 2010, reflecting the positive impact from higher volume which was partially offset by unfavourable currency impact especially polish zloty.

In the CCH Group’s Emerging Countries segment, net sales revenue increased by €66.8 million compared with the year ended 31 December 2010. Net sales revenue in the Russian Federation increased by €62.8 million as a result of the CCH Group’s revenue growth strategy across all its product categories and the positive category mix. Net sales revenue in Romania declined by €10.3 million following the decline in volume and in Nigeria by €7.6 million mainly as a result of the unfavourable currency impact.

Net sales revenue per unit case increased to €3.29 in the year ended 31 December 2011 compared with €3.24 in the year ended 31 December 2010.

Cost of goods sold

The CCH Group’s cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group’s average cost of goods sold per unit case increased by 5.7 per cent. from €1.93 in the year ended 31 December 2010, to €2.04 in the year ended 31 December 2011, mainly reflecting the impact of increased commodity prices, particularly in PET resin, sugar and juice concentrate, partly offset by improved cost efficiencies in manufacturing and haulage.

The cost of concentrate purchased from TCCC, the CCH Group’s most important raw material, increased from 21.3% of the CCH Group’s net sales revenue in the year ended 31 December 2010, to 21.4% in the year ended 31 December 2011. Depreciation included in the CCH Group’s cost of goods sold decreased from €218.9 million in the year ended 31 December 2010 to €201.9 million in the year ended 31 December 2011.

Gross profit

The CCH Group’s gross profit margin decreased to 37.9% in the year ended 31 December 2011, from 40.4% in the year ended 31 December 2010, as a result of a greater increase in the cost of goods sold compared to the increase in net sales revenue. On a unit case basis, gross profit decreased by approximately 4.7 per cent. in the year ended 31 December 2011 compared to the prior year.

Operating expenses

The CCH Group’s selling expenses include the cost of its sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group’s fleet of vehicles, distribution centres and warehouses through which the CCH Group distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in the CCH Group’s selling, delivery and administrative expenses is depreciation, which is mainly of coolers, vehicles, distribution centres and warehouses and other non-production related items. The single most significant component of the CCH Group’s operating expenses is the cost of its sales force.

In the year ended 31 December 2011, the CCH Group’s selling expenses (including depreciation) amounted to €1,008.5 million, compared to €1,031.9 million in the year ended 31 December 2010. The ratio of selling expenses to net sales revenue decreased to 14.7% from 15.2% in the year ended 31 December 2010. The slight decrease in selling expenses reflects mainly from foreign currency movements.

Delivery expenses (including depreciation), increased, in absolute terms, to €629.8 million in the year ended 31 December 2011 from €628.5 million in the year ended 31 December 2010, reflecting higher fuel and distribution expenses.

Administrative expenses (including depreciation) amounted to €406.0 million in the year ended 31 December 2011, compared to €384.5 million in the year ended 31 December 2010. Administrative expenses increased as a percentage of net sales revenue compared to the year ended 31 December 2010, from 5.7 per cent. to 5.9 per cent.

Stock option expenses amounted to €8.1 million in the year ended 31 December 2011, compared with €6.7 million in the year ended 31 December 2010. Amortisation of intangible assets decreased from €6.8 million to €3.2 million in the year ended 31 December 2011.

As part of the CCH Group’s effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group undertook restructuring initiatives in the year ended 31 December 2011 which amounted to €71.5 million before taxes. Of this amount, €49.9 million were employee related costs and €21.6 million related to other restructuring expenses. These restructuring activities are expected to yield annualised benefits of €50 million from 2012 onwards. Restructuring initiatives in the years ended 31 December 2010 and 2011 resulted in total benefits of €44 million in the year ended 31 December 2011 in the CCH Group’s cost of goods sold and operating expenses. The CCH Group recorded €47.6 million, €17.6 million and €6.3 million of restructuring charges in its Established, Developing and Emerging Countries respectively, during the year ended 31 December 2011. These restructurings mainly concern employee redundancy costs, outsourcing of certain functions as well as closure of production facilities.

Operating profit

Operating profit decreased by 27.9% in the year ended 31 December 2011 mainly due to the higher raw material costs and the volume decline, as a result of the persisting economic challenges across most of the CCH Group’s Territories. The adverse impact of raw material costs was partially offset by revenue growth management initiatives mainly in the second half of the year.

Finance income

Finance income increased to €9.8 million for the year ended 31 December 2011 compared to €7.4 million for the year ended 31 December 2010 due to higher cash balances maintained in the year ended 31 December 2011.

Finance costs

Finance costs increased to €96.1 million for the year ended 31 December 2011 from €83.1 million for the year ended 31 December 2010, largely due to the early refinancing of the CCH Group’s €301.1 million notes that matured in July 2011. A charge on the ineffective portion of certain derivatives related to the $900.0 million US dollar bonds generated a €6.6 million loss compared to a €1.0 million gain in the year ended 31 December 2010 and higher outstanding balances under the CCH Group’s commercial paper programme.

Loss on net monetary position

Belarus was considered to be a hyperinflationary economy in the fourth quarter of 2011 as three-year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8 million that was recorded in the income statement for the year ended 31 December 2011.

Share of results of equity method investments

The CCH Group’s share of results of equity method investments decreased from an income of €2.5 million in the year ended 31 December 2010 to €1.2 million in the year ended 31 December 2011. Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group’s Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group’s interest to 100%. In addition, the CCH Group’s share of results of equity method investments reflect the results of Fonti del Vulture S.r.l., a joint venture engaged in the production of Water beverages in Italy.

Tax

The CCH Group’s effective tax rate increased to 27.4% in the year ended 31 December 2011 from 23.9% in the year ended 31 December 2010. The increase of the CCH Group’s effective tax rate were attributable to a combination of factors with positive or negative impact on its effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, and the utilisation in prior years of tax benefits that were no longer available in the year ended 31 December 2011.

In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. The decrease of the corporate income tax rate in Greece from 24% to 20%, led to a decrease in the deferred tax asset of €1.2 million. Hyperinflationary accounting adopted by Belarus during the year ended 31 December 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in the CCH Group’s current income tax expense. In addition, the utilisation of certain tax benefits in the year ended 31 December 2010 (that were no longer available in the year ended 31 December 2011) had the effect of reducing the CCH Group’s effective tax rate in the year ended 31 December 2010, and contributed to the increase in its effective tax rates. The tax benefits that were not available include the utilisation of losses not previously recognised for tax purposes that led to recognition of a previously unrecognised deferred tax asset on those tax losses in Austria and the utilisation of expenses not previously allowed for deduction in Russia.

The decrease of the CCH Group’s effective income tax rate in the year ended 31 December 2010 compared to the year ended 31 December 2009 was mainly attributable to the recognition of a deferred tax asset of €10.2 million on losses that had previously not been recognised on its acquisition of Coca-Cola Beverages Austria GmbH. Furthermore, the current tax expense in the year ended 31 December 2010 decreased by €2.3 million compared to the year ended 31 December 2009, reflecting the benefit obtained pursuant to tax incentives legislation applying in some of the tax jurisdictions in which the CCH Group operates.

On 10 December 2009, the Greek government introduced a special tax defined as “Extra Contribution of Social Responsibility by the Large Companies” pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, the CCH Group recorded a tax charge of €19.8 million in the year ended 31 December 2009.

Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an “Extraordinary Contribution of Social Responsibility” on net income for the fiscal year ended 31 December 2009. The amount of the “Extraordinary Contribution of Social Responsibility” assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in the year ended 31 December 2010.

Profit after tax attributable to non-controlling interests

Profit after tax attributable to non-controlling interests decreased by 67.8% to €3.9 million in the year ended 31 December 2011 from €12.1 million in the year ended 31 December 2010. The decrease was due to the CCH Group’s purchase of the non-controlling interest in Nigerian Bottling Company plc, its operating company in Nigeria, as well as from the non-controlling shareholders’ interests in its operations in the Former Yugoslav Republic of Macedonia and Serbia during the year ended 31 December 2011.

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent was €268.9 million in the year ended 31 December 2011, as compared to €426.6 million in the year ended 31 December 2010. The €157.7 million decrease primarily reflects the net impact of decreased operating profit, partly offset by lower taxes and reduced share of profit attributed to non-controlling interests.

Adjusted EBITDA

In the year ended 31 December 2011, the CCH Group’s Adjusted EBITDA decreased by 16.6% from the year ended 31 December 2010 as a result of the same performance factors that contributed to the decrease of its operating profit.

Year ended 31 December 2010 compared to the year ended 31 December 2009

The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended 31 December 2010 to the year ended 31 December 2009.

	Year ended 31 December
	2010	2009
	(euro in millions except unit case volume in millions)		% Change
Net sales revenue	6,793.6	6,543.6	3.8
Cost of goods sold	(4,048.6)	(3,904.7)	3.7

Gross profit	2,745.0	2,638.9	4.0
Operating expenses	(2,058.4)	(1,984.2)	3.7
Restructuring costs	(36.7)	(44.9)	(18.3)
Other items	—	32.8	n/a

Operating profit	649.9	642.6	1.1
Finance income	7.4	9.4	(21.3)
Finance costs	(83.1)	(82.2)	1.1

Finance costs (net)	(75.7)	(72.8)	4.0
Share of results of equity method investments	2.5	(1.9)	(231.6)

Profit before tax	576.7	567.9	1.5
Tax	(138.0)	(142.9)	(3.4)

Profit after tax	438.7	425.0	3.2

Attributable to:
Non-controlling interests	12.1	22.4	(46.0)
Owners of the parent	426.6	402.6	6.0
	438.7	425.0	3.2

Adjusted EBITDA	1,051.5	1,023.1	2.8
Unit case volume	2,100.0	2,069.3	1.5

The following table shows certain income statement and other financial data for the years ended 31 December 2010 and 31 December 2009, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2010	2009
	(percentage)
Net sales revenue	100.0	100.0
Cost of goods sold	(59.6)	(59.7)

Gross profit	40.4	40.3
Operating expenses	(31.7)	(31.4)

Operating profit	9.6	9.8

Adjusted EBITDA	15.5	15.6

Volume

In the year ended 31 December 2010, the CCH Group’s sales volume increased by 30.7 million unit cases, or 1.5 per cent., compared to the year ended 31 December 2009. The CCH Group Established Countries segment made a negative contribution of 25.0 million unit cases, whereas its Developing and Emerging Countries made a positive contribution of 3.4 million unit cases and 52.3 million unit cases, respectively.

In the CCH Group’s Established Countries segment unit case volume declined by 3.4 per cent. in the year ended 31 December 2010. In Italy, volume declined by 2.2 per cent., representing a decrease of 7.3 million unit cases due to the adverse impact on sales in the immediate consumption channels from economic conditions and poor consumer sentiment. In Greece, volume declined by 18.5 million unit cases, or 11.5% as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 3.6 million unit cases, or 4.5 per cent. This increase was strongly driven by the listing of the CCH Group’s products with the largest retailer in Switzerland, which historically had only carried private label products.

In the CCH Group’s Developing Countries segment unit case volume increased by 0.9 per cent. in the year ended 31 December 2010. Volume in Poland increased by 0.9 million unit cases, or 0.5 per cent. In Hungary, volume declined by 2.5 per cent. representing a decrease of 2.2 million unit cases due to unfavourable economic conditions. Volume in the Czech Republic increased by 3.9 million unit cases, or 7.2 per cent. In the remaining Developing Countries, volume increased by 0.8 million unit cases.

In the CCH Group’s Emerging Countries segment unit case volume increased by 5.6 per cent. in the year ended 31 December 2010. Volume in the Russian Federation increased by 13.7%, or 41.2 million unit cases, in the year ended 31 December 2010 as a result of improved consumer sentiment increasing purchasing power and declining unemployment levels. The CCH Group’s successful implementation of targeted activation programmes during the holiday season, together with increased marketing investments and exceptionally hot weather in summer also contributed to its performance. Unit case volume in Nigeria grew by 4.6 per cent. in the year ended 31 December 2010, representing an increase of 8.1 million cases and reflecting solid growth in the sparkling beverages category. Unit case volume in Romania declined by 3.6 per cent. in the year ended 31 December 2010, as declining GDP and a VAT increase in the middle of the year depressed consumer sentiment.

Net sales revenue

Net sales revenue increased by €250.0 million in the year ended 31 December 2010 compared with the year ended 31 December 2009, primarily reflecting volume growth and positive currency impact, partly offset by adverse impact from pricing and category mix. Net sales revenue per unit case increased by approximately two per cent. in 2010.

In the CCH Group’s Established Countries net sales revenue decreased by €93.2 million in the year ended 31 December 2010 compared with the year ended 31 December 2009, as lower volume and unfavourable category and package mix more than offset the positive currency movements. Net sales revenue in Greece and Italy decreased by €109.4 million and €31.2 million respectively following the decline in volume and the unfavourable product mix. Net sales revenue in Switzerland increased by €50.1 million, reflecting the impact of an improved economic environment, the listing of trademark Coca-Cola with one of the largest retail chains in the country and the appreciation of the Swiss franc against the euro.

In the CCH Group’s Developing Countries segment, net sales revenue decreased by €9.1 million in the year ended 31 December 2010 compared with the year ended 31 December 2009, reflecting adverse product mix mainly coming from the ongoing changes in the Polish retail environment.

In the CCH Group’s Emerging Countries segment, net sales revenue in the year ended 31 December 2010 increased by €352.3 million compared with the year ended 31 December 2009. Net sales revenue in the Russian Federation increased by €260.5 million, and in Nigeria by €82.6 million as a result of higher volumes, better pricing and product mix and favourable currency movements. Net sales revenue in Romania declined by €27.6 million mainly as a result of lower volume.

Overall pricing, in terms of net sales revenue per unit case increased to €3.24 in the year ended 31 December 2010 compared with €3.16 in the year ended 31 December 2009.

Cost of goods sold

The CCH Group’s cost of goods sold per unit case increased by 2.1 per cent. to €1.93 in the year ended 31 December 2010 from €1.89 in 2009, reflecting higher commodity costs and the foreign currency effects of a weaker euro, partly offset by improved cost efficiencies in manufacturing and haulage.

The cost of concentrate purchased from TCCC, the CCH Group’s most important raw material, increased to 21.2% of its net sales revenue in the year ended 31 December 2010, from 20.9% in the year ended 31 December 2009. Depreciation included in the CCH Group’s cost of goods sold increased from €190.9 million to €218.9 million.

Gross profit

The CCH Group’s gross profit margin improved slightly to 40.4% in the year ended 31 December 2010 from 40.3% in the year ended 31 December 2009 as a result of an increase in the cost of goods sold slightly lower than the increase in net sales revenue. On a unit case basis, gross profit increased by approximately two per cent. in the year ended 31 December 2010 compared to the prior year.

Operating expenses

In the year ended 31 December 2010, the CCH Group’s selling costs (including depreciation) amounted to €1,031.9 million, compared to €968.1 million in the year ended 31 December 2009. The ratio of selling costs over net sales revenue increased to 15.2% from 14.8% over the same period. The increase in operating expenses reflects the CCH Group’s increased investment behind its brands to strengthen its position in the market place as well as a negative effect from currency movements.

Delivery costs (including depreciation), increased, in absolute terms, to €628.5 million in the year ended 31 December 2010 from €602.8 million in the year ended 31 December 2009, reflecting higher fuel and warehouse costs.

Administrative expenses (including depreciation) amounted to €384.5 million in 2010, compared to €393.5 million in the year ended 31 December 2009. Administrative costs slightly decreased as a percentage of net sales revenue compared to the year ended 31 December 2009, from six per cent. to 5.7 per cent.

Stock option expenses amounted to €6.7 million in the year ended 31 December 2010, compared with €6.4 million in the year ended 31 December 2009. Amortisation of intangible assets increased from €4.7 million in the year ended 31 December 2009 to €6.8 million in the year ended 31 December 2010.

As part of the CCH Group’s effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group undertook restructuring initiatives in the year ended 31 December 2010 which amounted to €36.7 million before taxes. These restructuring activities are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows of €35-€40 million from 2011 onwards.  The CCH Group recorded €25.7 million, €2.3 million and €8.7 million in restructuring charges in its Established, Developing and Emerging markets respectively, during the year ended 31 December 2010. Such restructurings mainly concern employee costs, outsourcing of certain functions as well as closure of production facilities.

Other items

On 19 December 2008, the CCH Group announced that a production plant in Benin City, Nigeria, which was owned by Nigerian Bottling Company plc in which the CCH Group had a 66.4% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. Of this impairment charge, €9.8 million related to impairment of property, plant and equipment, and €4.5 million related to the impairment of inventory balances. During the year ended 31 December 2009, €32.8 million was received from the CCH Group’s insurers.

Operating profit

Operating profit increased by 1.1 per cent. in the year ended 31 December 2010 as higher volume and positive currency movements were only partly offset by the adverse product mix, lower pricing and higher commodity costs.

Finance income

Finance income decreased to €7.4 million for the year ended 31 December 2010 from €9.4 million for the year ended 31 December 2009, as a result of lower interest rates on the CCH Group’s invested cash balances in the year ended 31 December 2010.

Finance costs

Finance costs increased slightly to €83.1 million for the year ended 31 December 2010 from €82.2 million for the year ended 31 December 2009, as a result of higher interest expenses due to the conversion from lower floating interest rates to higher fixed interest rates during the year more than offsetting the impact of on average lower debt balances in the year ended 31 December 2010. The conversion from floating to fixed rate terms was achieved when the CCH Group restructured the interest rate terms of outstanding cross currency swap contracts relating to the $400.0 million US notes and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional amount of €792.5 million. An amount of €1.7 million was charged to the income statement during the year ended 31 December 2010 as a result of the CCH Group’s repurchase of an aggregate amount of notes equal to €198.9 million, being a portion of the €500.0 million fixed rate notes due in the year ended 31 December 2011.

Share of results of equity method investments

The share of results of equity method investments increased from a loss of €1.9 million in 2009 to an income of €2.5 million in 2010. Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group’s Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In addition, the CCH Group’s share of results of equity method investments reflect the results of Fonti del Vulture S.r.l., a joint venture engaged in the production of Water beverages in Italy.

Tax

The CCH Group’s effective tax rate decreased to 23.9% in the year ended 31 December 2010 from 25.2% in the year ended 31 December 2009. This decrease was mainly attributable to the recognition of a €10.2 million deferred tax asset on losses that had previously not been recognised relating to acquisition of Coca-Cola Beverages Austria GmbH.

Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government by virtue of Article 5 of Law 3845/2010 imposed an ‘Extraordinary Contribution of Social Responsibility’ on net income for the fiscal year ended 31 December 2009. The amount of the ‘Extraordinary Contribution of Social Responsibility’ assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in the year ended 31 December 2010.

On 10 December 2009, the Greek government introduced a special tax defined as ‘Extra Contribution of Social Responsibility by the Large Companies’ pursuant to Law 3808/2009. This law provided for a special additional tax on 2008 total net income. As a result, the CCH Group recorded a tax charge of €19.8 million in the year ended 31 December 2009.

Profit after tax attributable to non-controlling interests

Profit after tax attributable to non-controlling interests consists primarily of non-controlling shareholders’ 33.6% interest in Nigerian Bottling Company plc, the CCH Group’s operating company in Nigeria, as well as from non-controlling shareholders’ interests in the CCH Group’s operations in the Former Yugoslav Republic of Macedonia, Bulgaria and Serbia of 44.7%, 14.6% and 8.8 per cent. respectively. Profit after tax attributable to non-controlling interests decreased to €12.1 million in the year ended 31 December 2010 from €22.4 million in the year ended 31 December 2009 as a consequence of the decrease in net profit of the CCH Group’s Nigerian operation and the decrease of non-controlling shareholders’ interests in its operations in Serbia.

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent was €426.6 million in the year ended 31 December 2010, as compared to €402.6 million in the year ended 31 December 2009. The €24.0 million increase primarily reflects the net impact of increased operating profit, lower taxes and reduced non-controlling interests.

Adjusted EBITDA

In the year ended 31 December 2010, the CCH Group’s Adjusted EBITDA increased by 2.8 per cent. over the year ended 31 December 2009 as a result of the same performance factors that contributed to the increase of its operating profit.

Business segments

Six months ended 29 June 2012 compared to six months ended 1 July 2011

The following table provides certain financial information for the CCH Group’s three reporting segments, as well as its corporate centre, for the two six month periods ended 29 June 2012 and 1 July 2011, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group’s management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group’s countries. The elimination of inter-segment assets reflects loans from the CCH Group’s financing subsidiaries to its various operating companies to cover a portion of its operating companies’ funding requirements.

	Six months ended
	29 June 2012		1 July 2011
	(euro in millions except unit case volume in millions)	(percentage)	(euro in millions except unit case volume in millions)	(percentage)
Established Countries
Unit case volume	334.3	33.1	353.1	34.1
Net sales revenue	1,349.2	39.3	1,421.6	41.8
Operating profit	66.6	39.2	130.1	56.1
Depreciation and impairment of property, plant and equipment	63.7	33.0	60.4	32.5
Stock option expense	1.1	34.3	1.4	32.6
Amortisation and adjustment of intangible assets	0.3	21.4	0.5	29.4
Other items	—	—	0.4	26.8
Adjusted EBITDA	131.7	35.8	192.8	45.4

Developing Countries
Unit case volume	188.1	18.6	195.7	18.9
Net sales revenue	548.9	16.0	582.8	17.2
Operating profit	1.0	0.6	23.9	10.3
Depreciation and impairment of property, plant and equipment	30.9	16.0	38.2	20.6
Stock option expense	0.7	21.9	0.9	20.9
Amortisation and adjustment of intangible assets	0.2	14.3	0.2	11.8
Other items	—	—	0.3	21.4
Adjusted EBITDA	32.8	8.9	63.5	14.9

Emerging Countries
Unit case volume	488.1	48.3	487.5	47.0
Net sales revenue	1,534.0	44.7	1,391.3	41.0
Operating profit	102.3	60.2	77.9	33.6
Depreciation and impairment of property, plant and equipment	98.5	51.0	87.1	46.9
Stock option expense	1.4	43.8	2.0	46.5
Amortisation and adjustment of intangible assets	0.9	64.3	1.0	58.8
Other items	—	—	0.7	50.0
Adjusted EBITDA	203.1	55.3	168.7	39.7

Total
Unit case volume	1,010.5	100.0	1,036.3	100.0
Net sales revenue	3,432.1	100.0	3,395.7	100.0
Operating profit	169.9	100.0	231.9	100.0
Depreciation and impairment of property, plant and equipment	193.1	100.0	185.7	100.0
Stock option expense	3.2	100.0	4.3	100.0
Amortisation and adjustment of intangible assets	1.4	100.0	1.7	100.0
Other items	—	—	1.4	100.0
Adjusted EBITDA	367.6	100.0	425.0	100.0

Established Countries

The following table shows the CCH Group’s volume performance for the six months ended 29 June 2012 compared to the six months ended 1 July 2011:

	Six months ended
	29 June 2012	1 July 2011	Change	Change
	(in millions of unit cases)%
Italy	154.4	161.2	(6.8)	(4.2)
Greece	57.0	65.8	(8.8)	(13.4)
Switzerland	41.7	43.5	(1.8)	(4.1)
Austria	39.1	38.0	1.1	2.9
The Republic of Ireland and Northern Ireland	34.8	37.4	(2.6)	(7.0)
Cyprus	7.3	7.2	0.1	1.4
	334.3	353.1	(18.8)	(5.3)

Unit case volume in the CCH Group’s Established Countries segment decreased 5.3 per cent. to €334.3 million unit cases in the six months ended 29 June 2012 from the six months ended 1 July 2011. In Italy, volume declined by 4.2 per cent., representing a decrease of 6.8 million unit cases as deteriorating economic conditions negatively impacted consumer confidence and household spending. In Greece, volume declined by 13.4%, or 8.8 million unit cases, as austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume declined by 1.8 million unit cases, or 4.1 per cent. primarily due to the appreciation of the Swiss Franc, which resulted in increased competition from cross-border trade activity with France and Germany. The strong currency also negatively impacted the Swiss tourism industry. In the CCH Group’s remaining Established Countries, volume decreased by 1.4 million unit cases.

In the six months ended 29 June 2012, the CCH Group’s Established Countries segment generated operating profit of €66.6 million, as compared to €130.1 million in the six months ended 1 July 2011. The decrease was mainly due to the lower volume, increased raw material costs and negative category and package mix.

In the six months ended 29 June 2012, the adjusted EBITDA of the CCH Group’s operations in Established Countries decreased 31.7% to €131.7 million compared to the six months ended 1 July 2011.

Developing Countries

The following table shows the CCH Group’s volume performance for the six months ended 29 June 2012 compared to the six months ended 1 July 2011:

	Six months ended
	29 June 2012	1 July 2011	Change	Change
	(in millions of unit cases)%
Poland	84.4	87.5	(3.1)	(3.5)
Hungary	39.6	40.5	(0.9)	(2.2)
Czech Republic	26.5	28.7	(2.2)	(7.7)
Croatia	11.4	11.9	(0.5)	(4.2)
Slovakia	11.3	12.5	(1.2)	(9.6)
Baltic countries	11.6	11.1	0.5	4.5
Slovenia	3.3	3.5	(0.2)	(5.7)
	188.1	195.7	(7.6)	(3.9)

In the six months ended 29 June 2012, unit case volume in the CCH Group’s Developing Countries segment decreased 3.9 per cent. to 188.1 million unit cases as compared to the six months ended 1 July 2011. Volume in Poland decreased by 3.1 million unit cases, or 3.5 per cent., due to a slowing economy and adverse weather conditions.

In Hungary, volume decreased by 0.9 million unit cases, or 2.2 per cent., due primarily to the continuing economic crisis. Volume in the Czech Republic decreased by 2.2 million unit cases, or 7.7 per cent., mainly due to the increase in the VAT rate in January 2012 and declining consumer sentiment. In the remaining Developing Countries, volume decreased by 1.4 million unit cases.

The CCH Group’s Developing Countries segment operating profit decreased 95.8% to €1.0 million in the six months ended 29 June 2012, as compared to €23.9 million in the six months ended 1 July 2011, largely as a result of increased input costs. During the six months ended 29 June 2012, lower sales volume and unfavourable foreign currency movements driven by the depreciation of the Polish Zloty more than offset the benefits of the CCH Group’s revenue growth initiatives.

The CCH Group’s operations in Developing Countries contributed adjusted EBITDA of €32.8 million in the six months ended 29 June 2012, compared to €63.5 million in the six months ended 1 July 2011.

Emerging Countries

The following table shows the CCH Group’s volume performance for the six months ended 29 June 2012 compared to the six months ended 1 July 2011:

	Six months ended
	29 June 2012	1 July 2011	Change	Change
	(in millions of unit cases)%
Russian Federation	179.4	165.7	13.7	8.3
Nigeria	92.1	101.4	(9.3)	(9.2)
Romania	75.2	76.9	(1.7)	(2.2)
Ukraine	43.7	48.3	(4.6)	(9.5)
Serbia and Montenegro	38.6	37.5	1.1	2.9
Bulgaria	25.9	25.9	—	—
Belarus	14.9	14.7	0.2	1.4

	Six months ended
	29 June 2012	1 July 2011	Change	Change
	(in millions of unit cases)%
Bosnia and Herzegovina	8.5	8.0	0.5	6.3
Former Yugoslav Republic of Macedonia	4.0	3.8	0.2	5.3
Armenia	3.0	2.7	0.3	11.1
Moldova	2.8	2.6	0.2	7.7
	488.1	487.5	0.6	0.1

Unit case volume in the CCH Group’s Emerging Countries segment increased marginally by 0.1 per cent. in the six months ended 29 June 2012 as compared to the six months ended 1 July 2011. Volume in the Russian Federation increased by 8.3 per cent., or 13.7 million unit cases, driven primarily by growth in Coca-Cola regular, Fanta and Dobry Juice. In the six months ended 29 June 2012, the CCH Group continued to increase its growth rate in the juice business in Russia, reflecting the benefits of the successful implementation of its synergy strategy. Unit case volume in Nigeria declined by 9.2 per cent. as a result of religious unrest in Northern Nigeria and the negative impact on disposable income from the 43% reduction of the fuel subsidy in January 2012. Unit case volume in Romania declined by 2.2 per cent. in the six months ended 29 June 2012, due to challenging economic conditions and the recent political uncertainty. In the CCH Group’s remaining Emerging Countries, volume decreased by 2.1 million unit cases.

In the six months ended 29 June 2012, the CCH Group’s Emerging Countries segment achieved an operating profit of €102.3 million compared to an operating profit of €77.9 million in the six months ended 1 July 2011, an increase of 31.3%. This increase was driven primarily by increased profitability in Russia. The benefits of the CCH Group’s revenue growth initiatives and higher volume were only partially offset by increased commodity costs, higher operating expenses, and unfavourable foreign currency movements driven by the depreciation of the Russian Rouble, Belarusian Rouble and Romanian Leu.

The CCH Group’s operations in Emerging Countries contributed €203.1 million to adjusted EBITDA in the six months ended 29 June 2012, compared to €168.7 million in the six months ended 1 July 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The following table provides certain financial information for the CCH Group’s three reporting segments, as well as its corporate centre, for each of the two years ended 31 December in each case, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group’s management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group’s countries. The elimination of inter-segment assets reflects loans from the CCH Group’s financing subsidiaries to its various operating companies to cover a portion of its operating companies’ funding requirements.

	Year ended 31 December
	2011		2010
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established Countries
Unit case volume	699.5	33.6	718.2	34.2
Net sales revenue	2,807.0	41.0	2,834.6	41.7
Operating profit	208.7	44.5	268.9	41.4
Depreciation and impairment of property, plant and equipment	136.9	34.6	132.2	34.1
Stock option expense	2.8	34.5	2.4	35.8
Amortisation and adjustment of intangible assets	0.8	25.0	4.5	63.4
Other items	0.5	38.4	—	—
Adjusted EBITDA	349.7	39.9	408.0	38.8

Developing Countries
Unit case volume	399.7	19.2	391.7	18.7
Net sales revenue	1,161.5	16.9	1,140.0	16.8
Operating profit	58.4	12.5	89.2	13.7
Depreciation and impairment of property, plant and equipment	80.4	20.3	73.0	18.8
Stock option expense	1.6	19.8	1.2	17.9
Amortisation and adjustment of intangible assets	0.4	12.5	0.5	7.0
Other items	0.3	23.1	—	—
Adjusted EBITDA	141.1	16.1	163.9	15.6

Emerging Countries
Unit case volume	984.2	47.2	990.1	47.1
Net sales revenue	2,885.8	42.1	2,819.0	41.5
Operating profit	201.3	43.0	291.8	44.9
Depreciation and impairment of property, plant and equipment	178.4	45.1	182.6	47.1
Stock option expense	3.7	45.7	3.1	46.3
Amortisation and adjustment of intangible assets	2.0	62.5	2.1	29.6
Other items	0.5	38.5	—	—
Adjusted EBITDA	385.9	44.0	479.6	45.6

Total
Unit case volume	2,083.4	100.0	2,100.0	100.0
Net sales revenue	6,854.3	100.0	6,793.6	100.0
Operating profit	468.4	100.0	649.9	100.0
Depreciation and impairment of property, plant and equipment	395.7	100.0	387.8	100.0
Stock option expense	8.1	100.0	6.7	100.0
Amortisation and adjustment of intangible assets	3.2	100.0	7.1	100.0
Other items	1.3	100.0	—	100.0
Adjusted EBITDA	876.7	100.0	1,051.5	100.0

Established Countries

The following table shows the CCH Group’s volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Italy	320.3	323.0	(2.7)	(0.8)
Greece	126.0	143.0	(17.0)	(11.9)
Switzerland	85.4	84.0	1.4	1.7
Austria	76.8	76.9	(0.1)	(0.1)
The Republic of Ireland and Northern Ireland	75.5	75.2	0.3	0.4
Cyprus	15.5	16.1	(0.6)	(3.7)
	699.5	718.2	(18.7)	(2.6)

Unit case volume in the CCH Group’s Established Countries segment was 699.5 million in 2011, a decrease of 2.6 per cent. over 2010. In Italy, volume declined by 0.8 per cent., representing a decrease of 2.7 million unit cases as deteriorating economic conditions negatively impacted consumer confidence and household spending. In Greece, volume declined by 11.9%, or 17 million unit cases, as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 1.4 million unit cases, or 1.7 per cent. This was primarily due to the improved volume performance of Coca-Cola brand in one of the largest retailers in Switzerland and the strong performance of Nestea across the market. These developments led to a positive category and package mix. In the CCH Group’s remaining Established Countries, volume decreased by 0.4 million unit cases.

The CCH Group’s operations in Established Countries contributed €349.7 million to its Adjusted EBITDA for the year 2011, representing a 14.3% decrease compared to 2010.

In 2011, the CCH Group’s Established Countries achieved an operating profit of €208.7 million compared to an operating profit of €268.9 million in 2010, mainly because of an operating profit decline in Greece. Positive price, product mix and favourable foreign currency movements were more than offset by lower sales volume and increased raw material costs.

Developing Countries

The following table shows the CCH Group’s volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Poland	173.5	168.6	4.9	2.9
Hungary	86.1	85.1	1.0	1.2
Czech Republic	58.4	58.2	0.2	0.3
Croatia	26.8	27.3	(0.5)	(1.8)
Slovakia	25.4	24.2	1.2	5.0
Baltic countries	22.5	21.5	1.0	4.7
Slovenia	7.0	6.8	0.2	2.9
	399.7	391.7	8.0	2.0

Unit case volume in the CCH Group’s developing countries segment was 399.7 million in 2011, an increase of two per cent. over 2010. Volume in Poland increased by 4.9 million unit cases, or 2.9 per cent. driven by significant increases in the CCH Group’s Sparkling beverages, energy and tea categories that increased by 10.1%, 18.2% and 6.8 per cent., respectively, compared to prior year.  In Hungary, volume increased by 1.2 per cent. representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3 per cent. In the remaining developing countries, volume increased by 1.9 million unit cases.

The CCH Group’s operations in developing countries contributed €141.1 million to its Adjusted EBITDA in 2011, 13.9% below 2010.

In 2011, the CCH Group’s developing countries achieved an operating profit of €58.4 million compared to an operating profit of €89.2 million in 2010, representing a decrease of 34.5%, reflecting the effect of adverse product mix and higher commodity costs. These effects were only partly offset by the higher sales volume.

Emerging Countries

The following table shows the CCH Group’s volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Russian Federation	335.9	341.0	(5.1)	(1.5)
Nigeria	185.2	183.9	1.3	0.7
Romania	160.7	167.8	(7.1)	(4.2)
Ukraine	93.6	101.9	(8.3)	(8.1)
Serbia and Montenegro	83.0	76.3	6.7	8.8
Bulgaria	56.3	58.4	(2.1)	(3.6)
Belarus	29.5	24.4	5.1	20.9
Bosnia and Herzegovina	17.9	16.6	1.3	7.8
Former Yugoslav Republic of Macedonia	10	8.6	1.4	16.3
Armenia	6.6	6.4	0.2	3.1
Moldova	5.5	4.8	0.7	14.6
	984.2	990.1	(5.9)	(0.6)

Unit case volume in the CCH Group’s Emerging Countries segment decreased by 0.6 per cent. in 2011. Volume in the Russian Federation decreased by 1.5 per cent., or 5.1 million unit cases, in 2011 due to weak real disposable income growth and the strengthening of value brands. In addition, the exceptionally hot prior year summer set a very high base for year-on-year comparison. Unit case volume in Nigeria grew by 0.7 per cent. in 2011 reflecting solid growth in the Sparkling beverages category as well as the juice category. Unit case volume in Romania declined by 4.2 per cent. in 2011, as challenging economic conditions, including the implementation of strict austerity measures, had an adverse impact on consumer demand.

The CCH Group’s operations in Emerging Countries contributed €385.9 million to its Adjusted EBITDA in 2011, 19.5% below 2010.

In 2011, the CCH Group’s Emerging Countries achieved an operating profit of €201.3 million compared to an operating profit of €291.8 million in 2010, a decrease of 31.0%. The benefit from the CCH Group’s revenue growth initiatives was more than offset by higher raw material prices and unfavourable foreign currency movements.

Year ended 31 December 2010 compared to year ended 31 December 2009

The following table provides certain financial information for the CCH Group’s three reporting segments, as well as its corporate centre, for each of the two years ended 31 December in each case, both in absolute numbers and as a percentage of the CCH Group’s total corresponding to each line item of this table. Internally, the CCH Group’s management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of the CCH Group’s business segments. There are no material amounts of product sales or transfers between the CCH Group’s countries. The elimination of inter-segment assets reflects loans from the CCH Group’s financing subsidiaries to its various operating companies to cover a portion of the CCH Group’s operating companies’ funding requirements.

	Year ended 31 December
	2010		2009
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established Countries
Unit case volume	718.2	34.2	743.2	35.9
Net sales revenue	2,834.6	41.7	2,927.8	44.7
Operating profit	268.9	41.4	301.2	46.9
Depreciation of property, plant and equipment	132.2	34.1	122.3	33.9
Stock option expense	2.4	35.8	2.2	34.4
Amortisation and adjustment of intangible assets	4.5	63.4	1.4	29.8
Other items	—	—	—	—
Adjusted EBITDA	408.0	38.8	429.3	42.0

Developing Countries
Unit case volume	391.7	18.7	388.3	18.8
Net sales revenue	1,140.0	16.8	1,149.1	17.6
Operating profit	89.2	13.7	86.3	13.4
Depreciation of property, plant and equipment	73.0	18.8	77.0	21.4
Stock option expense	1.2	17.9	1.2	18.7
Amortisation and adjustment of intangible assets	0.5	7.0	0.5	10.6
Other items	—	—	—	—
Adjusted EBITDA	163.9	15.6	165.0	16.1

Emerging Countries
Unit case volume	990.1	47.1	937.8	45.3
Net sales revenue	2,819.0	41.5	2,466.7	37.7
Operating profit	291.8	44.9	255.1	39.7
Depreciation of property, plant and equipment	182.6	47.1	161.4	44.7
Stock option expense	3.1	46.3	3.0	46.9
Amortisation and adjustment of intangible assets	2.1	29.6	2.8	59.6
Other items	—	—	6.5	100.0
Adjusted EBITDA	479.6	45.6	428.8	41.9

Total
Unit case volume	2,100.0	100.0	2,069.3	100.0
Net sales revenue	6,793.6	100.0	6,543.6	100.0
Operating profit	649.9	100.0	642.6	100.0
Depreciation of property, plant and equipment	387.8	100.0	360.7	100.0
Stock option expense	6.7	100.0	6.4	100.0
Amortisation and adjustment of intangible assets	7.1	100.0	4.7	100.0
Other items	—	100.0	6.5	100.0
Adjusted EBITDA	1,051.5	100.0	1,023.1	100.0

Established Countries

The following table shows the CCH Group’s volume performance for the year ended 31 December 2010 as compared to the year ended 31 December 2009:

	Year ended 31 December
	2010	2009	Change	Change
	(in millions of unit cases)%
Italy	323.0	330.3	(7.3)	(2.2)
Greece	143.0	161.5	(18.5)	(11.5)
Switzerland	84.0	80.4	4.5
Austria	76.9	77.2	(0.3)	(0.4)
The Republic of Ireland and Northern Ireland	75.2	76.5	(1.3)	(1.7)
Cyprus	16.1	17.3	(1.2)	(6.9)
	718.2	743.2	(25.0)	(3.4)

Unit case volume in the CCH Group’s Established Countries segment was 718.2 million in 2010, a decrease of 3.4 per cent. over 2009. In Italy, volume declined by 2.2 per cent., representing a decrease of 7.3 million unit cases. This was primarily due to an adverse impact on sales in the immediate consumption channels from economic conditions and poor consumer sentiment. In Greece, volume declined by 11.5%, or 18.5 million unit cases, as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 3.6 million unit cases, or 4.5 per cent. The listing of the CCH Group’s products with the largest retailer in Switzerland, which historically had only carried private label products, contributed to such increase. In the CCH Group’s remaining Established Countries, volume remained at the levels of 2009.

The CCH Group’s operations in Established Countries contributed €408.0 million to the CCH Group’s Adjusted EBITDA for the year 2010, representing a five per cent. decrease compared to 2009.

In 2010, the CCH Group’s Established Countries achieved an operating profit of €268.9 million compared to an operating profit of €301.2 million in 2009 as lower volume, unfavourable category and package mix more than offset the positive impact from realised cost savings, lower cost of goods sold and positive currency movements.

Developing Countries

The following table shows the CCH Group’s volume performance for the year ended 31 December 2010 as compared to the year ended 31 December 2009:

	Year ended 31 December
	2009	2010	Change	Change
	(in millions of unit cases)%
Poland	167.7	168.6	0.9	0.5
Hungary	87.3	85.1	(2.2)	(2.5)
Czech Republic	54.3	58.2	3.9	7.2
Croatia	28.4	27.3	(1.1)	(3.9)
Slovakia	22.5	24.2	1.7	7.6
Baltic countries	21.4	21.5	0.1	0.5
Slovenia	6.7	6.8	0.1	1.5
	388.3	391.7	3.4	0.9

Unit case volume in the CCH Group’s developing countries segment was 391.7 million in 2010, an increase of 0.9 per cent. over 2009. Volume increased in Poland by 0.9 million unit cases and in Czech Republic by 3.9 million unit cases. In Hungary, unfavourable economic conditions contributed to volume declining by 2.2 million unit cases. In the CCH Group’s remaining developing countries, volume increased by 0.8 million unit cases.

The CCH Group’s operations in developing countries contributed €163.9 million to the CCH Group’s Adjusted EBITDA in 2010, 0.7 per cent. below 2009.

In 2010, the CCH Group’s developing countries achieved an operating profit of €89.2 million compared to an operating profit of €86.3 million in 2009, representing an increase of 3.4 per cent., reflecting the effect of higher volume, adverse mix and significant unfavourable currency movements, particularly in Poland and Hungary. These effects were only partly offset by a reduction in operating costs, increased pricing and lower commodity costs.

Emerging Countries

The following table shows the CCH Group’s volume performance for the year ended 31 December 2010 as compared to the year ended 31 December 2009:

	Year ended 31 December
	2009	2010	Change	Change
	(in millions of unit cases)%
Russian Federation	299.8	341.0	41.2	13.7
Nigeria	175.8	183.9	8.1	4.6
Romania	174.1	167.8	(6.3)	(3.6)
Ukraine	93.7	101.9	8.2	8.8
Serbia and Montenegro	74.6	76.3	1.7	2.3
Bulgaria	64.1	58.4	(5.7)	(8.9)
Belarus	19.6	24.4	4.8	24.5
Bosnia and Herzegovina	17.1	16.6	(0.5)	(2.9)
Former Yugoslav Republic of Macedonia	8.8	8.6	(0.2)	(2.3)
Armenia	5.8	6.4	0.6	10.3
Moldova	4.4	4.8	0.4	9.1
	937.8	990.1	52.3	5.6

Unit case volume in the CCH Group’s Emerging Countries segment increased 5.6 per cent. in 2010. Volume in the Russian Federation increased 13.7% in 2010 as a result of improved consumer sentiment, increasing purchasing power and declining unemployment levels. The CCH Group’s successful implementation of targeted activation programmes during the holiday season, together with increased marketing investments and exceptionally hot weather in summer also contributed to the CCH Group’s performance. Unit case volume in Nigeria grew by 4.6 per cent. in 2010 reflecting solid growth in the Sparkling beverages category as well as the juice category. Unit case volume in Romania declined by 3.6 per cent. in 2010, as declining GDP and a VAT increase in the middle of the year depressed consumer sentiment.

The CCH Group’s operations in Emerging Countries contributed €479.6 million to the CCH Group’s Adjusted EBITDA in 2010, 11.8% above 2009.

In 2010, the CCH Group’s Emerging Countries achieved an operating profit of €291.8 million compared to an operating profit of €255.1 million in 2009, an increase of 14.4%. The benefit from higher volume, better pricing and category mix and favourable currency movements more than offset higher raw material prices and increased operating expenses.

8.                                      Liquidity and capital resources

The CCH Group’s sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, syndicated loan facility and the issuance of equity securities.

Cash flows from operating activities

The CCH Group’s cash flows provided by operating activities for the six months ended 29 June 2012 and 1 July 2011 and the years ended 31 December 2011, 2010 and 2009 were as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	(euro in millions)
Operating profit	169.9	231.9	468.4	649.9	642.6
Depreciation, impairment, amortisation and other non-cash items	199.7	190.5	411.0	414.8	391.0
Working capital changes	(63.1)	(99.9)	55.9	64.2	52.9
Tax paid	(37.1)	(38.6)	(89.6)	(141.0)	(89.3)
Net cash from operating activities	269.4	283.9	845.7	987.9	997.2

The CCH Group’s primary source of cash flow is funds generated from operations. In the six months ended 29 June 2012, cash flow from operating activities decreased by 5.1 per cent. compared to the six months ended 1 July 2011 due to the decrease in operating profit, which was partly offset by improved working capital management. In the year ended 31 December 2011, the net cash provided by operating activities decreased by 14.4% compared to the year ended 31 December 2010 due to the decrease in operating profit that was partly offset by the decreased tax payments. In the year ended 31 December 2010, net cash provided by operating activities decreased by €9.3 million compared with the year ended 31 December 2009 despite significantly increased tax payments as a result of the improved operating results and working capital management.

Cash flows used in investing activities

The CCH Group’s cash flows used in investing activities for the six months ended 29 June 2012 and 1 July 2011 and the years ended 31 December 2011, 2010 and 2009 were as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	(euro in millions)
Payments for purchases of property, plant and equipment	(162.6)	(142.4)	(370.8)	(376.2)	(383.9)
Payments for purchases of intangible assets	—	—	—	(15.8)	(0.5)
Proceeds from sales of property, plant and equipment	1.6	3.7	10.9	12.0	18.2
Net receipts from (payments for) investments	(5.6)	1.3	3.0	7.2	(4.7)
Interest received	4.5	3.5	9.9	7.3	10.5
Net receipts from disposal of subsidiaries	—	11.1	13.1	—	—
Net payments for acquisition of joint venture	—	(2.5)	(2.5)	—	—
Net refunds from acquisitions	—	—	—	—	17.5
Net cash used in investing activities	(162.1)	(125.3)	(336.4)	(365.5)	(342.9)

Purchases of property, plant and equipment accounted for the CCH Group’s most significant cash outlay for investing activities in each of the periods presented above. The CCH Group focuses its capital investment on the most profitable areas of the business, such as marketing equipment and immediate consumption packaging. The CCH Group continues to redeploy plant and equipment within its group where possible, thus minimising cash outflows and improving its returns on existing assets.

The CCH Group’s purchases of non-current assets in its three business segments for the six months ended 29 June 2012 and 1 July 2011 and the years ended 31 December 2011, 2010 and 2009 are set forth below. The CCH Group has also set forth these capital expenditures as a percentage of its total capital expenditures in the relevant period.

	Six months ended
	29 June 2012		1 July 2011
	(euro in millions)	(percentage)	(euro in millions)	(percentage)
Business segment
Established Countries	41.7	25.6	45.7	32.1
Developing Countries	13.2	8.1	13.2	9.3
Emerging Countries	107.7	66.3	83.5	58.6
Total purchases of non-current assets	162.6	100.0	142.4	100.0

	Year ended 31 December
	2011		2010		2009
	(euro in millions)	(percentage)	(euro in millions)	(percentage)	(euro in millions)	(percentage)
Business segment
Established Countries	118.8	32.1	123.2	31.4	96.6	25.1
Developing Countries	46.5	12.5	61.0	15.6	48.8	12.7
Emerging Countries	205.5	55.4	207.8	53.0	239.0	62.2
Total purchases of non-current assets	370.8	100.0	392.0	100.0	384.4	100.0

Purchases of non-current assets totaled €162.6 million in the six months ended 29 June 2012, of which 36.5% was related to investment in production equipment and facilities and 33.6% to the acquisition of marketing equipment. The purchases increased by €20.2 million, or 14.2%, in the six months ended 29 June 2012 compared to the respective period of 2011.

Purchases of non-current assets totalled €370.8 million in 2011. Of this, 36.3% was related to investment in production equipment and facilities and 26.0% to the acquisition of marketing equipment. The purchases decreased by €21.2 million, or 5.4 per cent., in 2011 compared to 2010. Purchases of non-current assets totalled €392.0 million in 2010. Of this, 48.6% was related to investment in production equipment and facilities and 19.3% to the acquisition of marketing equipment. There was only a slight increase of €7.6 million, or two per cent., in purchases in 2010 compared to 2009.

The net payments for acquisition of joint venture of €2.5 million in 2011 is related to the joint acquisition of all outstanding shares of MS Foods UAB with TCCC through Multon ZAO. Cash refunds from acquisitions of €17.5 million in 2009 relate to a refund of certain purchase consideration regarding the acquisition of Socib S.p.A.

Cash flows used in financing activities

The CCH Group’s cash flows provided by financing activities for the six months ended 29 June 2012 and 1 July 2011 and the years ended 31 December 2011, 2010 and 2009 were as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	(euro in millions)
Return of capital to shareholders	—	(181.5)	(181.5)	—	(546.3)
Payments of expenses related to the share capital increase	—	(6.0)	(6.0)	—	(6.0)
Share buy-back payments	—	—	—	(42.3)	(16.6)
Purchase of shares held by non-controlling interests	(10.4)	(13.4)	(114.0)	(3.7)	—
Proceeds from shares issued to employees exercising stock options	—	4.5	4.7	5.7	1.8
Dividends paid to owners of the parent	—	—	—	(102.0)	(102.3)
Dividends paid to non-controlling interests	—	(2.9)	(6.5)	(7.0)	(5.3)
Proceeds from external borrowings	774.1	803.4	1,494.8	927.1	1,199.8
Repayments of external borrowings	(812.5)	(437.5)	(1,387.6)	(1,191.0)	(1,508.0)
Principal repayments of finance lease obligations	(12.8)	(27.8)	(48.1)	(75.2)	(85.3)
Proceeds from sale of interest rate swaps attributable to fair value	—	—	—	33.0	—
Interest paid	(56.4)	(51.9)	(109.1)	(72.3)	(75.1)
Net cash used in financing activities	(118.0)	86.9	(353.3)	(527.7)	(1,143.3)

On 25 June 2012, the annual general meeting of CCH’s shareholders resolved to decrease CCH’s share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH’s share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of the parent company, in an equal amount.

On 6 May 2011, the annual general meeting of CCH shareholders resolved to reorganise its share capital. CCH’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.0. CCH’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.0 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 18 September 2009, CCH announced proposals for a re-capitalisation, which resulted in a capital return of €548.1 million to CCH’s shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on 16 October 2009, CCH’s shareholders approved an increase of its share capital by €548.1 million, through the partial capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, CCH’s shareholders also approved the decrease of its share capital by € 548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, CCH realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

On 25 June 2012, the annual general meeting of CCH’s shareholders approved a share buy-back programme for a maximum of up to five per cent. of its paid-in share capital during the 24-month period following the meeting,, pursuant to Article 16 of Codified Law 2190/1920. Based on CCH’s capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1 per share and a maximum purchase price of €30.0 per share.

On 30 April 2009, CCH’s board of directors authorised a share buy-back programme for a maximum of up to five capitalisation of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on CCH’s capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €20.0 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programs. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme, with a value of €55.5 million.

During 2011, the CCH Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o bringing its interest in these subsidiaries to 100%. In addition, during 2011 the CCH Group increased its share in A.D. Pivara Skopje, which the CCH Group jointly controls with Heineken, by acquiring together with Heineken the 41.2% of the remaining non-controlling interests. The CCH Group further increased its share in the A.D. Pivara Skopje during the six months ended 29 June 2012 by acquiring, together with Heineken, an additional 2.2 per cent. of the remaining non-controlling interests. After these acquisitions, the CCH Group owns 49.3% of the voting rights of A.D. Pivara Skopje as compared to 48.2% in 2011 and 27.6% in 2010 and control jointly with Heineken 98.6% of voting rights in A.D. Pivara Skopje. The CCH Group’s payments in 2011 for the purchase of the shares held by non-controlling interests amounted to €114 million. The consideration paid for the purchase of shares held by non-controlling interests in the six months ended 29 June 2012 amounted to €10.4 million, of which €8.3 million concerns the purchase of the additional non-controlling interest of A.D. Pivara Skopje and €2.1 million relates to the non-controlling interest Nigerian Bottling Company plc acquired in 2011.

Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

During the six months ended 29 June 2012, net repayments of external borrowings were €38.4 million, mainly due to net repayments for commercial paper. During 2011 the net proceeds from external borrowings were €107.2 million. On 2 March 2011, the CCH Group completed the successful offering of an additional €300 million 4.3 per cent. fixed rate notes to be consolidated and form a single series with the existing €300 million 4.3 per cent. fixed rate notes due 16 November 2016 issued on 16 November 2009. The proceeds of the issue were used to repay the outstanding balance of the existing €301.1 million notes due on 15 July 2011. The net proceeds from commercial paper issuance were €123 million in 2011. The outstanding amount under the commercial paper programme as at 29 June 2012 was €183.0 million, compared to €250.0 million and €127.0 million at 31 December 2011 and 2010, respectively.

The CCH Group repaid a net amount of €263.9 million in external borrowings in 2010. On 14 December 2010 the CCH Group repaid an aggregate principal amount of fixed rate notes equal to €198.9 million, being a portion of the €500 million fixed rate bond due in July 2011.

The net repayments of external borrowings in 2009 were €308.2 million and represent mainly the repayment of the €350 million bond that matured in March 2009, as well as the reduction in the amount outstanding under the commercial paper programme by €201.5 million, which were partly offset by the €300 million bond issued in November 2009.

During 2010, the CCH Group adjusted its interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilise future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400 million in US bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million.

In April 2012, the CCH Group updated the base prospectus for its euro medium term note programme and the increased the maximum size of the programme from €2.0 billion to €3.0 billion.

On 16 November 2009, the CCH Group completed the issue of a €300 million 7-year fixed rate bond at 4.25 per cent. through its 100% owned subsidiary, Coca-Cola HBC Finance B.V. The transaction was executed under the CCH Group’s EMTN programme. Proceeds from this issue were used to partly fund the capital return payment and allowed the CCH Group to extend its debt maturity profile.

During the six months ended 29 June 2012, the CCH board of directors voted to increase CCH’s share capital by issuing 5,334 new ordinary shares on March 21, 2012, following the exercise of stock options pursuant to its employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.05 million.

In 2011, the CCH Group received proceeds of €4.7 million from the issue of shares. This followed resolutions by CCH’s board of directors on 21 February 2011, 30 May 2011, 10 August 2011 and 15 November 2011 to increase CCH’s share capital by 354,512, 21,994, 28,749, and 313 shares respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as a €0.2 million increase to share capital and a €4.5 million increase to share premium.

In 2010, CCH received proceeds of €5.7 million from the issue of shares. This followed resolutions by CCH’s board of directors on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 to increase CCH’s share capital by 163,354, 161,663, 102,700, and 169,648 shares respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as €0.3 million to share capital and €5.4 million to share premium.

In 2009, CCH received proceeds from the issue of shares of €1.8 million. This followed resolutions by CCH’s board of directors on 28 August 2009 and 23 November 2009, to increase CCH’s share capital by 5,751 and 131,227 shares, respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as €0.1 million to share capital and €1.7 million to share premium.

CCH paid dividends to its shareholders in the amount of €102 million and €102.3 million in the years ended 31 December 2010 and 2009, respectively. The CCH Group also makes dividend payments to the non-controlling interest shareholders in its subsidiaries.

Working capital

The CCH Group’s working capital positions for the six months ended 29 June 2012 and 1 July 2011 and the years ended 31 December 2011, 2010 and 2009 were as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,868.8	2,015.4	1,553.9	1,589.6	1,499.6
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,947.6)	(1,837.9)	(1,541.5)	(1,464.1)	(1,269.3)
Working capital	(78.8)	177.5	12.4	125.5	230.3
Add back: deposit liabilities on returnable containers	120.8	113.5	108.5	107.3	111.3
Working capital, excluding deposit liabilities	42.0	291.0	120.9	232.8	341.6

As at 29 June 2012, the CCH Group’s working capital, excluding deposit liabilities on returnable containers, decreased by €249.0 million, compared with the working capital balance as at 1 July 2011. The decrease was attributable to the increase in trade and other payables by €109.7 million, decrease of trade and other receivables of €130.9 million and the decrease in the level of inventories held of €22.3 million.

As at 31 December 2011, the CCH Group’s working capital, excluding deposit liabilities on returnable containers, decreased by €111.9 million, compared with the working capital balance as at 31 December 2010. The reason for the decrease is the increase in trade and other payables of €77.4 million, decrease of trade and other receivables of €17 million and the decrease in the level of inventories held of €30.2 million. As at 31 December 2010, the CCH Group’s working capital, excluding deposit liabilities on returnable containers, decreased by €108.8 million, compared with the working capital balance as at 31 December 2009. The reason for the decrease was the increase in trade and other payables of €194.8 million, increase of trade and other receivables of €40.8 million and the increase in the level of inventories held of €56.6 million

As at 29 June 2012 and 1 July 2011, the CCH Group had positive working capital of €42.0 million and €291.0 million, respectively, excluding deposit liabilities for returnable containers of €120.8 million and

€113.5 million, respectively. As at 31 December 2011, 2010 and 2009, the CCH Group had a positive working capital of €120.9 million, €232.8 million and €341.6 million respectively, excluding deposit liabilities for returnable containers of €108.5 million, €107.3 million and €111.3 million respectively. Although the CCH Group’s deposit liabilities are classified as part of current liabilities, the CCH Group’s returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. The CCH Group believe that presenting its working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare the CCH Group’s working capital information with that of other bottlers that do not use returnable packaging.

Although the CCH Group seeks to finance its capital expenditures from operating cash flows, the CCH Group may also use short-term borrowing facilities. The CCH Group reviews its cash requirements and financial resources on a monthly basis for a rolling 12-month period. The CCH Group continues to maintain adequate current assets to satisfy current liabilities when they are due and to have sufficient liquidity and financial resources to manage its day-to-day cash requirements.

Holding company structure

The amount of dividends payable by the CCH’s operating subsidiaries to CCH is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organised and operate. Dividends paid to CCH by certain of its subsidiaries are also subject to withholding taxes. In the context of the CCH Group’s taxation management policy, CCH’s subsidiaries do not remit dividends to CCH in cases where it would be disadvantageous to do so from a tax point of view. The CCH Group seeks to satisfy the operating cash flow requirements of its operations in each country with cash generated from that country. Acquisitions and significant capital investments are financed centrally, with funds provided to the CCH Group’s operating subsidiaries in the form of equity or inter-company loans, depending on a variety of considerations including tax. Where withholding taxes on dividends are potentially significant, the CCH Group is able to extract cash from operating subsidiaries in other ways, such as through capital reduction techniques and loans from operating subsidiaries to holding companies. Consequently, the CCH Group has not incurred material withholding taxes on the remittance of dividends or cash from its operating subsidiaries. However, in the future, the CCH Group may have to satisfy its cash requirements at the holding company level through sources of financing other than dividends, including external sources.

Borrowings and funding sources

Funding policies

The CCH Group’s general policy is to retain a certain amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on its balance sheet while maintaining the balance of its liquidity reserves in the form of committed, unused credit facilities, to ensure that the CCH Group has cost-effective access to sufficient financial resources to meet its short- and medium-term funding requirements. These include the day-to-day funding of the CCH Group’s operations, upcoming debt maturities, as well as the financing of its capital expenditure programme. In order to mitigate the possibility of liquidity constraints, the CCH Group endeavours to maintain a minimum of €250 million of financial headroom. Financial headroom refers to the sum of committed but unused financing available, cash and cash equivalents less outstanding commercial paper after considering cash flows from operating activities, dividends, interest expense, tax expense, and capital expenditure requirements. The board of directors has decided to temporarily increase the amount of cash and cash equivalent held on the CCH Group’s balance sheet as a result of the volatility in the financial markets and the maturity profile of its debt.

Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the CCH Group.

Cash and cash equivalents

The CCH Group’s cash and cash equivalent balances for the six months ended 29 June 2012 and the years ended 31 December 2011, 2010 and 2009 were as follows:

	Six months ended		Year ended 31 December
	29 June 2012		2011		2010		2009
	(euro in millions)	(per centage)	(euro in millions)	(per centage)	(euro in millions)	(per centage)	(euro in millions)	(per centage)
Euro	372.7	80.0	373.0	78.3	283.5	87.0	161.3	69.5
Nigerian naira	43.8	9.4	51.7	10.9	3.0	0.9	4.1	1.8
Former Yugoslav Republic of Macedonia dinar	14.2	3.0	11.9	2.5	4.4	1.3	5.5	2.4
Russian rouble	12.5	2.7	9.6	2.0	3.7	1.1	23.1	10.0
Serbian dinar	4.0	0.9	3.9	0.8	10.7	3.3	4.9	2.1
Belorusian rouble	3.4	0.7	6.6	1.4	7.6	2.3	4.7	2.0
Ukrainian hryvnia	3.3	0.7	2.2	0.5	1.6	0.6	0.3	0.1
Romanian leu	2.3	0.5	2.0	0.4	1.3	0.4	2.2	0.9
US dollar	2.2	0.5	1.9	0.4	0.6	0.2	0.7	0.3
Croatian kuna	1.5	0.3	5.0	1.1	4.0	1.2	16.7	7.2
Swiss franc	1.5	0.3	1.5	0.3	1.2	0.4	1.4	0.6
UK Sterling	1.0	0.2	0.2	—	0.1	—	0.5	0.2
Polish zloty	1.0	0.2	0.6	0.1	0.4	0.1	0.3	0.1
Moldovan leu	0.8	0.2	0.7	0.1	0.1	—	—	—
Bulgarian lev	0.5	0.1	3.6	0.8	2.0	0.6	2.0	0.9
Bosnia and Herzegovina convertible mark	0.2	—	0.5	0.1	0.9	0.3	1.3	0.6
Other	1.1	0.2	1.2	0.3	1.0	0.3	3.0	1.3
Total	466.0	100	476.1	100.0	326.1	100.0	232.0	100.0

The CCH Group’s cash and cash equivalents balance at 29 June 2012 was €466.0 million, representing a decrease of €10.1 million from the balance at 31 December 2011, an increase of €139.9 million from the balance at 31 December 2010 and an increase of €234.0 million from the balance as at 31 December 2009. As at 29 June 2012, Nigerian naira includes an equivalent amount of €35.4 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of an escrow bank account held for the payment of the former minority shareholders of the Company’s Nigerian operating company, Nigerian Bottling Company plc. The increase in cash and cash equivalents balance between 31 December 2011 and 2010 is also attributable to the net proceeds from CCH Group’s commercial paper programme. The increase in cash and cash equivalents balance between 31 December 2010 and 2009 was principally the result of the higher cash flow from operating activities in the year ended 31 December 2010, which was partially offset by net cash used in investing and financing activities.

While there are restrictive controls on the movement of funds out of certain of the countries in which the CCH Group operates, these restrictions have not had a material impact on its liquidity, as the amounts of cash and cash equivalents held in such countries, particularly Nigeria, are generally retained for capital expenditure and working capital purposes.

Debt

The CCH Group’s debt funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet the CCH Group’s anticipated capital and operational funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. The CCH Group manages its short- and longer-term financial commitments through its various financial arrangements, which currently includes the CCH Group’s unused €500 million syndicated loan facility, as well as through its cash flow from operations.

The CCH Group’s net debt as at 29 June 2012 and 31 December 2011, 2010 and 2009 was as follows:

	Six months ended	Year ended 31 December
	29 June 2012	2011	2010	2009
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	247.1	299.6	181.3	236.0
Current portion of long-term debt	—	—	305.0	1.1
Short-term finance lease obligations	17.6	21.9	48.8	69.9

Total short-term borrowings, including finance lease obligations	264.7	321.5	535.1	307.0

Long-term borrowings, less finance lease obligations	1, 869.1	1,861.9	1,561.2	2,010.3
Long-term finance lease obligations	102.8	72.6	95.2	90.3

Total long-term borrowings, including finance lease obligations	1,971.9	1,934.5	1,656.4	2,100.6

Gross debt, including finance lease obligations	2,236.6	2,256.0	2,191.5	2,407.6

	Six months ended	Year ended 31 December
	29 June 2012	2011	2010	2009
	(euro in millions)

Cash and cash equivalents	(466.0)	(476.1)	(326.1)	(232.0)

Net debt	1.770.6	1,779.9	1,865.4	2,175.6

As at 29 June 2012, 61.6% of the CCH Group’s gross debt was denominated in euro and 33.8% in US dollars, as compared to, 63.4% in euro and 33.2% in US dollars as at 31 December 2011 and 62.5% in euro and 34.0% in US dollars, as at 31 December 2010 and 69.4% in euro and 28.2% in US dollars as at 31 December 2009.

The CCH Group manages its debt in two distinct portfolios: short-term debt and long-term debt. The short-term debt portfolio includes all debt repayment and working capital requirements within 12 months, and the long-term portfolio contains all other debt, such as Eurobonds, with maturities longer than 12 months. The CCH Group launched its commercial paper programme during 2002 to fund its short-term debt portfolio needs. The CCH Group services its short-term debt portfolio principally through operating cash flows.

During 2010, the CCH Group adjusted its interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilise future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400 million in USD bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. As a result, an amount of €1.4 million was credited to the CCH Group’s income statement.

As at 29 June 2012, the CCH Group’s cash and cash equivalents include an amount of approximately €35.4 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of the escrow bank account held for the payment of former minority shareholders of the Company’s subsidiary Nigerian Bottling Company plc.

Commercial paper programme and committed credit facilities

In March 2002, the CCH Group established a €1 billion global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper programme was €183.0 million as at 29 June 2012, €250 million as at 31 December 2011, €127 million as at 31 December 2010 and €189.5 million as at 31 December 2009.

In May 2011, the CCH Group replaced its three-year €500 million syndicated revolving credit facility expiring on 17 December 2012 with a new €500.0 million syndicated loan facility, provided by various financial institutions, and expiring on 11 May 2016. As a result, an amount of €1.9 million was charged to the income statement, in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows CCH to draw down, on three to five days’ notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCH Group. No amounts have been drawn under the syndicated loan facility since inception.

Euro medium-term note programme

In 2001, the CCH Group established a €2 billion euro medium-term note programme. Notes issued under the programme through CCH’s 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by CCH, as well as Coca-Cola HBC Finance plc (for issues prior to 2009) and are not subject to any financial covenants.

In July 2004, the CCH Group completed the issue of a €500 million 7-year euro-denominated fixed rate bond. In December 2010, the CCH Group finalised a cash tender offer through CCH’s subsidiary Coca-Cola HBC Finance

B.V. for the repurchase of its existing €500 million. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which was almost 40% of the total issued €500 million euro-denominated bond. As a consequence, an amount of €1.7 million was charged to the income statement, in the finance costs line.

In December 2008, the CCH Group issued a €500 million five-year euro-denominated fixed-rate bond at 7.875%. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350 million bond that matured in March 2009. In November 2009, the CCH Group issued a €300 million 7-year fixed-rate bond at 4.25 per cent. Proceeds from this issue were used to fund the capital return payment and allowed the CCH Group to extend its debt maturity profile.

In March 2011, the CCH Group completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600 million. The proceeds of the issue were used to repay the maturity of the existing €301.1 million notes due on 15 July 2011.

In April 2012, the CCH Group updated the Base Prospectus for its euro medium-term note programme and increased the maximum size of the programme from €2.0 billion to €3.0 billion.

As at 29 June 2012, a total of €1.1 billion in notes issued under the €3.0 billion euro medium-term note programme were outstanding. A further amount of €1.9 billion is available for issuance. These notes are not subject to financial covenants. As at 29 June 2012, the notes outstanding under the euro medium-term note programme were as follows:

Issue Date	Amount	Interest	Maturity date
17 December 2008	€500 million	7.875%	15 January 2014
16 November 2009	€300 million	4.250%	16 November 2016
2 March 2011	€300 million	4.250%	16 November 2016

Notes issued in the US market

On 17 September 2003, the CCH Group successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900 million (€711.4 million at 29 June 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500 million (€395.2 million at 29 June 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400 million (€316.2 million at 29 June 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the CCH Group’s leveraged re-capitalisation and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by the CCH Group in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably solely guaranteed by CCH. These notes are not subject to financial covenants.

Credit rating

The CCH Group’s goal is to maintain a conservative financial profile. In April 2012, Standard & Poor’s Credit Services Europe Limited (“Standard & Poor’s”), a subsidiary of The McGraw-Hill Companies, Inc., changed its rating outlook to negative and in June downgraded the CCH Group’s corporate credit ratings to “BBB+” long term, “A2” short term with credit watch negative. In June 2012, Moody’s France S.A.S. (“Moody’s”), also downgraded the CCH Group’s long term ratings to “Baa1” long term and the outlook remained unchanged to negative. The main reasons for both downgrades were the continued pressure on the CCH Group’s business results due to the macroeconomic pressures in the CCH Group’s Territories and the potential impact of Greece leaving the Eurozone. The CCH Group’s credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of the CCH Group’s securities. Any change in the CCH Group’s credit ratings could have a significant impact on the cost of debt capital for the CCH Group and/or its ability to raise capital in the debt markets.

Each of Standard & Poor’s and Moody’s is established in the European Union and is registered under Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Off-balance sheet arrangements

The CCH Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

9.                                      Tabular disclosure of contractual obligations

The following table reflects the CCH Group’s contractual obligations as at 29 June 2012, excluding the items discussed below.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	247.1	247.1	—	—	—
Long-term borrowings, less finance lease obligations	1,869.1	—	928.3	940.8	0.0
Estimated interest payments	294.6	95.8	121.1	61.9	15.8
Operating lease obligations	201.5	51.8	70.4	53.9	25.4
Finance lease obligations	120.4	17.6	25.0	11.6	66.2
Capital commitments	104.8	88.4	2.3	2.0	12.1
Other long-term purchase commitments	307.3	172.5	126.1	3.7	5.0
Total	3,144.6	673.2	1,273.1	1,073.9	124.3

Long-term debt bears fixed interest rate or has been swapped from fixed to variable interest rate through the use of interest rate and cross currency swaps. The CCH Group calculated estimated interest payments on the basis of estimated interest rates and payment dates based on its determination of the most likely scenarios for each relevant debt instrument. The CCH Group typically expects to settle such interest payments with cash flows from operating activities and/or short-term borrowings.

The above table does not reflect employee benefit obligations of €207.8 million consisting of current obligations of €40.0 million and non-current obligations of €167.8 million. The above table also does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in detail below under “Market Risk”.

10.                               Outlook and trend information

In the second half of 2012, the CCH Group expects challenging trading conditions to persist across most of its markets, reflecting the ongoing macroeconomic uncertainty and volatility in Europe.  The CCH Group anticipates that disposable income will deteriorate further and consumer confidence will continue to remain low as its consumers face an increasingly unpredictable environment.  As a result of this, private consumption is expected to decline in 2012 across a number of key markets, including Greece, Italy, Ireland, Hungary and the Czech Republic.

The CCH Group has observed an easing input costs primarily driven by lower PET prices.  In this framework, its current outlook for currency neutral input costs per unit case is an increase in the mid-single-digits for the full year, still driven by EU sugar prices.  The CCH Group expects the benefits from this improvement to be fully offset by unfavourable foreign currency movements due primarily to the depreciation of the euro against the US dollar and the impact of the Eurozone debt crisis on some of the CCH Group’s developing and emerging market currencies.  The CCH Group expects its revenue growth strategy to fully recover the increase in total input costs in absolute terms.

The CCH Group’s key priority is to grow volume and value shares in the sparkling beverages, tea and energy categories, with value growing faster than volume.  In the juice category, the CCH Group maintains a selective approach focusing on immediate consumption and the most profitable future consumption packages on a country-by-country basis.  In the water category, the CCH Group’s goal is to grow value ahead of volume by focusing on immediate consumption packs and the premium segment, as well as the most profitable future consumption packages.

The CCH Group will continue to differentiate itself from its competitors by focusing on execution excellence in the market place.  This consistent focus, further supported by the CCH Group’s OBPPC strategy, enables the CCH Group to pursue gaining or maintaining market share.  The CCH Group aims to continue growing currency neutral net sales revenue per unit case year-on-year as it continues to strengthen its market position across its territory.

While staying relevant to its customers, the CCH Group is driving cost efficiencies through its restructuring initiatives and other operating efficiency improvement projects. In 2011, the CCH Group’s shared services project, the Coca-Cola Hellenic Business Services Organisation, commenced operations in Sofia, Bulgaria, with the majority of the CCH Group’s Territories anticipated to complete their transition in the second half of 2012. The Coca-Cola Hellenic Business Services Organisation is expected to standardise, encourage partnership in, and simplify key finance and human resources processes, which, in turn, will improve productivity and efficiency within the CCH Group’s country operations, at a reduced cost.  As a result, the CCH Group’s employees are expected to have more time to focus on serving customers and consumers in the marketplace. Certain of the CCH Group’s finance and human resources processes are expected to transition in a phased approach over the next few years. The CCH Group’s operations in the Czech Republic, Slovakia, Bulgaria, Poland, Cyprus, Romania, Moldova, Hungary, Italy and Switzerland are currently live in the Coca-Cola Hellenic Business Services Organisation.

The continuing volatility in the external environment and the CCH Group’s ongoing focus in driving operational efficiency and productivity have led the CCH Group to accelerate its restructuring initiatives ensuring that it does not compromise on its ability to grow when markets allow.  The CCH Group expects approximately €100.0 million in restructuring costs for 2012, compared to €50.0 million previously communicated.  As a result, the expected savings from initiatives for 2012 and initiatives taken in 2011 should be accelerated from €40.0 million to €50.0 million.  Expected annualised benefits from 2013 onwards should increase from €35.0 million to €70.0 million.

Foreign currency fluctuations are expected to continue through the rest of the year and based on current spot rates the CCH Group anticipates a significant negative impact at operating income level from currency movements in 2012.

The CCH Group is committed to maintaining strong discipline in working capital management. The CCH Group’s guidance for capital expenditure for the three year period ending 31 December 2014 remains at €1.45 billion.

The CCH Group’s long-term prospects for sustainable growth and value creation for its shareholders remain unchanged.  The CCH Group is executing on a strategy that has, as its driving objective, revenue growth, pursuing increasing levels of cost optimisation, and generating solid free cash flow while making the CCH Group an even stronger competitor as it continues winning in the marketplace.  The CCH Group believes that these fundamentals place the CCH Group well for an eventual economic upturn and will allow it to capitalise on the opportunities available in its markets.

On 25 June 2012, the annual general meeting of CCH’s shareholders resolved to decrease CCH’s share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. CCH’s board of directors was authorised to proceed with all necessary actions for the implementation of the return of the amount of the decrease to the shareholders, including by way of indication and without limitation, the determination of the respective ex-rights date, record date and date of commencement of payment of the capital return.

At the date of this Report on Form 6-K, the following standards and interpretations relevant to CCH’s operations were issued but not yet effective and not early adopted:

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities. The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly). The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013. The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognised as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Group has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing IAS 19. The Group is currently evaluating the impact of the remaining changes of this amended standard on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013. The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments have not yet been adopted by the EU.

MARKET RISKS

1.                                      Treasury policies and objectives

The CCH Group faces financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. CCH’s board of directors has approved its treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. The CCH Group’s treasury function is responsible for managing its financial risks in a controlled manner, consistent with the board of directors approved policies. These policies include:

•                  hedging transactional currency exposures (i.e. forecasted raw materials purchases) to reduce risk and limit volatility. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as a hedge, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction; and

•                  an investment policy to minimise counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by CCH’s board of directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties only.

In the context of the CCH Group’s overall treasury policy, and in line with the operating parameters approved by CCH’s board of directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

2.                                      Operating parameters

The CCH board of directors has delegated authority to execute transactions, including derivative transactions with approved financial institutions, to the chief financial officer and the director of treasury and risk management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The policy restricts the use of derivatives to circumstances that do not subject the CCH Group to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify the CCH Group’s risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in the CCH Group’s exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

3.                                      Derivative instruments

The CCH Group uses derivative instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. The CCH Group does not use derivative instruments for any trading activities. It is the CCH Group’s policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximise hedge effectiveness.

4.                                      Interest rate risk

The CCH Group’s interest rate exposure generally relates to its debt obligations. The CCH Group manages its interest rate costs primarily with interest rate swaps and options. All non-euro bond issues have been fully swapped into euro with no residual currency risk.

As at 29 June 2012, 31 December 2011 and 31 December 2010 there were no euro denominated interest rate swap contracts outstanding, compared to €792.5 million at 31 December 2009. During June and July 2010, the CCH Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result, an amount of €1.4 million was credited to the income statement for the year ended 31 December 2010.

During the years ended 31 December 2011 and 2010, the CCH Group did not have any interest rate swaps that were not eligible for hedge accounting. By comparison, during the year ended 31 December 2009, the CCH Group recognised in finance costs losses of €8.8 million in relation to interest rate swaps that were not eligible for hedge accounting.

During the six months ended 29 June 2012, the CCH Group recognised in interest expense a loss of €4.6 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting, as compared to a loss of €6.6 million for the year ended 31 December 2011, a gain of €1 million in the year ended 31 December 2010 and a loss of €1.6 million in the year ended 31 December 2009.

Since 2003, the CCH Group has been using interest rate and cross currency swaps to convert its $500 million and $400 million notes issued in the USD market from fixed rate US dollar denominated debt to floating rate obligation based on Euribor. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the issued notes, as well as the exchange of the underlying principal amounts upon inception and at maturity.

During 2009, the CCH Group purchased interest rate cap options in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. In June 2010, the CCH Group sold these option contracts. Consequently, there were no outstanding interest rate option contracts as at 31 December 2010, compared to €857 million of aggregate notional amounts of interest rate options outstanding at 31 December 2009.

The sensitivity analysis in the following paragraph has been prepared based on the CCH Group’s exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

A one per cent. increase in the market interest rates on floating rate debt outstanding at 29 June 2012 would have increased the CCH Group’s interest expense by €2.6 million in the six months ended 29 June 2012, compared to €2.5 million in the six months ended 1 July 2011 and €5.0 million, €1.8 million and €19.0 million for the years ended 31 December 2011, 2010 and 2009, respectively. A one per cent. decrease in market interest rates would have decreased the CCH Group’s interest expense by €2.6 million in the six months ended 29 June 2012, compared to €2.5 million for the six months ended 1 July 2011 and €5.0 million, €1.8 million and €19.0 million for the years ended 31 December 2011, 2010 and 2009, respectively. This is mainly attributable to the CCH Group’s exposure to interest rates on its fixed rate bonds that have been swapped to floating rate obligations.

5.                                      Foreign exchange risk

The CCH Group’s foreign exchange exposures arise from adverse changes in exchange rates between the euro, the US dollar and the currencies in its non-euro countries. This exposure affects the CCH Group’s results in the following ways:

•                  Raw materials purchased in currencies such as the US dollar or euro can lead to higher cost of sales which, if not recovered in local pricing or cost reductions, will lead to reduced profit margins;

•                  Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

•                  As a number of operations have functional currencies other than the CCH Group’s presentation currency (euro), any change in the functional currency against the euro impacts its consolidated income statement and balance sheet when results are translated into euro.

The CCH Group’s treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels if there is a forward market available at economical terms. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. The CCH Group uses forward foreign exchange contracts and foreign currency options to hedge its forecasted transactional exposures. These contracts normally mature within one year. Transaction exposures arising from adverse movements in assets and liabilities denominated in another currency than the reporting currency are normally fully hedged using mainly forward foreign exchange contracts.

The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totalled €373.8 million as at 29 June 2012, compared to €419.3 million as at 31 December 2011, €246 million as at 31 December 2010 and €385.3 million as at 31 December 2009.

The notional amounts of foreign currency option contracts totalled €80.1 million as at 29 June 2012, compared to €64.3 million as at 31 December 2011, €158 million as at 31 December 2010, and €144.7 million as at 31 December 2009.

During 2003, the CCH Group entered into cross currency swaps to cover the currency risk related to the $500 million and $400 million notes discussed above under “Borrowings and funding sources—Notes issued in the US market”. As at 29 June 2012 the fair value of the cross currency swaps represented a liability of €114.6 million, compared to €130.8 million, €136.1 million and €175.4 million as at 31 December 2011, 2010 and 2009, respectively.

6.                                      Commodity price risk

The CCH Group is affected by the volatility of commodity prices of certain raw materials necessary for the production of its products, in particular sugar, PET and aluminium. Due to the significantly increased volatility of commodity prices, the CCH board of directors has enacted a risk management strategy regarding commodity price risk and its mitigation. The CCH Group continues to contract prices with suppliers in advance to reduce its exposure to the effect of short-term changes in the price of certain commodities; in addition, based on a 36 month forecast about the required sugar and aluminium supply, the CCH Group also hedges the purchase price of sugar and aluminium using commodity swap contracts, even when these contracts do not qualify for hedge accounting.

The notional value of sugar and aluminium swap contracts was €63.3 million as at 29 June 2012, compared to €40.9 million of sugar swap contracts as at 31 December 2011. The CCH Group did not enter into any sugar and aluminium swap contracts in the years ended 31 December 2010 and 2009.

The CCH Group enters into multi-year volume purchase commitments with aluminium can manufacturers for a portion of its production requirements. Generally, these volume commitments are at fixed prices except for the aluminium content. The CCH Group can, in quantities of its choice, request the manufacturer to fix the prices of the aluminium content in reference to market rates. The CCH Group tries to reduce its exposure to PET resin price fluctuations by pre-buying where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. The CCH Group applies a variety of contract structures and a competitive supply base to mitigate its exposure and link its contracts to different indexes within the PET value chain. The CCH Group also uses imported Asian and Middle East PET resin to balance European PET resin market prices and increasingly uses recycled content within the EU.

7.                                      Credit risk

The CCH Group has limited concentration of credit risk across trade and financial counterparties. The CCH Group has put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. The CCH Group has policies that limit the amount of credit exposure to any single financial institution.

The CCH Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the balance sheet. The CCH Group typically assesses the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within note 30 to the financial statements included in this Report on Form 6-K.

Within the context of treasury operations, the CCH Group’s exposure to credit risk is managed by establishing approved counterparty limits, detailing the maximum exposure that it is prepared to accept with respect to individual counterparties. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The CCH Group’s maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.

In addition, the CCH Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum “AAA” rating and strict investment limits are set, per fund, depending on the size of the fund. The CCH Group only undertakes investment transactions with banks and financial institutions that have a minimum credit rating of “BBB-” from Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or “Baa3” from Moody’s Investors Services, Inc.

Starting in June 2012, the CCH Group has introduced a new system to track its credit risk exposure to financial institutions that are counterparties to its derivative transactions on a more timely basis. This new tracking system is based on credit default swap levels for each counterparty. The CCH Group has grouped its counterparties into tiers and assigned a maximum exposure and tenor for each tier. In addition, if the credit default swap level for any particular counterparty exceeds 500 bps, the CCH Group ceases trading derivatives with that counterparty and will make every effort to cancel any deposits with that counterparty.

EMPLOYEES

The following table provides a breakdown by activity and by segment of the average number of the CCH Group’s full-time employees on a full-time equivalent basis, including the employees of subsidiaries, for the six months ended 29 June 2012 and the years ended 31 December 2011, 2010 and 2009.

	Average number of employees in
	Six months
	ended	Year ended 31 December
	29 June 2012	2011	2010	2009
By Activity
Production and Warehousing	15,185	15,095	14,928	16,450
Sales and Marketing	17,139	18,215	19,010	18,914
Administration	4,576	4,827	4,142	4,573
Distribution	3,804	3,578	4,425	4,293

Total	40,704	41,715	42,505	44,231

By Segment
Established Countries	8,859	8,996	9,579	9,771
Developing Countries	6,715	7,128	7,533	7,921
Emerging Countries	25,130	25,591	25,393	26,539

Total	40,704	41,715	42,505	44,231

In order to meet the increased demand for its products in the summer months, the CCH Group supplements its workforce with temporary employees during peak season. On average, in 2011, the CCH Group employed approximately 2,378 temporary full-time equivalent employees, which represents approximately six per cent. of its total workforce.

SUBSIDIARIES

The following table shows details of certain subsidiaries and undertakings of the CCH Group as at 29 June 2012.

Subsidiary	Country of incorporation	% ownership as at 29 June 2012
Partially owned subsidiaries
A.D. Pivara Skopje(10)	FYROM	49.32%
Brewinvest S.A. Group(1)	Greece	50.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Deepwaters Investments Ltd	Cyprus	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%
Dorna Investments Limited	Guernsey	50.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%
Fresh & Co d.o.o., Subotica(1)	Serbia	50.0%
Leman Beverages Holdings S.à.r.l	Luxembourg	90.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%
Multon Z.A.O. Group(1)(7)	Russia	50.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%
Vlasinka d.o.o. Beograd-Zemun(1)	Serbia	50.0%
Valser Services AG(3)	Switzerland	99.9%
Wholly-owned subsidiaries
3E (Cyprus) Limited	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCB Services Limited	England and Wales	100.0%
CCBC Services Limited	Republic of Ireland	100.0%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola Beverages Slovenska republica, s.r.o.	Slovakia	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Balkan Holding B.V.(4)	The Netherlands	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Greece S.A.I.C(11)	Greece	100.0%
Coca-Cola HBC—Srbija d.o.o.(9)	Serbia	100.0%
Coca-Cola HBC Italia S.r.l.(5)	Italy	100.0%

Subsidiary	Country of incorporation	% ownership as at 29 June 2012
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica(9)	Montenegro	100.0%
Coca-Cola Hellenic Business Service Organisation(3)	Bulgaria	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Coca-Cola HBC Ireland Limited(6)	Republic of Ireland	100.0%
Lanitis Bros Ltd	Cyprus	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Nigerian Bottling Company plc(9)	Nigeria	100.0%
Panpak Limited(8)	Republic of Ireland	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Softbev Investments Limited	Cyprus	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Vendit Ltd	Republic of Ireland	100.0%
Yoppi Hungary Kft	Hungary	100.0%

(1)	Joint venture.

(2)	During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(3)	Incorporated during 2011.

(4)	In March 2009, Coca-Cola HBC Balkan Holding B.V. was created to replace Balkaninvest Holdings Limited that was liquidated in November 2009.

(5)	On 1 January 2010, Socib S.p.A. was merged into Coca-Cola Italia S.r.l.

(6)	During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.

(7)	On 20 April 2011, the CCH Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus.

(8)	Under liquidation. The liquidation is not expected to have any significant impact in the CCH Group’s financial statements.

(9)	Non-controlling interests were acquired in 2011.

(10)

In the first six months of 2012, CCH, together with Heineken, acquired an additional 2.16% of the remaining non-controlling interests of AD Pivara Skopje. Following this acquisition, CCH own 49.32% of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 98.64% of the voting rights in A.D. Pivara Skopje.

(11)

Effective from 1 August 2012, Elxym S.A. has been renamed “Coca-Cola HBC Greece S.A.I.C”. On 25 June 2012, CCH’s annual general meeting of shareholders approved the transfer of CCH’s operating assets and liabilities to Coca-Cola HBC Greece S.A.I.C, in accordance with Greek Law 2166/1993. In connection therewith, the transformation balance sheet of 31 March 2012, the respective audit report and the draft deed relating to the transaction were approved and the necessary authorisations for its execution and submission to the competent authorities were granted.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheet

		Six months ended	As at 31 December
		29 June 2012	2011	2010	2009
	Note	€ million	€ million	€ million	€ million
Assets
Intangible assets	4	1,957.0	1,947.7	1,966.9	1,874.1
Property, plant and equipment	5	3,121.5	3,051.5	3,122.9	2,961.3
Equity method investments	6	44.8	42.9	41.1	36.2
Available-for-sale financial assets	7	1.4	1.4	1.8	17.7
Interest rate swap contracts	8	61.5	69.5	73.1	71.9
Deferred tax assets	9	38.7	35.2	35.0	32.6
Other non-current assets	10	44.7	36.9	40.4	45.5
Total non-current assets		5,269.6	5,185.1	5,281.2	5,039.3

Inventories	11	619.0	451.5	481.7	425.1
Trade receivables	12	1,003.6	855.2	870.2	830.6
Other receivables and assets	13	236.4	231.5	233.5	232.3
Derivative assets	8	9.8	15.7	4.2	11.6
Current tax assets		19.8	20.0	13.8	16.9
Cash and cash equivalents	14	466.0	476.1	326.1	232.0
Total current assets		2,354.6	2,050.0	1,929.5	1,748.5
Total assets		7,624.2	7,235.1	7,210.7	6,787.8

Liabilities
Short-term borrowings	15	264.7	321.5	535.1	307.0
Trade payables	16	419.2	423.5	384.7	308.0
Other payables	16	1,528.4	1,118.0	1,079.4	961.3
Current tax liabilities		60.7	58.4	37.2	66.3
Total current liabilities		2,273.0	1,921.4	2,036.4	1,642.6

Long-term borrowings	15	1,971.9	1,934.5	1,656.4	2,100.6
Cross-currency swap contracts	8	114.6	130.8	136.1	175.4
Deferred tax liabilities	9	180.3	171.5	162.9	133.5
Non-current provisions	17	169.8	149.5	144.2	170.4
Other non-current liabilities		14.1	14.2	13.9	10.4
Total non-current liabilities		2,450.7	2,400.5	2,113.5	2,590.3
Total liabilities		4,723.7	4,321.9	4,149.9	4,232.9

Equity
Share capital	18	549.8	549.8	183.1	182.8
Reserve for return of capital and transfers	18	(179.6)	—	—	—
Share premium	18	569.2	569.2	1,119.2	1,113.8
Treasury shares	19	(54.3)	(55.5)	(57.2)	(14.9)
Exchange equalisation reserve	19	(162.3)	(197.9)	(129.2)	(309.1)
Other reserves	19	386.1	389.0	375.4	368.8
Retained earnings		1,774.2	1,640.7	1,460.8	1,112.3
Equity attributable to owners of the parent		2,883.1	2,895.3	2,952.1	2,453.7
Non-controlling interests	28	17.4	17.9	108.7	101.2
Total equity		2,900.5	2,913.2	3,060.8	2,554.9
Total equity and liabilities		7,624.2	7,235.1	7,210.7	6,787.8

Unaudited Consolidated Income Statements

		Six months ended:		Year ended 31 December:
		29 June 2012	1 July 2011	2011	2010	2009
	Note	€ million	€ million	€ million	€ million	€ million
Net sales revenue	3	3,432.1	3,395.7	6,854.3	6,793.6	6,543.6
Cost of goods sold		(2,195.1)	(2,095.9)	(4,258.8)	(4,048.6)	(3,904.7)
Gross profit		1,237.0	1,299.8	2,595.5	2,745.0	2,638.9

Operating expenses	20	(1,049.5)	(1,051.1)	(2,055.6)	(2,058.4)	(1,984.2)
Restructuring costs	20	(17.6)	(16.8)	(71.5)	(36.7)	(44.9)
Other items	20	—	—	—	—	32.8
Operating profit	3	169.9	231.9	468.4	649.9	642.6

Finance income		4.5	3.3	9.8	7.4	9.4
Finance costs		(46.8)	(46.5)	(96.1)	(83.1)	(82.2)
Loss on net monetary position	21	(1.7)	—	(7.8)	—	—
Total finance costs, net	21	(44.0)	(43.2)	(94.1)	(75.7)	(72.8)
Share of results of equity method investments	6	0.9	(0.8)	1.2	2.5	(1.9)
Profit before tax		126.8	187.9	375.5	576.7	567.9

Tax	3,22	(34.7)	(51.2)	(102.7)	(138.0)	(142.9)
Profit after tax		92.1	136.7	272.8	438.7	425.0

Attributable to:
Owners of the parent		91.2	132.5	268.9	426.6	402.6
Non-controlling interests		0.9	4.2	3.9	12.1	22.4
		92.1	136.7	272.8	438.7	425.0

Basic earnings per share (€)	23	0.25	0.37	0.74	1.17	1.10
Diluted earnings per share (€)	23	0.25	0.36	0.74	1.17	1.10

Unaudited Consolidated Statements of Comprehensive Income

	Six months ended				Year ended 31 December
	29 June 2012		1 July 2011		2011		2010		2009
	€ million		€ million		€ million		€ million		€ million
Profit after tax		92.1		136.7		272.8		438.7		425.0
Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the period/year	—		—		(0.4)		0.5		(0.1)
Valuation (gains)/losses reclassified to profit and loss for the period/year	—	—	—	—	—	(0.4)	(2.8)	(2.3)	6.5	6.4
Cash flow hedges:
Amounts of (losses) / gains during the period/year	(8.9)		(1.3)		5.3		(11.3)		(6.4)
Amounts of losses/(gains) reclassified to profit and loss for the period/year	5.3	(3.6)	6.2	4.9	3.1	8.4	2.0	(9.3)	(9.7)	(16.1)
Foreign currency translation		34.6		(19.3)		(54.2)		181.5		(79.5)
Share of other comprehensive income of equity method investments		1.0		(1.4)		(0.8)		1.4		(0.7)
Actuarial (losses) / gains		(24.5)		—		(31.8)		2.7		4.4
Income tax relating to components of other comprehensive income (refer to Note 24)		6.4		0.1		3.9		(0.3)		2.8
Other comprehensive income for the period/year, net of tax (refer to Note 24)		13.9		(15.7)		(74.9)		173.7		(82.7)
Total comprehensive income for the period/year		106.0		121.0		197.9		612.4		342.3

Total comprehensive income attributable to:
Owners of the parent		105.1		121.9		189.0		596.2		322.9
Non-controlling interests		0.9		(0.9)		8.9		16.2		19.4
		106.0		121.0		197.9		612.4		342.3

Unaudited Consolidated Statements of Changes in Equity

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	770.9	2,793.4	89.0	2,882.4
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders (refer to note 19)	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
	182.8	1,113.8	(14.9)	(231.5)	375.3	705.3	2,130.8	81.8	2,212.6
Profit for the year net of tax	—	—	—	—	—	402.6	402.6	22.4	425.0
Other comprehensive income for the year, net of tax	—	—	—	(77.6)	(6.5)	4.4	(79.7)	(3.0)	(82.7)
Total comprehensive income for the year, net of tax(1)	—	—	—	(77.6)	(6.5)	407.0	322.9	19.4	342.3
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9

(1)                  The amount included in the exchange equalisation reserve of €77.6m loss for 2009 represents the exchange losses attributable to the owners of the parent of €76.9m plus the share of equity method investments of €0.7m loss.

The amount included in other reserves of €6.5m loss for 2009 consists of losses on cash flow hedges of €16.1m (of which €6.4m represents losses for the year and €9.7m represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4m (of which €0.1m represents revaluation losses for the year and €6.5m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €3.2m.

The amount of €407.0m profit comprises of profit for the year of €402.6m plus actuarial gains of €4.8m less deferred income tax debit of €0.4m.

The amount of €19.4m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €3.0m loss and in the retained earnings of €22.4m income.

Unaudited Consolidated Statements of Changes in Equity (continued)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2010	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests in subsidiary Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
	183.1	1,119.2	(57.2)	(308.0)	386.7	1,032.1	2,355.9	92.5	2,448.4
Profit for the year net of tax	—	—	—	—	—	426.6	426.6	12.1	438.7
Other comprehensive income for the year, net of tax	—	—	—	178.8	(11.3)	2.1	169.6	4.1	173.7
Total comprehensive income for the year, net of tax(2)	—	—	—	178.8	(11.3)	428.7	596.2	16.2	612.4
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8

(2)              The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gains attributable to the owners of the parent of €177.4m plus the share of equity method investments of €1.4m gain.

The amount included in other reserves of €11.3m loss for 2010 consists of losses on cash flow hedges of €9.3m (of which €11.3m represents losses for the year and €2.0m represents revaluation losses reclassified to profit and loss for the year), losses on valuation of available-for-sale financial assets of €2.3m (of which €0.5m represents revaluation gains for the year and €2.8m represents revaluation gains reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €0.3m.

The amount of €428.7m profit comprises of profit for the year of €426.6m plus actuarial gains of €2.7m less deferred income tax debit of €0.6m.

The amount of €16.2m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €12.1m income.

Unaudited Consolidated Statements of Changes in Equity (continued)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders (refer to Note 19)	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests in subsidiaries in:
Serbia	—	—	—	—	—	(6.3)	(6.3)	(11.4)	(17.7)
Nigeria	—	—	—	(8.7)	—	(31.4)	(40.1)	(60.1)	(100.2)
FYROM	—	—	—	—	—	(16.9)	(16.9)	(22.9)	(39.8)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(6.5)	(6.5)
	549.8	569.2	(55.5)	(137.9)	383.6	1,397.1	2,706.3	9.0	2,715.3
Profit for the year net of tax	—	—	—	—	—	268.9	268.9	3.9	272.8
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(25.3)	(79.9)	5.0	(74.9)
Total comprehensive income for the period, net of tax(3)	—	—	—	(60.0)	5.4	243.6	189.0	8.9	197.9
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(3)              The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.2m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m, representing revaluation losses for the year, gains on cash flow hedges of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax debit thereof amounting to €2.6m.

The amount of €243.6m profit comprises of profit for the year of €268.9m less actuarial losses of €31.8m plus deferred income tax credit of €6.5m.

The amount of €8.9m income included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €3.9m income.

Unaudited Consolidated Statements of Changes in Equity

	Attributable to owners of the parent
		Reserve for
		return of			Exchange				Non-
	Share	capital	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	and transfers	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€million	€million	€million	€million	€million	€million	€million	€million	€million	€million
Balance as at 1 January 2012	549.8	—	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2
Share-based compensation:
Options	—	—	—	—	—	3.2	—	3.2	—	3.2
Movement in treasury shares	—	—	—	—	—	0.3	—	0.3	—	0.3
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	(0.9)	(0.9)	(1.2)	(2.1)
Hyperinflation impact	—	—	—	—	—	—	3.5	3.5	—	3.5
Return of capital to shareholders	—	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	—	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	—	(4.1)	4.1	—	—	—
Dividends	—	—	—	—	—	—	—	—	(0.2)	(0.2)
	549.8	(179.6)	569.2	(54.3)	(197.9)	388.4	1,702.4	2,778.0	16.5	2,794.5
Profit for the period net of tax	—	—	—	—	—	—	91.2	91.2	0.9	92.1
Other comprehensive income for the period, net of tax	—	—	—	—	35.6	(2.3)	(19.4)	13.9	—	13.9
Total comprehensive income for the period, net of tax(4)	—	—	—	—	35.6	(2.3)	71.8	105.1	0.9	106.0
Balance as at 29 June 2012	549.8	(179.6)	569.2	(54.3)	(162.3)	386.1	1,774.2	2,883.1	17.4	2,900.5

(4)          The amount included in the exchange equalisation reserve of €35.6 million gain for the first half of 2012 represents the exchange gains attributed to the owners of the parent of €34.6 million plus the share of equity method investments of €1.0 million gain.

The amount included in other reserves of €2.3 million loss for the first half of 2012 consists of cash flow hedges movement of €3.6 million (of which €8.9 million represents revaluation losses for the period and €5.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €1.3 million.

The amount credited to retained earnings of €71.8 million gain comprises of the profit for the first half of 2012 of €91.2 million, the actuarial losses for the six months ended 29 June 2012 of €24.5 million and a deferred income tax credit of €5.1 million.

Unaudited Consolidated Cash Flow Statements

		Six months ended		Year ended 31 December
		29 June 2012	1 July 2011	2011	2010	2009
	Note	€ million	€ million	€ million	€ million	€ million
Operating activities
Profit after tax		92.1	136.7	272.8	438.7	425.0
Total finance costs, net	21	44.0	43.2	94.1	75.7	72.8
Share of results of equity method investments	6	(0.9)	0.8	(1.2)	(2.5)	1.9
Tax charged to the income statement	3,22	34.7	51.2	102.7	138.0	142.9
Depreciation of property, plant and equipment	3,5	191.0	185.7	374.7	387.8	360.7
Impairment of property, plant and equipment	3,5	2.1	—	21.0	—	—
Employee share options	26	3.2	4.3	8.1	6.7	6.4
Amortisation of intangible assets	3,4	1.4	1.7	3.2	7.1	4.7
Adjustments to intangible assets	20	—	—	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	20	—	—	—	—	6.5
Other items		—	1.4	1.3	—	—
		367.6	425.0	876.7	1,051.5	1,023.1
Losses / (gains) on disposals of property, plant and equipment	20	2.0	(2.6)	2.7	13.2	10.5
(Increase) / decrease in inventories		(163.7)	(173.0)	15.9	(41.4)	39.1
(Increase) / decrease in trade and other receivables		(168.1)	(249.8)	(3.8)	(24.0)	30.1
Increase / (decrease) in trade and other payables		268.7	322.9	43.8	129.6	(16.3)
Tax paid		(37.1)	(38.6)	(89.6)	(141.0)	(89.3)
Net cash from operating activities		269.4	283.9	845.7	987.9	997.2

Investing activities
Payments for purchases of property, plant and equipment		(162.6)	(142.4)	(370.8)	(376.2)	(383.9)
Payments for purchases of intangible assets		—	—	—	(15.8)	(0.5)
Proceeds from sales of property, plant and equipment		1.6	3.7	10.9	12.0	18.2
Receipts from/(payments for) investments		(5.6)	1.3	3.0	7.2	(4.7)
Interest received		4.5	3.5	9.9	7.3	10.5
Net receipts from disposal of subsidiary	28	—	11.1	13.1	—	—
Net payments for acquisition of joint venture	28	—	(2.5)	(2.5)	—	—
Net refunds from acquisitions	28	—	—	—	—	17.5
Net cash used in investing activities		(162.1)	(125.3)	(336.4)	(365.5)	(342.9)

Financing activities
Return of capital to shareholders	18	—	(181.5)	(181.5)	—	(546.3)
Payments of expenses related to the share capital increase	18	—	(6.0)	(6.0)	—	(6.0)
Share buy-back payments	19	—	—	—	(42.3)	(16.6)
Purchase of shares held by non-controlling interests	28	(10.4)	(13.4)	(114.0)	(3.7)	—
Proceeds from shares issued to employees exercising stock options	18	—	4.5	4.7	5.7	1.8
Dividends paid to owners of the parent	29	—	—	—	(102.0)	(102.3)
Dividends paid to non-controlling interests		—	(2.9)	(6.5)	(7.0)	(5.3)
Proceeds from external borrowings		774.1	803.4	1,494.8	927.1	1,199.8
Repayments of external borrowings		(812.5)	(437.5)	(1,387.6)	(1,191.0)	(1,508.0)
Principal repayments of finance lease obligations		(12.8)	(27.8)	(48.1)	(75.2)	(85.3)
Proceeds from sale of interest rate swap contracts		—	—	—	33.0	—
Interest paid		(56.4)	(51.9)	(109.1)	(72.3)	(75.1)
Net cash (used in) / generated from financing activities		(118.0)	86.9	(353.3)	(527.7)	(1,143.3)
Net (decrease) / increase in cash and cash equivalents		(10.7)	245.5	156.0	94.7	(489.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		476.1	326.1	326.1	232.0	724.6
Net (decrease) / increase in cash and cash equivalents		(10.7)	245.5	156.0	94.7	(489.0)
Effect of changes in exchange rates		1.3	(4.4)	1.6	(0.6)	(3.6)
Hyperinflation impact on cash		(0.7)	—	(7.6)	—	—
Cash and cash equivalents	14	466.0	567.2	476.1	326.1	232.0

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘the Group’) is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc (‘CCB’) by Hellenic Bottling Company S.A. (‘HBC’). Coca-Cola Hellenic and its subsidiaries (collectively ‘the Company’ or ‘the Group’) are principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company (‘TCCC’). The Company distributes its products in 27 countries in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 3.

Basis of preparation

The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments and the financial statements of certain subsidiaries operating in a hyperinflationary economy which are restated and expressed in terms of the measuring unit currency at the balance sheet date and translated to Euro at the exchange rate of the balance sheet date. The consolidated financial statements were approved for issue by the Board of Directors on October 30, 2012.

Operating results for the six months ended 29 June 2012 are not indicative of the results that may be expected for the year ending 31 December 2012 because of business seasonality. Business seasonality results from higher unit case sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Basis of consolidation

Subsidiary undertakings are those companies over which the Group, directly or indirectly, has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

The acquisition method of accounting is used to account for business combinations. The consideration transferred is the fair value of any asset transferred, shares issued and liabilities assumed.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.  Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date.  The excess of the consideration transferred and the fair value of non controlling interest over the net assets acquired and liabilities assumed is recorded as goodwill.  All acquisition related costs are expensed as incurred.

For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions — that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

Intercompany transactions and balances between Group companies are eliminated. Accounting policies of subsidiaries are modified where necessary to ensure consistency with policies adopted by the Group.

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when such control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management’s estimates by up to 10% the Group’s tax expense would increase (or decrease) by less than €2.5m.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits—Defined Benefit Pension Plans

The Group provides defined benefit pension plans as an employee benefit in certain of its Territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 17.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Revenue is stated net of sales discounts, value added taxes and sales taxes as applicable, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 29 June 2012 was €32.6 m (31 December 2011, 2010 and 2009: €23.2 m, €31.6m and €26.9m respectively). Of this balance, €22.9m (31 December 2011, 2010 and 2009: €13.5m, €19.5m and €16.6m respectively) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognized as a reduction to revenue for the six months ended 29 June 2012 amounted to €188.5m (six months ended 1 July 2011: €138.5 m, years ended 31 December 2011, 2010 and 2009: €309.9m, €240.0m and €123.4m respectively). Marketing and promotional incentives provided to customers during the six months ended 29 June 2012 amounted to €85.8m (six months ended 1 July 2011: €60.6m, years ended 31 December 2011, 2010 and 2009: €131.4m, €160.1m and €167.9m respectively).

Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In the six months ended 29 June 2012, such contributions totaled €19.4m (six months ended 1 July 2011: €21.4m, years ended 31 December 2011, 2010 and 2009: €49.0m, €48.8m and €39.9m respectively).

Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

Intangible assets

Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the consideration transferred over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group’s cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (i.e. the higher of the value in use and fair value less costs to sell) of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group’s trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

The useful life of franchise agreements is usually based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Deposits received for returnable containers by customers are accounted for as deposit liabilities.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Goodwill and other indefinite-lived assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

The equity method of accounting involves recognising the Group’s share of the associates’ post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. The Group’s interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint ventures

The Group’s interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its proportional share of related assets, liabilities, income and expenses.

Financial assets

The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss (‘FVTPL’), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The cost of purchase includes transaction costs for investments other than those carried at FVTPL where transaction costs are expensed. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets’ previous carrying amount and their fair value less costs to sell.

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable’s carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of Coca-Cola Hellenic and the presentation currency for the consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate, except for foreign subsidiaries operating in a hyperinflationary environment whose results are translated at the closing rate. The exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Entities operating in hyperinflationary economies prepare financial statements that are recorded in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.  The gain or loss on net monetary position is recorded in finance costs. The application of hyperinflation accounting includes:

•                  Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity from their date of acquisition or inclusion in the balance sheet to the end of the year for the changes in purchasing power of the currency caused by inflation.

•                  The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation.

•                  The subsidiary’s financial statements are translated at the closing exchange rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs incurred.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount, premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period.

Derivative financial instruments

The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Group’s underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Provisions

Provisions are recognised when: the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

Employee benefits

The Group operates a number of defined benefit and defined contribution pension plans in its Territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised past service costs. The value of any defined benefit asset recognised is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods.  The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise are amortised over the remaining vesting period.

A number of the Group’s operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group’s contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group’s plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic’s share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 27.

In addition, the Group operates a stock purchase plan, an equity compensation in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost on the balance sheet, within equity, until they vest.

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity.  In this case the tax is recognised in other comprehensive income or directly in equity respectively.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

Coca-Cola Hellenic has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

Dividends are recorded in the Group’s consolidated financial statements in the period in which they are approved by the Group’s shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability at the balance sheet date.

Accounting pronouncements adopted in 2012

In the current period, the Group has adopted all of the new and revised standards and interpretations which were issued by the IASB and the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2012. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standards and interpretations are as follows:

Amendment to IFRS 7, Financial Instruments: Disclosures - The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions.

Accounting pronouncements not yet adopted

At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company’s operations were issued but not yet effective and not early adopted:

IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and liabilities.  IFRS 9 was issued in November 2009 and October 2010 and it replaces parts of IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. For financial liabilities the standard retains most of the IAS 39 requirements, the main

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will be effective for annual periods beginning on or after 1 January 2015. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities.  The Group does not expect this standard to have a significant effect on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Group anticipates the new standard will change the way some of the Group’s joint arrangements are accounted.  The Group estimates that the impact of the adoption of IFRS 11 will be to reduce Net Sales Revenue by less than 1% and reduce Total Assets by less than 1%.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly).  The Group expects the new standard will impact the level of disclosures included in the consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013.  The impact on the Group will be that interest cost and expected return on plan assets will be replaced by net interest amount calculated by applying the discount rate to the net defined benefit liability (asset); and all past service costs will be recognized immediately. The Group estimated that the amendments to IAS 19, when adopted, will reduce Profit Before Tax, however the impact from the application of the revised IAS 19 is not expected to be material.

In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012.  The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.  The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013.  The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued an amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. This amendment has not yet been adopted by the EU.

Notes to the Unaudited Consolidated Financial Statements (continued)

1.              Basis of preparation and accounting policies

In May 2012 the IASB issued its annual improvements to IFRS (2009-2011 cycle).  The effective date of the amendments is 1 January 2013. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments, which have not yet been adopted by the EU, are outlined below:

Amendment to IAS 1 Presentation of Financial Statements - Clarification of the requirements for comparative information:  The amendment clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional comparative period does not need to contain a complete set of financial statements. In addition, the opening statement of financial position (known as the third balance sheet) must be presented in the following circumstances: when an entity changes its accounting policies; makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement would be at the beginning of the preceding period. For example, the beginning of the preceding period for a 31 December 2014 year-end would be 1 January 2013. However, unlike the voluntary comparative information, the related notes are not required to accompany the third balance sheet.

IAS 16 Property, Plant and Equipment - Classification of servicing equipment:  The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments: Presentation - Tax effect of distributions to holders of equity instruments: The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

IAS 34 Interim Financial Reporting - Interim financial reporting and segment information for total assets and liabilities.  The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.

In June 2012 the IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosures of Interests in Other Entities that are applicable from 1 January 2013. The amendments change the transition guidance to provide relief from full retrospective application such that the requirement to provide adjusted comparative application is limited to the immediate preceding period only. The Group is currently evaluating the impact the amendment will have on its consolidated financial statements. The amendments have not been adopted by the EU.

Notes to the Unaudited Consolidated Financial Statements (continued)

2.              Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 29 June 2012, 1 July 2011 and 31 December 2011, 2010 and 2009, except for subsidiaries operating in hyperinflationary environment as explained in Note 1. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average for the first
	six months of:		Average for the years:
	2012	2011	2011	2010	2009
US dollar	1.30	1.41	1.40	1.32	1.40
UK sterling	0.82	0.88	0.87	0.85	0.89
Polish zloty	4.23	3.95	4.12	4.01	4.34
Nigerian naira	202.76	214.21	212.90	196.41	206.76
Hungarian forint	292.63	269.46	279.76	276.38	279.86
Swiss franc	1.20	1.27	1.23	1.38	1.51
Russian rouble	39.54	40.34	41.04	40.11	44.18
Romanian leu	4.39	4.17	4.23	4.22	4.23
Ukrainian hryvnia	10.38	11.18	11.11	10.49	10.92
Czech crown	25.17	24.39	24.65	25.31	26.45
Serbian dinar	111.13	101.72	101.99	103.40	94.12

	Closing	Closing 31 December:
	29 June 2012	2011	2010	2009
US dollar	1.25	1.31	1.31	1.44
UK sterling	0.80	0.83	0.85	0.90
Polish zloty	4.25	4.40	3.99	4.15
Nigerian naira	194.43	204.79	196.01	213.71
Hungarian forint	286.20	306.54	279.30	272.70
Swiss franc	1.20	1.22	1.25	1.49
Russian rouble	41.02	41.27	39.95	43.33
Romanian leu	4.44	4.30	4.29	4.21
Ukrainian hryvnia	9.97	10.44	10.50	11.47
Czech crown	25.96	25.75	25.27	26.45
Serbian dinar	115.31	102.65	105.88	96.30

Notes to the Unaudited Consolidated Financial Statements (continued)

3.              Segmental analysis

Coca-Cola Hellenic has one business, being the production, sale and distribution of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Group’s operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group’s reportable segments are the same as those described in Note 1 . The Group’s Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on volume, net sales revenue and operating profit.

There are no material amounts of sales or transfers between the Group’s segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

		Six months ended:		Year ended 31 December:
		29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	Note	€ million	€ million	€ million	€ million	€ million

Net sales revenue
Established		1,349.2	1,421.6	2,807.0	2,834.6	2,927.8
Developing		548.9	582.8	1,161.5	1,140.0	1,149.1
Emerging		1,534.0	1,391.3	2,885.8	2,819.0	2,466.7
Total net sales revenue		3,432.1	3,395.7	6,854.3	6,793.6	6,543.6

Adjusted EBITDA(1)
Established		131.7	192.8	349.7	408.0	429.3
Developing		32.8	63.5	141.1	163.9	165.0
Emerging		203.1	168.7	385.9	479.6	428.8
Total adjusted EBITDA		367.6	425.0	876.7	1,051.5	1,023.1

Depreciation and impairment of property, plant and equipment
Established		(63.7)	(60.4)	(136.9)	(132.2)	(122.3)
Developing		(30.9)	(38.2)	(80.4)	(73.0)	(77.0)
Emerging		(98.5)	(87.1)	(178.4)	(182.6)	(161.4)
Total depreciation and impairment of property, plant and equipment	5	(193.1)	(185.7)	(395.7)	(387.8)	(360.7)

Amortisation of intangible assets
Established		(0.3)	(0.5)	(0.8)	(4.5)	(1.4)
Developing		(0.2)	(0.2)	(0.4)	(0.5)	(0.5)
Emerging		(0.9)	(1.0)	(2.0)	(2.1)	(2.8)
Total amortisation of intangible assets		(1.4)	(1.7)	(3.2)	(7.1)	(4.7)

(1)          We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

Notes to the Unaudited Consolidated Financial Statements (continued)

3.              Segmental analysis

		Six months ended:		Year ended 31 December:
		29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	Note	€ million	€ million	€ million	€ million	€ million
Other non-cash items(2)
Established		(1.1)	(1.8)	(3.3)	(2.4)	(4.4)
Developing		(0.7)	(1.2)	(1.9)	(1.2)	(1.2)
Emerging		(1.4)	(2.7)	(4.2)	(3.1)	(9.5)
Total other non-cash items		(3.2)	(5.7)	(9.4)	(6.7)	(15.1)

Operating profit
Established		66.6	130.1	208.7	268.9	301.2
Developing		1.0	23.9	58.4	89.2	86.3
Emerging		102.3	77.9	201.3	291.8	255.1
Total operating profit		169.9	231.9	468.4	649.9	642.6

Interest expense and finance charges
Established		(38.9)	(50.9)	(94.3)	(106.2)	(59.6)
Developing		(1.2)	(1.2)	(2.2)	(2.0)	(4.7)
Emerging		(16.4)	(15.8)	(34.8)	(21.7)	(51.1)
Corporate		(66.5)	(73.9)	(146.7)	(153.1)	(122.3)
Inter segment interest expense		74.3	94.6	173.5	200.3	159.2
Total interest expense and finance charges		(48.7)	(47.2)	(104.5)	(82.7)	(78.5)

Finance income
Established		9.1	20.5	38.8	49.4	9.1
Developing		0.7	0.6	1.4	2.4	1.9
Emerging		13.3	12.2	24.1	16.2	41.3
Corporate		55.7	64.6	119.0	139.7	116.4
Inter segment finance income		(74.3)	(94.6)	(173.5)	(200.3)	(159.3)
Total finance income	21	4.5	3.3	9.8	7.4	9.4

Income tax expense
Established		(18.5)	(30.3)	(51.6)	(73.0)	(87.9)
Developing		(2.4)	(5.0)	(12.6)	(22.4)	(20.5)
Emerging		(15.7)	(11.4)	(30.4)	(40.6)	(31.4)
Corporate		1.9	(4.5)	(8.1)	(2.0)	(3.1)
Total income tax expense	22	(34.7)	(51.2)	(102.7)	(138.0)	(142.9)

Reconciling items
Net foreign exchange translation losses	21	0.2	0.7	0.6	(0.4)	(3.7)
Share of results of equity method investments	6	0.9	(0.8)	1.2	2.5	(1.9)
Profit after tax		92.1	136.7	272.8	438.7	425.0

(2)     Other non-cash items comprise adjustments to intangible assets of €2.2m in 2009 and nil in all other periods (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of €6.5m in 2009 and nil for all other periods (refer to Note 20), stock option expenses of €3.2m (1 July 2011: €4.3m, 2011: €8.1m, 2010: €6.7m, 2009: €6.4m) (refer to Note 26) and other items nil for the current period (1 July 2011: €1.4m, 2011: €1.3m, 2010: nil, 2009: nil).

Notes to the Unaudited Consolidated Financial Statements (continued)

3.              Segmental analysis

		Six months ended:		Year ended 31 December:
		29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	Note	€ million	€ million	€ million	€ million	€ million

Expenditure on non-current assets(3)
Established		41.7	45.7	118.8	123.2	96.6
Developing		13.2	13.2	46.5	61.0	48.8
Emerging		107.7	83.5	205.5	207.8	239.0
Total expenditure on non-current assets		162.6	142.4	370.8	392.0	384.4

Adjustments to intangible assets arising on acquisitions
Established		—	—	—	—	(30.9)
Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	—	—	—	—	(30.9)

The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group’s country of domicile), Russia, Italy and Switzerland (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows:

	Six months ended:		Year ended 31 December:
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million

Net sales revenue from external customers
Greece	233.0	274.1	526.9	604.9	714.3
Russia	686.3	579.6	1,201.4	1,138.6	878.2
Italy	561.1	581.0	1,133.1	1,135.2	1,166.4
Switzerland	215.8	216.8	434.8	379.8	329.7
All countries, other than Greece, Russia, Italy and Switzerland	1,735.9	1,744.2	3,558.1	3,535.1	3,455.0
Total net sales revenue from external customers	3,432.1	3,395.7	6,854.3	6,793.6	6,543.6

	Six months ended:	Year ended 31 December:
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million

Non-current assets(4)
Greece	170.7	175.2	194.2	196.0
Russia	824.5	817.6	850.5	792.3
Italy	1,077.1	1,072.3	1,091.6	1,080.6
Switzerland	525.9	520.6	501.2	429.8
All countries, other than Greece, Russia, Italy and Switzerland	2,523.4	2,448.9	2,491.0	2,380.5
Total non-current assets	5,121.6	5,034.6	5,128.5	4,879.2

(3)     Total additions of property, plant and equipment for the period ended 29 June 2012 were €233.6.m (31 December 2011, 2010 and 2009: €404.7m, €446.2m and €370.0m respectively).

(4)     Excluding interest rate swaps, available for sale and held to maturity investments, equity method investments and deferred tax assets.

Notes to the Unaudited Consolidated Financial Statements (continued)

4.                                      Intangible assets

				Other
		Franchise		intangible
	Goodwill	agreements	Trademarks	assets	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2012	1,880.9	156.8	92.3	24.1	2,154.1
Foreign currency translation	9.2	1.1	0.4	—	10.7
As at 29 June 2012	1,890.1	157.9	92.7	24.1	2,164.8
Amortisation
As at 1 January 2012	182.4	—	9.2	14.8	206.4
Charge for the year	—	—	0.3	1.1	1.4
As at 29 June 2012	182.4	—	9.5	15.9	207.8
Net book value as at 1 January 2012	1,698.5	156.8	83.1	9.3	1,947.7
Net book value as at 29 June 2012	1,707.7	157.9	83.2	8.2	1,957.0
Cost
As at 1 January 2011	1,895.6	157.7	94.0	27.2	2,174.5
Intangible assets arising on current year acquisitions	2.7	—	0.2	—	2.9
Disposal of subsidiary	(13.5)	—	—	(2.9)	(16.4)
Foreign currency translation	(3.9)	(0.9)	(1.9)	(0.2)	(6.9)
As at 31 December 2011	1,880.9	156.8	92.3	24.1	2,154.1
Amortisation
As at 1 January 2011	185.3	—	8.6	13.7	207.6
Charge for the year	—	—	0.6	2.6	3.2
Disposal of subsidiary	(2.9)	—	—	(1.5)	(4.4)
As at 31 December 2011	182.4	—	9.2	14.8	206.4
Net book value as at 1 January 2011	1,710.3	157.7	85.4	13.5	1,966.9
Net book value as at 31 December 2011	1,698.5	156.8	83.1	9.3	1,947.7

Notes to the Unaudited Consolidated Financial Statements (continued)

4.              Intangible assets

				Other
		Franchise		intangible
	Goodwill	agreements	Trademarks	assets	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2010	1,829.9	136.7	88.7	22.6	2,077.9
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2
As at 31 December 2010	1,895.6	157.7	94.0	27.2	2,174.5
Amortisation
As at 1 January 2010	185.3	—	8.0	10.5	203.8
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)
As at 31 December 2010	185.3	—	8.6	13.7	207.6
Net book value as at 1 January 2010	1,644.6	136.7	80.7	12.1	1,874.1
Net book value as at 31 December 2010	1,710.3	157.7	85.4	13.5	1,966.9
Cost
As at 1 January 2009	1,842.4	159.9	91.9	22.9	2,117.1
Additions	—	—	—	0.5	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 20)	(2.2)	—	—	—	(2.2)
Adjustments arising on prior year acquisitions (refer to Note 28)	(7.8)	(23.1)	—	—	(30.9)
Foreign currency translation	(2.5)	(0.1)	(3.2)	(0.8)	(6.6)
As at 31 December 2009	1,829.9	136.7	88.7	22.6	2,077.9
Amortisation
As at 1 January 2009	185.3	—	6.4	7.4	199.1
Charge for the year	—	—	1.6	3.1	4.7
As at 31 December 2009	185.3	—	8.0	10.5	203.8
Net book value as at 1 January 2009	1,657.1	159.9	85.5	15.5	1,918.0
Net book value as at 31 December 2009	1,644.6	136.7	80.7	12.1	1,874.1

Notes to the Unaudited Consolidated Financial Statements (continued)

4.              Intangible assets

Goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group’s cash-generating units expected to benefit from those intangibles.

The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Intangible assets not subject to amortisation
Goodwill	1,707.7	1,698.5	1,710.3	1,644.6
Franchise agreements	157.9	156.8	157.7	136.7
Trademarks	82.4	82.0	84.4	79.3
	1,948.0	1,937.3	1,952.4	1,860.6
Intangible assets subject to amortisation
Trademarks	0.8	1.1	1.0	1.4
Water rights	6.7	6.9	7.4	2.6
Other intangible assets	1.5	2.4	6.1	9.5
	9.0	10.4	14.5	13.5
Total intangible assets	1,957.0	1,947.7	1,966.9	1,874.1

The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 29 June 2012 and 31 December 2011.

	29 June 2012
		Franchise
	Goodwill	agreements	Total
	€ million	€ million	€ million
Italy	625.2	126.9	752.1
Switzerland	383.6	—	383.6
Total Ireland	288.9	—	288.9
Total	1,297.7	126.9	1,424.6

	31 December 2011
		Franchise
	Goodwill	agreements	Total
	€ million	€ million	€ million
Italy	625.2	126.9	752.1
Switzerland	377.5	—	377.5
Total Ireland	288.9	—	288.9
Total	1,291.6	126.9	1,418.5

Notes to the Unaudited Consolidated Financial Statements (continued)

4.              Intangible assets

The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2011, 2010 and 2009. No impairment test was carried out at 29 June 2012, since there was no indication of impairment of the Group’s intangible assets.

The recoverable amount of each operation was determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Group’s main business activities, cash flow projections were extended over ten years. Cash flow projections for years four to ten were projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceeded, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

In relation to the impairment test performed as at 31 December 2011, for those countries that were considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011 which are the same countries which were significant as at 29 June 2012, cash flows beyond the ten-year period (the period in perpetuity) were extrapolated using the following estimated growth and discount rates:

	Growth rate in		Discount
	perpetuity (%)		rate (%)
	2011	2010	2011	2010
Italy	3.0	3.0	9.9	8.2
Switzerland	1.5	1.4	6.2	6.0
Total Ireland	2.0	2.5	9.5	8.1

Management believes that any reasonably possible change in any of the key assumptions would not cause the operation’s carrying amount to exceed its recoverable amount.

Notes to the Unaudited Consolidated Financial Statements (continued)

5.              Property, plant and equipment

	Land and	Plant and	Returnable	Assets under
	buildings	equipment	containers	construction	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2012	1,488.0	3,777.6	374.9	159.5	5,800.0
Additions	2.9	110.7	19.5	100.5	233.6
Disposals	(1.7)	(56.6)	(10.7)	—	(69.0)
Reclassifications	21.4	154.5	0.5	(176.4)	—
Foreign currency translation	13.7	35.4	9.7	1.0	59.8
Effect of hyperinflation	0.3	2.6	—	(0.1)	2.8
As at 29 June 2012	1,524.6	4,024.2	393.9	84.5	6,027.2
Depreciation and impairment
As at 1 January 2012	315.3	2,271.3	161.9	—	2,748.5
Charge for the year	18.7	160.1	12.2	—	191.0
Impairment	1.5	—	0.6	—	2.1
Disposals	(1.2)	(49.5)	(10.2)	—	(60.9)
Foreign currency translation	2.1	17.3	3.6	—	23.0
Effect of hyperinflation	0.1	1.9	—	—	2.0
As at 29 June 2012	336.5	2,401.1	168.1	—	2,905.7
Net book value as at 1 January 2012	1,172.7	1,506.3	213.0	159.5	3,051.5
Net book value as at 29 June 2012	1,188.1	1,623.1	225.8	84.5	3,121.5
Cost
As at 1 January 2011	1,464.9	3,664.9	353.0	165.7	5,648.5
Additions	7.6	164.7	46.6	185.8	404.7
Arising on acquisitions	0.7	—	—	—	0.7
Disposals	(8.2)	(114.1)	(19.1)	—	(141.4)
Disposal of subsidiary	(0.2)	(9.1)	—	—	(9.3)
Reclassified from assets held for sale (refer to Note 13)	—	5.9	—	—	5.9
Reclassifications	49.0	140.1	0.2	(189.3)	—
Foreign currency translation	(26.7)	(83.7)	(5.8)	(2.9)	(119.1)
Effect of hyperinflation	0.9	8.9	—	0.2	10.0
As at 31 December 2011	1,488.0	3,777.6	374.9	159.5	5,800.0
Depreciation and impairment
As at 1 January 2011	284.1	2,098.0	143.5	—	2,525.6
Charge for the year	39.3	300.8	34.6	—	374.7
Impairment	2.5	15.2	3.3	—	21.0
Disposals	(5.0)	(102.6)	(17.3)	—	(124.9)
Disposal of subsidiary	(0.1)	(2.7)	—	—	(2.8)
Reclassified from assets held for sale (refer to Note 13)	—	4.1	—	—	4.1
Foreign currency translation	(5.7)	(46.9)	(2.2)	—	(54.8)
Effect of hyperinflation	0.2	5.4	—	—	5.6
As at 31 December 2011	315.3	2,271.3	161.9	—	2,748.5
Net book value as at 1 January 2011	1,180.8	1,566.9	209.5	165.7	3,122.9
Net book value as at 31 December 2011	1,172.7	1,506.3	213.0	159.5	3,051.5

Notes to the Unaudited Consolidated Financial Statements (continued)

5.              Property, plant and equipment

	Land and	Plant and	Returnable	Assets under
	buildings	equipment	containers	construction	Total
	€ million	€ million	€ million	€ million	€ million

Cost
As at 1 January 2010	1,285.8	3,331.9	304.7	252.8	5,175.2
Additions	16.7	163.2	41.3	225.0	446.2
Disposals	(10.1)	(142.7)	(7.2)	—	(160.0)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified from assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	132.4	202.3	0.1	(334.8)	—
Foreign currency translation	41.4	109.4	14.1	22.7	187.6
As at 31 December 2010	1,464.9	3,664.9	353.0	165.7	5,648.5
Depreciation
As at 1 January 2010	243.4	1,871.9	98.6	—	2,213.9
Charge for the year	38.1	303.1	46.6	—	387.8
Disposals	(5.8)	(135.4)	(7.2)	—	(148.4)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified from assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.0	5.5	—	72.0
As at 31 December 2010	284.1	2,098.0	143.5	—	2,525.6
Net book value as at 1 January 2010	1,042.4	1,460.0	206.1	252.8	2,961.3
Net book value as at 31 December 2010	1,180.8	1,566.9	209.5	165.7	3,122.9
Cost
As at 1 January 2009	1,217.1	3,283.4	277.3	282.4	5,060.2
Additions	13.3	83.6	51.7	221.4	370.0
Adjustments arising on prior year acquisitions (refer to Note 28)	13.3	8.1	8.0	0.2	29.6
Disposals	(18.1)	(153.7)	(25.8)	—	(197.6)
Reclassified from assets held for sale (refer to Note 13)	5.9	0.8	—	—	6.7
Classified to assets held for sale (refer to Note 13)	—	(2.4)	—	—	(2.4)
Reclassifications	72.5	179.4	0.7	(252.6)	—
Foreign currency translation	(18.2)	(67.3)	(7.2)	1.4	(91.3)
As at 31 December 2009	1,285.8	3,331.9	304.7	252.8	5,175.2
Depreciation
As at 1 January 2009	219.1	1,761.3	85.6	—	2,066.0
Charge for the year	35.7	285.9	39.1	—	360.7
Disposals	(8.2)	(142.3)	(23.6)	—	(174.1)
Reclassified from assets held for sale (refer to Note 13)	0.7	0.7	—	—	1.4
Classified to assets held for sale (refer to Note 13)	—	(1.0)	—	—	(1.0)
Foreign currency translation	(3.9)	(32.7)	(2.5)	—	(39.1)
As at 31 December 2009	243.4	1,871.9	98.6	—	2,213.9
Net book value as at 1 January 2009	998.0	1,522.1	191.7	282.4	2,994.2
Net book value as at 31 December 2009	1,042.4	1,460.0	206.1	252.8	2,961.3

Assets under construction at 29 June 2012 include advances for equipment purchases of €10.3m (31 December 2011, 2010 and 2009: €17.8m, €48.3m and €14.2m).

Impairment of Property, Plant and Equipment of €2.1m at 29 June 2012 (31 December 2011, 2010 and 2009: €21.0m, nil and nil respectively) relates to restructuring initiatives of €0.8m in the established segment, nil in the developing segment and  €1.3m in the emerging segment (31 December 2011: €11.5m, €8.9m and €0.6m in the established, developing and emerging segments respectively, 31 December 2010 and 2009: nil).

Notes to the Unaudited Consolidated Financial Statements (continued)

5.              Property, plant and equipment

Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	Six months ended	Year ended 31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
As at 1 January	161.0	235.0	251.5	263.7
Additions	37.1	4.3	62.8	33.5
Disposals	(25.7)	(53.5)	(47.8)	(17.1)
Depreciation charge	(8.4)	(22.4)	(31.4)	(28.7)
Foreign currency translation	1.3	(2.4)	(0.1)	0.1
As at period end	165.3	161.0	235.0	251.5

Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 29 June 2012 was €47.3m (31 December 2011, 2010 and 2009: €44.7m, €42.0m, €31.3m). The net book value of plant and equipment held under finance leases as at 29 June 2012 was €118.0m (31 December 2011, 2010 and 2009: €116.3m, €193.0m and €220.2m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

6.           Equity method investments

(a)                                 Investments in associates

The effective interest held in and the carrying value of the investments in associates is as follows:

		Effective interest held as at
	Country of	29 June	31 December
	incorporation	2012	2011	2010	2009
Frigoglass Industries Limited	Nigeria	24%	24%	16%	16%
PET to PET Recycling Österreich GmbH	Austria	20%	20%	20%	20%

		Carrying value as at
		29 June	31 December
	Country of	2012	2011	2010	2009
	incorporation	€ million	€ million	€ million	€ million
Frigoglass Industries Limited	Nigeria	17.5	15.6	14.5	13.0
PET to PET Recycling Österreich GmbH	Austria	1.0	0.9	0.9	0.8
Total investments in associates		18.5	16.5	15.4	13.8

The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (31 December 2011, 2010 and 2009: 23.9%, 23.9% and 23.9% respectively) holding held by Nigerian Bottling Company plc in which the Group has a 100% (31 December 2011, 2010 and 2009: 100%, 66.4% and 66.4% respectively) interest. There are restrictive controls on the movement of funds out of Nigeria.

Summarised financial information of the associates, concerning our effective interest held, is as follows:

Frigoglass Industries Limited

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Assets	39.9	35.4	19.9	14.5
Liabilities	14.6	12.1	6.4	3.9

PET to PET Recycling Österreich GmbH

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Assets	3.1	3.3	3.4	3.2
Liabilities	2.1	2.4	2.6	2.4

Frigoglass Industries Limited

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Revenues	10.2	11.5	23.9	14.8	12.5
Total profit / (loss) for the period	0.7	1.5	2.9	2.0	1.3

PET to PET Recycling Österreich GmbH

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Revenues	1.7	1.4	2.6	2.0	1.5
Total profit / (loss) for the period	—	0.1	0.1	0.1	0.1

Notes to the Unaudited Consolidated Financial Statements (continued)

6.              Equity method investments

(b)                                 Jointly controlled entities

The effective interest held in and the carrying value of the Group’s jointly controlled entities, which are accounted for using the equity method of accounting are:

		Effective interest held as at
	Country of	29 June	31 December
	incorporation	2012	2011	2010	2009
Fonti Del Vulture S.r.l	Italy	50%	50%	50%	50%
Ilko Hellenic Partners GmbH	Austria	—	—	33%	33%
Multivita Sp. z o.o.	Poland	50%	50%	50%	50%
Valser Mineralquellen GmbH	Switzerland	50%	50%	50%	50%

		Carrying value as at
		29 June	31 December
	Country of	2012	2011	2010	2009
	incorporation	€ million	€ million	€ million	€ million
Fonti Del Vulture S.r.l	Italy	20.8	21.0	20.8	17.6
Ilko Hellenic Partners GmbH	Austria	—	—	0.9	1.0
Multivita Sp. z o.o.	Poland	3.1	3.0	1.7	1.9
Valser Mineralquellen GmbH	Switzerland	2.4	2.4	2.3	1.9
Total investments in jointly controlled entities		26.3	26.4	25.7	22.4

Apart from the companies mentioned above, the Group holds 50% effective interest at 29 June 2012 ( 31 December 2011, 2010 and 2009: 50%, 50% and 50% respectively) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

On 27 March 2008 the Group together with TCCC and Illycaffe S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the “illyissimo” brand across Coca-Cola Hellenic’s territories. In the six months ended 1 July 2011, the Group disposed its interest in the joint venture, which had no significant effect on the Group’s financial statements (loss of €0.6m). The Group continues to sell and distribute ready-to-drink coffee under the “illyissimo” brand across its territories.

Changes in the carrying amounts of equity method investments are as follows:

	Six months ended	Year ended 31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
As at 1 January	42.9	41.1	36.2	38.8
Capital increase	—	1.7	2.9	—
Disposals	—	(0.3)	—	—
Share of results of equity method investments	0.9	1.2	2.5	(1.9)
Return of capital from associates	—	—	(1.9)	—
Foreign currency translation	1.0	(0.8)	1.4	(0.7)
As at period / year end	44.8	42.9	41.1	36.2

Notes to the Unaudited Consolidated Financial Statements (continued)

7.              Available-for-sale financial assets

Movements in available-for-sale financial assets are as follows:

	Six months ended	Year ended 31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
As at 1 January	1.4	1.8	17.7	15.3
Purchases	—	0.1	0.3	2.8
Disposals	—	(0.1)	(16.7)	(0.3)
Unrealised (losses)/gains on available-for-sale financial assets	—	(0.4)	0.5	(0.1)
As at period / year end	1.4	1.4	1.8	17.7

Available-for-sale financial assets as at 29 June 2012 relate to listed equities of €0.8m (31 December 2011, 2010 and 2009: €0.8m, €1.5m and €2.1m respectively) and other unlisted equities of €0.6m (31 December 2011, 2010 and 2009: €0.6m, €0.3m and €15.6m respectively). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

Categories of financial instruments were as follows:

At 29 June 2012

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.6	1.4	3.0
Derivative financial instruments	—	2.2	69.1	—	—	71.3
Trade and other receivables excluding prepayments	1,147.1	—	—	—	—	1,147.1
Cash and cash equivalents	466.0	—	—	—	—	466.0
Total	1,613.1	2.2	69.1	1.6	1.4	1,687.4

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million
Trade and other payables	1,885.0	—	—	1,885.0
Borrowings	2,236.6	—	—	2,236.6
Derivative financial instruments	—	58.7	65.0	123.7
Total	4,121.6	58.7	65.0	4,245.3

At 31 December 2011

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.5	1.4	2.9
Derivative financial instruments	—	3.9	81.3	—	—	85.2
Trade and other receivables	1,018.4	—	—	—	—	1,018.4
Cash and cash equivalents	476.1	—	—	—	—	476.1
Total	1,494.5	3.9	81.3	1.5	1.4	1,582.6

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million

Trade and other payables	1,492.1	—	—	1,492.1
Borrowings	2,256.0	—	—	2,256.0
Derivative financial instruments	—	63.6	71.4	135.0
Total	3,748.1	63.6	71.4	3,883.1

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

At 31 December 2010

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.6	1.8	3.4
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables	1,003.6	—	—	—	—	1,003.6
Cash and cash equivalents	326.1	—	—	—	—	326.1
Total	1,329.7	0.7	76.6	1.6	1.8	1,410.4

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million

Trade and other payables	1,428.3	—	—	1,428.3
Borrowings	2,191.5	—	—	2,191.5
Derivative financial instruments	—	72.7	67.5	140.2
Total	3,619.8	72.7	67.5	3,760.0

At 31 December 2009

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.6	17.7	19.3
Derivative financial instruments	—	16.5	67.0	—	—	83.5
Trade and other receivables	978.6	—	—	—	—	978.6
Cash and cash equivalents	232.0	—	—	—	—	232.0
Total	1,210.6	16.5	67.0	1.6	17.7	1,313.4

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million

Trade and other payables	1,225.6	—	—	1,225.6
Borrowings	2,407.6	—	—	2,407.6
Derivative financial instruments	—	175.4	4.4	179.8
Total	3,633.2	175.4	4.4	3,813.0

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

The derivative financial instruments are included in the Group’s balance sheet as follows:

	Assets	Liabilities
	€ million	€ million
At 29 June 2012
Current
Foreign currency forward contracts	7.5	(3.4)
Foreign currency option contracts	2.3	—
Commodity swap contracts	—	(5.7)
Total current	9.8	(9.1)
Non-current
Interest rate swap contracts	61.5	—
Cross-currency swap contracts	—	(114.6)
Total non-current	61.5	(114.6)
At 31 December 2011
Current
Foreign currency forward contracts	13.9	(2.4)
Foreign currency option contracts	1.8	(0.4)
Commodity swap contracts	—	(1.4)
Total current	15.7	(4.2)
Non-current
Interest rate swap contracts	69.5	—
Cross-currency swap contracts	—	(130.8)
Total non-current	69.5	(130.8)
At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—
Total current	4.2	(4.1)
Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)
Total non-current	73.1	(136.1)
At 31 December 2009
Current
Foreign currency forward contracts	1.2	(4.4)
Foreign currency option contracts	2.7	—
Interest rate option contracts	7.7	—
Total current	11.6	(4.4)
Non-current
Interest rate swap contracts	71.9	—
Cross-currency swap contracts	—	(175.4)
Total non-current	71.9	(175.4)

As at 29 June 2012, other receivables of €9.8m (31 December 2011, 2010 and 2009 : €26.3m, €11.6m and €13.4m respectively) served as collateral for net open position of interest rate and cross currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

Net fair values of derivative financial instruments

(a)                                 Cash flow hedges

The fair values of derivative financial instruments designated as cash flow hedges were as follows:

	29 June	31 December	31 December	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	4.9	9.8	0.6	0.3
Foreign currency option contracts	2.2	1.4	1.2	0.3
Interest rate swap contracts	42.1	43.8	37.7	—
	49.2	55.0	39.5	0.6
Contracts with negative fair values
Foreign currency forward contracts	(1.6)	(1.5)	(3.4)	(1.9)
Cross currency swap contracts	(63.1)	(69.9)	(63.5)	—
	(64.7)	(71.4)	(66.9)	(1.9)

Cash flows from the Group’s cash flow hedges at 29 June 2012 are expected to occur and, accordingly, affect profit or loss in 2013, except for the combined interest rate/cross currency swap hedging contracts used for the US$400m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)                                 Fair value hedges

The fair values of derivative financial instruments designated as fair value hedges were as follows:

	29 June	31 December	31 December	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	0.5	0.6	1.7	0.9
Foreign currency option contracts	—	—	—	2.4
Interest rate swap contracts	19.4	25.7	35.4	63.1
	19.9	26.3	37.1	66.4
Contracts with negative fair values
Foreign currency forward contracts	(0.3)	—	(0.6)	(2.5)

(c)                                  Undesignated hedges

The fair values of derivative financial instruments for which hedge accounting has not been applied, were as follows:

	29 June	31 December	31 December	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	2.1	3.5	0.3	—
Foreign currency option contracts	0.1	0.4	0.4	—
Interest rate swap contracts	—	—	—	8.8
Interest rate option contracts	—	—	—	7.7
	2.2	3.9	0.7	16.5

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

	29 June	31 December	31 December	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Contracts with negative fair values
Foreign currency forward contracts	(1.5)	(0.9)	(0.1)	—
Foreign currency option contracts	—	(0.4)	—	—
Cross-currency swap contracts	(51.5)	(60.9)	(72.6)	(175.4)
Commodity swap contracts	(5.7)	(1.4)	—	—
	(58.7)	(63.6)	(72.7)	(175.4)

Foreign currency forward contracts and foreign currency option contracts

The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 29 June 2012 totalled €373.8m (31 December 2011, 2010 and 2009: €419.3m, €246.0m and €385.3m respectively). The notional principal amounts of the outstanding foreign currency option contracts at 29 June 2012 totalled €80.1m (31 December 2011, 2010 and 2009: €64.3m, €158.0m and €144.7m respectively).

Commodity swap contracts

The Group purchases sugar and aluminium cans on an ongoing basis to meet its operational needs. The increased volatility in commodity prices over the past 12 months led to the decision to enter into commodity swap contracts in August 2011.

These contracts, which economically hedge sugar and aluminium can purchases, are expected to reduce volatility of cash flows (in respect of sugar purchases attributable to the fluctuation of the sugar price) for a period up to 36 months in accordance with the Group’s risk management policy (see Note 30).

The notional principal amounts of the outstanding commodity swap contracts at 29 June 2012 totaled €63.3m (31 December 2011, 2010 and 2009: €40.9m, nil and nil respectively).

Interest rate swap contracts

The Group uses interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts totaled $900.0m (31 December 2011, 2010 and 2009: $900.0m, $900.0m and $900.0m respectively). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014.  As a result an amount of €1.4m was credited to the income statement, in the interest expense line, in 2010.

The interest rate swap contracts outstanding at 29 June 2012 can be summarised as follows:

	Amount			Receive	Pay
Currency	million	Start date	Maturity date	fixed rate	floating rate

US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin
	900.0

Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September annually until maturity.

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

Cross-currency swap contracts

The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 29 June 2012 the fair value of the cross-currency swap contracts represented a liability of €114.6m (31 December 2011, 2010 and 2009: €130.8m, €136.1m and €175.4m respectively). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €16.2m gain (six months ended 01 July 2011, years ended 31 December 2011, 2010 and 2009: €46.6m loss, €5.3m gain, €39.3m gain and €15.7m loss respectively) on the cross-currency swap contracts during the six months ended 29 June 2012 was more than offset by the €17m loss during the same period, (six months ended 01 July 2011, years ended 31 December 2011, 2010 and 2009: €53.1m gain, €21.1m loss, €44.9m loss and €15.7m gain respectively) recorded on the translation of the US dollar- denominated debt to euro.

Part of the restructuring of the Group’s interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

The notional principal amounts of the outstanding cross-currency swap contracts at 29 June 2012 totaled €803.9m (31 December 2011, 2010 and 2009: €803.9m, €803.9m and 803.9m respectively). The cross-currency swap contracts outstanding at 29 June 2012 are summarised as follows:

				Receive	Pay
US$ million	€ million	Start date	Maturity date	floating rate	rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%
900.0	803.9

Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

The tables below do not include undesignated cross currency swaps or undesignated interest rate swaps.

		Fair value
	Ineffectiveness	and undesignated	Losses/(gains)	Cash flow
	charged/	hedges charged/	released	hedges losses/
	(credited) to the	(credited) to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
Six months ended 29 June 2012	€ million	€ million	€ million	€ million
Derivatives
Interest rate swap contracts for fair value hedging	0.6	(6.3)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	4.0	—	0.4	2.5
Foreign currency forward contracts / Foreign currency option contracts	—	(2.3)	4.9	6.3
Commodity swap contracts	—	(4.3)	—	—
Hedged items
Borrowings	—	6.3	—	(6.5)
Forecast transactions	—	—	—	(6.3)
Other foreign currency assets / liabilities	—	0.4	—	—
Total	4.6	(6.2)	5.3	(4.0)

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

		Fair value and
	Ineffectiveness	undesignated	Losses/(gains)	Cash flow
	charged/	hedges charged/	released	hedges losses/
	(credited) to the	(credited) to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
	€ million	€ million	€ million	€ million
Six months ended 29 June 2012
Recorded in
Operating expenses	—	(6.2)	5.3
Interest expense	4.6	—	—
Total	4.6	(6.2)	5.3
Year ended 31 December 2011
Derivatives
Interest rate swap contracts for fair value hedging	1.1	(9.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	5.5	—	—	9.7
Foreign currency forward contracts / Foreign currency option contracts	—	1.5	3.1	(15.0)
Commodity swap contracts	—	(1.4)	—	—
Hedged items
Borrowings	—	9.7	—	(15.2)
Forecast transactions	—	—	—	15.0
Other foreign currency assets / liabilities	—	0.5	—	—
Total	6.6	0.6	3.1	(5.5)
Recorded in
Operating expenses	—	0.6	3.1
Interest expense	6.6	—	—
Total	6.6	0.6	3.1
Six months ended 01 July 2011 (unaudited)
Derivatives
Interest rate swap contracts for fair value hedging	0.8	(5.9)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	0.6	—	—	(5.0)
Foreign currency forward contracts / Foreign currency option contracts	—	(3.3)	6.2	6.3
Hedged items
Borrowings	—	5.9	—	4.4
Forecast transactions	—	—	—	(6.3)
Other foreign currency assets / liabilities	—	2.6	—	—
Total	1.4	(0.7)	6.2	(0.6)
Recorded in
Operating expenses	—	(0.7)	6.2
Interest expense	1.4	—	—
Total	1.4	(0.7)	6.2

Notes to the Unaudited Consolidated Financial Statements (continued)

8.              Available-for-sale financial assets

		Fair value
	Ineffectiveness	and undesignated	Losses/(gains)	Cash flow
	(credited)/charged	hedges charged/	released	hedges losses/
	to the	(credited) to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
Year ended 31 December 2010	€ million	€ million	€ million	€ million
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	(27.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts / Foreign currency option contracts	—	0.9	2.0	3.0
Hedged items
Borrowings	—	27.7	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets / liabilities	—	(0.3)	—	—
Total	(1.0)	0.6	2.0	(2.8)
Recorded in
Operating expenses	—	0.6	2.0
Interest expense	(1.0)	—	—
Total	(1.0)	0.6	2.0

		Fair value
	Ineffectiveness	and undesignated	Losses/(gains)	Cash flow
	charged	hedges	released	hedges losses/
	to the	(credited) to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
Year ended 31 December 2009	€ million	€ million	€ million	€ million
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Foreign currency forward contracts / Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets / liabilities	—	3.1	—	—
Total	1.6	(8.8)	(9.7)	—
Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—
Total	1.6	(8.8)	(9.7)

Notes to the Unaudited Consolidated Financial Statements (continued)

9.              Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Deferred tax assets	38.7	35.2	35.0	32.6
Deferred tax liabilities	(180.3)	(171.5)	(162.9)	(133.5)
Total deferred tax	(141.6)	(136.3)	(127.9)	(100.9)

The gross amounts of deferred tax assets and liabilities are as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Deferred tax assets
To be recovered after more than 12 months	71.1	72.5	69.0	66.7
To be recovered within 12 months	91.0	86.6	94.6	87.8
	162.1	159.1	163.6	154.5

Deferred tax liabilities
To be recovered after more than 12 months	(297.6)	(288.3)	(283.9)	(244.4)
To be recovered within 12 months	(6.1)	(7.1)	(7.6)	(11.0)
	(303.7)	(295.4)	(291.5)	(255.4)
Deferred tax liabilities (net)	(141.6)	(136.3)	(127.9)	(100.9)

The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
As at 1 January	(136.3)	(127.9)	(100.9)	(92.5)
Taken to the income statement (refer to Note 22)	(8.9)	(16.1)	(30.6)	(24.6)
Taken to other comprehensive income	6.4	5.2	(0.3)	2.6
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and Note 22)	—	—	10.2	1.6
Arising on current year acquisitions	—	0.1	—	—
Arising on prior year acquisitions	—	—	—	10.4
Arising on disposal of subsidiary	—	0.7	—	—
Foreign currency translation	(2.8)	1.7	(6.3)	1.6
As at period end	(141.6)	(136.3)	(127.9)	(100.9)

Notes to the Unaudited Consolidated Financial Statements (continued)

9.              Deferred tax

The movements in deferred tax liabilities and assets during the first six months ended 29 June 2012 and the years ended 31 December 2011, 2010 and 2009, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

	Tax in excess		Capital		Other
	of book	Assets	investment	Derivative	deferred tax
	depreciation	impairment	incentives	instruments	liabilities	Total
Deferred tax liabilities	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2009	(203.4)	(3.0)	(2.2)	(0.4)	(43.5)	(252.5)
Taken to the income statement	(10.0)	—	—	—	(0.4)	(10.4)
Taken to equity	(1.3)	—	—	1.0	(12.4)	(12.7)
Arising on prior year acquisitions	(30.8)	—	—	—	41.2	10.4
Transfer to deferred tax asset	0.2	—	—	—	3.4	3.6
Foreign currency translation	5.9	0.1	—	—	0.2	6.2
As at 31 December 2009	(239.4)	(2.9)	(2.2)	0.6	(11.5)	(255.4)
Taken to the income statement	(25.6)	(0.2)	—	—	(1.3)	(27.1)
Taken to equity	—	—	—	0.2	0.3	0.5
Transfer to deferred tax asset	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)
As at 31 December 2010	(276.3)	(3.0)	(2.2)	0.8	(10.8)	(291.5)
Taken to the income statement	(15.6)	3.0	—	—	2.1	(10.5)
Taken to equity	—	—	—	(2.8)	0.1	(2.7)
Arising on disposal of subsidiary	0.7	—	—	—	—	0.7
Transfer to deferred tax asset	0.5	—	—	—	2.7	3.2
Foreign currency translation	4.9	—	—	—	0.5	5.4
As at 31 December 2011	(285.8)	—	(2.2)	(2.0)	(5.4)	(295.4)
Taken to the income statement	(1.5)	—	—	(0.4)	0.8	(1.1)
Taken to equity	—	—	—	0.4	0.2	0.6
Transfer from deferred tax asset	(2.0)	—	—	—	(0.6)	(2.6)
Foreign currency translation	(5.2)	—	—	—	—	(5.2)
As at 29 June 2012	(294.5)	—	(2.2)	(2.0)	(5.0)	(303.7)

Notes to the Unaudited Consolidated Financial Statements (continued)

9.              Deferred tax

	Book in				Pensions	Other
	excess of tax		Tax losses		and	deferred
	depreciation	Provisions	carry-forward	Leasing	benefit plans	tax assets	Total
Deferred tax assets	€ million	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2009	2.6	76.5	22.5	12.6	14.0	31.8	160.0
Taken to the income statement	(0.2)	(9.3)	(3.6)	0.9	(5.6)	6.3	(11.5)
Taken to equity	—	1.4	—	—	12.0	0.8	14.2
Transfer from deferred tax liability	(0.2)	—	—	—	—	(3.4)	(3.6)
Foreign currency translation	(0.5)	(3.1)	(0.5)	0.2	(0.4)	(0.3)	(4.6)
As at 31 December 2009	1.7	65.5	18.4	13.7	20.0	35.2	154.5
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	1.6	(3.0)	6.7
Taken to equity	—	(0.1)	—	—	(0.9)	0.2	(0.8)
Transfer (from) / to deferred tax liability	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8
As at 31 December 2010	1.6	59.1	29.8	18.2	20.2	34.7	163.6
Taken to the income statement	0.3	(8.4)	8.3	(4.0)	(3.4)	1.6	(5.6)
Taken to equity	—	—	—	—	6.5	1.4	7.9
Arising on current year acquisition	—	—	—	—	—	0.1	0.1
Transfer from deferred tax liability	(0.5)	(0.1)	—	—	(2.6)	—	(3.2)
Foreign currency translation	(0.5)	(1.4)	—	(0.2)	(0.2)	(1.4)	(3.7)
As at 31 December 2011	0.9	49.2	38.1	14.0	20.5	36.4	159.1
Taken to the income statement	0.5	6.5	(8.1)	(1.6)	(2.9)	(2.2)	(7.8)
Taken to equity	—	—	—	—	5.2	0.6	5.8
Transfer (from) / to deferred tax liability	(0.4)	0.2	—	—	(0.1)	2.9	2.6
Foreign currency translation	—	0.1	0.9	—	0.7	0.7	2.4
As at 29 June 2012	1.0	56.0	30.9	12.4	23.4	38.4	162.1

Notes to the Unaudited Consolidated Financial Statements (continued)

9.              Deferred tax

Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €2.5m (31 December 2011, 2010 and 2009: €2.8m, €3.3m and €14.0m respectively). €2.0m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2013 and 2017 and €0.5m is attributable to tax losses that will expire between 2018 and 2021.

The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €2,434.5m (31 December 2011, 2010 and 2009: €2,433.5m, €2,143.6m and €1,802.6m respectively). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

Notes to the Unaudited Consolidated Financial Statements (continued)

10.       Other non-current assets

Other non-current assets consisted of the following:

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Non-current prepayments	35.7	32.7	31.3	29.4
Loans to non-related parties	1.1	2.4	4.5	7.8
Loans to related parties (refer to Note 34)	6.3	0.3	3.0	6.7
Held-to-maturity investments	1.6	1.5	1.6	1.6
Total other non-current assets	44.7	36.9	40.4	45.5

Notes to the Unaudited Consolidated Financial Statements (continued)

11.       Inventories

Inventories consisted of the following:

	As at:	As at 31 December:
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Finished goods	296.8	163.5	195.7	171.1
Raw materials and work in progress	217.3	182.3	182.8	153.0
Consumables	104.9	105.7	103.2	100.9
Payments on account	—	—	—	0.1
Total inventories	619.0	451.5	481.7	425.1

The amount of inventories recognized as an expense during the first six months of 2012 was €1,667.9m (31 December 2011, 2010 and 2009: €3,234.9m, €3,066.6m and 2009: €3,001.1m respectively). During the first six months to 29 June 2012 provision of obsolete inventories recognised as an expense amounted to €6.1m (31 December 2011, 2010 and 2009: €2.9m, €1.1m and €5.0m respectively), whereas provision reversed in the same period amounted to €0.4m (31 December 2011, 2010 and 2009: €1.3m, €2.6m and €0.6m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

12.       Trade receivables

Trade receivables consisted of the following:

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Trade receivables	1,085.6	930.7	938.4	895.9
Less: Provision for doubtful debts	(82.0)	(75.5)	(68.2)	(65.3)
Total trade receivables	1,003.6	855.2	870.2	830.6

The credit period given to customers ranges from 5 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer’s credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group. The Group’s exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 30.

Trade receivables are as follows:

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Due within due date	876.8	715.8	706.1	704.1
Less: Provision for doubtful debts within due date	(1.0)	(1.1)	(3.5)	(0.3)
Past due	208.8	214.9	232.3	191.8
Less: Provision for doubtful debts past due	(81.0)	(74.4)	(64.7)	(65.0)
Total trade receivables	1,003.6	855.2	870.2	830.6

As at 29 June 2012, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €25.0m (31 December 2011, 2010 and 2009: €23.1m, €22.1m and €25.3m respectively).

As at 29 June 2012, trade receivables of €127.8m (31 December 2011, 2010 and 2009: €140.5m, €167.6m and €126.8 respectively) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Up to 3 months	101.1	116.7	140.7	111.7
3 to 6 months	14.0	11.6	16.9	12.8
6 to 9 months	5.7	4.9	5.8	1.2
More than 9 months	7.0	7.3	4.2	1.1
	127.8	140.5	167.6	126.8

As at 29 June 2012, trade receivables of €81.0m (31 December 2011, 2010 and 2009: €74.4m, €64.7m and €65.0m respectively) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Up to 3 months	(3.0)	(12.2)	(5.4)	(7.6)
3 to 6 months	(5.3)	(6.0)	(11.5)	(10.3)
6 to 9 months	(5.0)	(3.3)	(4.5)	(8.3)
More than 9 months	(67.7)	(52.9)	(43.3)	(38.8)
	(81.0)	(74.4)	(64.7)	(65.0)

The movement in the provision for doubtful debts during the period is as follows:

Notes to the Unaudited Consolidated Financial Statements (continued)

12.       Trade receivables

	Six months ended	Year ended 31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
As at 1 January	(75.5)	(68.2)	(65.3)	(53.1)
Amounts written off during the year	1.8	6.7	7.7	7.9
Amounts recovered during the year	1.6	4.5	11.2	3.4
Increase in allowance recognised in profit or loss	(10.0)	(19.0)	(21.1)	(24.0)
Foreign currency translation	0.1	0.5	(0.7)	0.5
As at period / year end	(82.0)	(75.5)	(68.2)	(65.3)

The recording and release of provision for impaired receivables are recorded within operating expenses.

Notes to the Unaudited Consolidated Financial Statements (continued)

13.       Other receivables and assets

Other receivables and assets consisted of the following:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Prepayments	92.9	68.3	100.1	84.3
Receivables from related parties (refer to Note 34)	54.8	65.1	55.1	64.0
VAT and other taxes receivable	19.0	19.6	20.1	16.0
Collateral for interest rate swap contracts (refer to Note 8)	9.8	26.3	11.6	13.4
Loans and advances to employees	16.3	11.9	8.2	6.0
Receivables from sale of property, plant and equipment	7.6	0.8	4.0	1.8
Assets classified as held for sale	—	—	1.8	1.4
Other receivables	36.0	39.5	32.6	45.4
Total other receivables and assets	236.4	231.5	233.5	232.3

The related party receivables, net of the provision for doubtful debts, are as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Due within due date	46.6	61.0	50.4	53.9
Past due	8.2	4.1	4.7	10.1
Total related party receivables	54.8	65.1	55.1	64.0
Collateral held against related party receivables	—	—	0.3	—

As at 29 June 2012, related party receivables of €8.2m (31 December 2011, 2010 and 2009: €4.1m, €4.7m, and €10.1m respectively) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Up to 3 months	2.6	2.4	3.0	8.1
3 to 6 months	4.1	0.5	0.5	1.2
6 to 9 months	0.4	0.4	0.1	0.7
More than 9 months	1.1	0.8	1.1	0.1
Total	8.2	4.1	4.7	10.1

During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment. As at 31 December 2009, plant and equipment with a net book value of €1.4m remained classified as held for sale. In 2010, €1.0m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met and €0.4m remained classified as held for sale since we expected that these vehicles would be sold during 2011.

During 2010, non-current assets with a net book value of €1.8m were classified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m was sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

During the year ended 31 December 2011 no assets were classified as held for sale. Additionally, non-current assets with a net book value of €1.8m were reclassified in the year ended 31 December 2011 to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

During the six months ended 29 June 2012 no assets were classified as held for sale or reclassified to property, plant and equipment respectively.

Notes to the Unaudited Consolidated Financial Statements (continued)

14.       Cash and cash equivalents

Cash and cash equivalents comprise the following:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Cash at bank, in transit and in hand	89.8	93.3	72.8	87.7
Short-term deposits	376.2	382.8	253.3	144.3
Total cash and cash equivalents	466.0	476.1	326.1	232.0

Cash and cash equivalents are held in the following currencies:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Euro	372.7	373.0	283.5	161.3
Nigerian naira	43.8	51.7	3.0	4.1
FYROM dinar	14.2	11.9	4.4	5.5
Russian rouble	12.5	9.6	3.7	23.1
Serbian dinar	4.0	3.9	10.7	4.9
Belorusian rouble	3.4	6.6	7.6	4.7
Ukrainian hryvnia	3.3	2.2	1.6	0.3
Romanian leu	2.3	2.0	1.3	2.2
US dollar	2.2	1.9	0.6	0.7
Croatian kuna	1.5	5.0	4.0	16.7
Swiss franc	1.5	1.5	1.2	1.4
UK Sterling	1.0	0.2	0.1	0.5
Polish zloty	1.0	0.6	0.4	0.3
Moldovan leu	0.8	0.7	0.1	—
Bulgaria lev	0.5	3.6	2.0	2.0
Bosnia and Herzegovina convertible mark	0.2	0.5	0.9	1.3
Other	1.1	1.2	1.0	3.0
Total cash and cash equivalents	466.0	476.1	326.1	232.0

Under Nigerian naira currency, as at 29 June 2012 an equivalent amount of €35.4m (31 December 2011, 2010 and 2009: €43.7m, nil and nil respectively) relates to the outstanding balance of the escrow bank account held for the repayment of the former minority shareholders’ of the Company’s subsidiary Nigerian Bottling Company plc (refer to Note 28).

The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group’s liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Intra group dividends paid by certain of our subsidiaries are also subject to withholding taxes.

Notes to the Unaudited Consolidated Financial Statements (continued)

15.       Borrowings

The Group held the following borrowings:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Bank overdrafts	53.8	37.5	44.2	35.5
Bank loans	10.3	9.8	8.9	9.8
Current portion of long-term bonds, bills and unsecured notes	—	—	305.0	1.1
Commercial paper	183.0	250.0	127.0	189.5
Loan payable to related parties (refer to Note 34)	—	2.3	1.2	1.2
	247.1	299.6	486.3	237.1
Obligations under finance leases falling due within one year	17.6	21.9	48.8	69.9
Total borrowings falling due within one year	264.7	321.5	535.1	307.0
Borrowings falling due within one to two years
Bonds, bills and unsecured notes	923.1	411.1	—	518.1
Loan payable to related parties (refer to Note 34)	5.2	—	—	0.1
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	940.8	1,446.5	1,259.7	880.5
Loan payable to related parties (refer to Note 34)	—	4.3	3.1	9.9
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	—	—	298.4	601.7
	1,869.1	1,861.9	1,561.2	2,010.3
Obligations under finance leases falling due after one year	102.8	72.6	95.2	90.3
Total borrowings falling due after one year	1,971.9	1,934.5	1,656.4	2,100.6
Total borrowings	2,236.6	2,256.0	2,191.5	2,407.6

Commercial paper programme and committed credit facilities

In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, of which the later is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 29 June 2012 was €183.0m (31 December 2011, 2010 and 2009: €250.0m, €127.0m and €189.5m respectively).

In May 2011, Coca-Cola Hellenic replaced its €500.0m syndicated loan facility expiring on 17 December 2012, with a new €500.0m syndicated loan facility, issued through various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9m was charged to the income statement, in the finance costs line.  This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under this syndicated loan facility since inception. There are no financial covenants applicable to this facility.

Euro medium-term note programme (‘EMTN’)

In 2001, the Group established a €2.0bn euro medium-term note programme. Bonds issued under the programme through the 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500m. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which was almost 40% of the total issued €500m euro-denominated bond. As a consequence, an amount of €1.7m was charged to the income statement, in the finance costs line.

Notes to the Unaudited Consolidated Financial Statements (continued)

15.       Borrowings

In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. and partly to refinance a floating rate bond that matured in March 2009.

In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 18) and it allowed Coca-Cola Hellenic to extend its debt maturity profile.

In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300m 4.25% fixed rate notes to be consolidated and form a single series with the existing €300m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600m. The proceeds of the issue were used to repay the maturity of the existing €301.1m notes due on 15 July.

In April 2012, Coca-Cola Hellenic successfully completed the Base Prospectus approval relating to the update of the Euro Medium Term Note Programme (EMTN) and an increase to the programme from €2.0 bln to €3.0 bln.

As at 29 June 2012, a total of €1.1bn in bonds issued under the €3.0bn EMTN programme were outstanding. A further amount of €1.9bn is available for issuance. These bonds are not subject to financial covenants.

Notes issued in the US market

On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0m (€711.4m at 29 June 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€395.2m at 29 June 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€316.2m at 29 June 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Fixed coupon
$500m notes	17 September 2003	17 September 2013	5.125%
€500m bond	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m bond	16 November 2009	16 November 2016	4.250%
€300m bond	2 March 2011	16 November 2016	4.250%

The fair value of bonds and notes payable, including the current portion, at 29 June 2012 is €1,860.7m (31 December 2011, 2010 and 2009: €1,926.3m, € 1,919.0m and € 2,083.4m respectively) compared to their book value, including the current portion, of €1,864.m (31 December 2011, 2010 and 2009: €1,857.6m, € 1,863.1m and € 2,001.4m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

15.       Borrowings

The present value of finance lease liabilities was as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Less than one year	17.6	21.9	48.8	69.9
Later than one year but less than two years	13.6	13.7	20.7	49.5
Later than two years but less than three years	11.4	11.3	14.6	11.1
Later than three years but less than four years	5.8	5.0	11.3	9.1
Later than four years but less than five years	5.8	3.2	4.6	4.1
Later than five years	66.2	39.4	44.0	16.5
Present value of finance lease liabilities	120.4	94.5	144.0	160.2

The minimum lease payments of finance lease liabilities were as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Less than one year	22.2	24.8	53.2	76.8
Later than one year but less than two years	17.5	16.8	24.3	53.0
Later than two years but less than three years	14.7	13.8	17.0	12.9
Later than three years but less than four years	8.9	7.4	13.8	10.3
Later than four years but less than five years	8.7	5.5	6.8	5.0
Later than five years	82.0	41.4	46.8	21.1
	154.0	109.7	161.9	179.1
Future finance charges on finance leases	(33.6)	(15.2)	(17.9)	(18.9)
Present value of finance lease liabilities	120.4	94.5	144.0	160.2

Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

The borrowings were held in the following currencies:

	29 June		31 December
	2012		2011		2010		2009
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Euro	196.0	1,169.7	269.8	1,159.4	487.7	881.2	264.2	1,414.0
US Dollar	—	757.0	—	749.4	—	744.1	—	679.8
Nigerian naira	61.2	20.8	45.6	—	23.6	—	22.0	—
Polish zloty	3.6	6.7	3.1	8.3	3.2	12.4	1.6	6.3
UK Sterling	1.3	16.8	1.8	16.7	6.0	18.1	—	—
Russian Rouble	1.3	—	—	—	—	—	—	—
Ukrainian hryvnia	1.0	1.0	0.7	0.7	9.4	0.6	1.9	0.5
Bulgarian lev	—	—	0.1	—	4.2	—	17.1	—
Other	0.3	(0.1)	0.4	—	1.0	—	0.2	—
Borrowings	264.7	1,971.9	321.5	1,934.5	535.1	1,656.4	307.0	2,100.6

Notes to the Unaudited Consolidated Financial Statements (continued)

15.       Borrowings

The carrying amounts of the borrowings held at fixed and floating interest rate as at 29 June 2012, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

				Fixed rate	Weighted
				liabilities	average
	Fixed	Floating		weighted	maturity for
	interest rate	interest rate	Total	average	which rate is
	€ million	€ million	€ million	interest rate	fixed (years)
Euro	1,319.8	45.9	1,365.7	5.1%	2.7
US Dollar	757.0	—	757.0	5.3%	2.1
Nigerian naira	21.1	60.9	82.0	—	—
UK Sterling	—	18.1	18.1	—	—
Polish zloty	—	10.3	10.3	—	—
Ukrainian hryvnia	—	2.0	2.0	—	—
Russian Rouble	—	1.3	1.3	—	—
Other	0.2	—	0.2	—	—
Total	2,098.1	138.5	2,236.6	5.2%	2.5

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group’s policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400m US dollar fixed rate debt, a combination of floating to fixed rate cross currency swap contracts and fixed to floating rate interest rate swap contracts is used.

The $500m US dollar fixed rate debt has been fully swapped into a euro floating-rate obligation through a combination of interest rate and cross-currency swaps, with no residual currency risk for the life of the respective bond.  In June and July 2010 the $400m US dollar fixed rate debt which was initially swapped into a euro floating-rate obligation was restructured to a €357m fixed-rate liability (refer to Note 8).

Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Ukrainian hryvnia	3 month KIEVPRIME (Kiev inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Russian rouble	1 month MOSPRIME (Russian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)

Notes to the Unaudited Consolidated Financial Statements (continued)

16.       Trade and other payables

Trade and other payables consisted of the following at period end:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Trade payables	419.2	423.5	384.7	308.0
Accrued liabilities	768.6	603.0	594.9	493.4
Payables to related parties (refer to Note 34)	259.4	188.6	181.4	122.1
Deposit liabilities	120.8	108.5	107.3	111.3
Other tax and social security liabilities	116.0	84.2	77.6	73.6
Salaries and employee related payable	54.6	57.9	62.5	60.6
Statutory minimum dividend (refer to Note 29)	—	—	—	41.6
Current portion of provisions (refer to Note 17)	60.6	52.0	38.5	41.1
Derivative liabilities (refer to Note 8)	9.1	4.2	4.1	4.4
Deferred income	3.1	8.7	2.2	1.5
Share capital to be returned	123.4	—	—	—
Other payables	12.8	10.9	10.9	11.7
Total trade and other payables	1,947.6	1,541.5	1,464.1	1,269.3

Notes to the Unaudited Consolidated Financial Statements (continued)

17.       Provisions

Provisions consisted of the following at 29 June:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Current
Employee benefits	40.0	23.9	22.4	22.5
Restructuring and other	20.6	28.1	16.1	18.6
Total current provisions	60.6	52.0	38.5	41.1
Non-current
Employee benefits	167.8	146.5	130.5	151.1
Other	2.0	3.0	13.7	19.3
Total non-current provisions	169.8	149.5	144.2	170.4
Total provisions	230.4	201.5	182.7	211.5

The movements in restructuring and other provisions comprise:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
As at 1 January	31.1	29.8	37.9	15.6
Arising during the year	16.0	50.3	35.0	34.6
Utilised during the year	(24.6)	(44.0)	(43.5)	(33.4)
Unused amount reversed	—	(0.1)	0.1	—
Arising on prior year acquisitions	—	—	—	21.4
Foreign currency translation	0.1	(4.9)	0.3	(0.3)
As at period / year end	22.6	31.1	29.8	37.9

Restructuring and other provisions comprise outstanding balances relating to restructuring of €16.9m (31 December 2011, 2010 and 2009: €23.9m, €9.6m and €15.3m respectively) that is expected to be completed by 31 December 2012 and a provision for long-term supply contracts in Italy of €2.3m (31 December 2011, 2010 and 2009: €3.2m, €10.7m and €16.4m respectively). In addition, the six months ended 29 June 2012 included other items of €3.4m (31 December 2011, 2010 and 2009: €4.0m, €9.5m and €6.2m respectively).

Employee benefits

Employee benefits consisted of the following:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Defined benefit plans
Employee leaving indemnities	103.2	94.6	99.4	113.4
Pension plans	53.5	41.4	19.5	25.0
Long service benefits—jubilee plans	8.6	7.9	7.7	7.0
Total defined benefits plans	165.3	143.9	126.6	145.4
Other employee benefits
Annual leave	18.2	9.2	9.6	6.7
Stock appreciation rights	—	—	0.1	1.2
Other employee benefits	24.3	17.3	16.6	20.3
Total other employee benefits	42.5	26.5	26.3	28.2
Total employee benefits obligations	207.8	170.4	152.9	173.6

Employee benefit obligations were split between current and non-current as follows:

Notes to the Unaudited Consolidated Financial Statements (continued)

17.       Provisions

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Current	40.0	23.9	22.4	22.5
Non-current	167.8	146.5	130.5	151.1
Total employee benefits obligations	207.8	170.4	152.9	173.6

Employees of Coca-Cola Hellenic’s subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee’s length of service, employment category and remuneration.

Coca-Cola Hellenic’s subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

Notes to the Unaudited Consolidated Financial Statements (continued)

17.       Provisions

Reconciliation of defined benefit obligation:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Present value of defined benefit obligation at 1 January	390.5	374.6	352.9	336.0
Service cost	7.1	13.0	13.3	12.4
Interest cost	8.1	15.8	17.0	15.9
Plan participants’ contributions	2.6	5.0	4.6	4.2
Past service cost arising from amendments	—	0.2	(2.2)	0.4
Curtailment/settlement	3.8	(5.1)	5.2	2.8
Arising on prior year acquisitions	—	—	—	0.1
Benefits paid	(22.3)	(31.6)	(39.4)	(32.0)
Actuarial loss/(gain)	27.7	14.9	(3.3)	11.7
Foreign currency translation	6.7	3.7	26.5	1.4
Present value of defined benefit obligation at period/year end	424.2	390.5	374.6	352.9

Reconciliation of plan assets:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Fair value of plan assets at 1 January	246.2	248.9	207.1	174.7
Expected return on plan assets	5.5	13.3	12.2	9.5
Actual employer’s contributions	5.5	10.0	10.5	13.7
Actual participant’s contributions	2.6	5.0	4.6	4.2
Actual benefits paid	(8.6)	(11.1)	(11.7)	(14.4)
Settlement	—	(8.3)	—	—
Actuarial gain/(loss)	3.0	(16.4)	(0.1)	16.6
Foreign currency translation	4.4	4.8	26.3	2.8
Fair value of plan assets at period/year end	258.6	246.2	248.9	207.1

In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy.

The present value and funded status of defined benefit obligations were as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Present value of funded obligations	309.5	285.2	264.6	229.1
Fair value of plan assets	(258.6)	(246.2)	(248.9)	(207.1)
	50.9	39.0	15.7	22.0
Present value of unfunded obligations	114.7	105.3	110.0	123.8
Unrecognised past service benefit	(0.3)	(0.4)	(0.5)	(0.6)
Defined benefit obligations	165.3	143.9	125.2	145.2
Plus: amounts recognised within long term assets	—	—	1.4	0.2
Total defined benefit obligations	165.3	143.9	126.6	145.4
Actual return on plan assets	8.6	(3.1)	12.4	26.3

Notes to the Unaudited Consolidated Financial Statements (continued)

17.       Provisions

The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Defined benefit obligation as at 1 January	143.9	125.2	145.2	160.5
Expense recognised in the income statement	13.8	18.6	20.6	21.7
Actuarial loss/(gain) recognised in OCI	24.5	31.8	(2.7)	(4.4)
Employer contributions	(5.5)	(10.0)	(10.5)	(13.7)
Benefits paid	(13.7)	(20.5)	(27.7)	(17.6)
Arising on prior year acquisitions	—	—	—	0.1
Foreign currency translation	2.3	(1.2)	0.3	(1.4)
Defined benefit obligation as at period/year end	165.3	143.9	125.2	145.2

The cumulative amount of actuarial losses recognised in Other Comprehensive Income is €125.1m

The key weighted average assumptions used in computing the defined benefit obligation comprised the following for the years and period presented in these financial statements:

	29 June	31 December
	2012	2011	2010	2009
	%	%	%	%
Discount rate	3.74	4.21	4.43	4.73
Expected return on plan assets	4.25	4.42	5.40	5.51
Rate of compensation increase	3.10	3.08	3.06	3.58
Pension increases	0.90	0.94	0.67	0.73

The expense recognised in the income statement comprised the following for the years and period presented in these financial statements:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Current service cost	7.1	6.4	13.0	13.3	12.4
Interest cost	8.1	7.8	15.8	17.0	15.9
Expected return on plan assets	(5.5)	(6.5)	(13.3)	(12.2)	(9.5)
Actuarial loss/(gain)	0.2	—	(0.5)	(0.5)	(0.5)
Amortisation of unrecognised past service costs	—	—	0.3	(2.2)	0.6
Curtailment/settlement	3.9	1.0	3.3	5.2	2.8
Total	13.8	8.7	18.6	20.6	21.7

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

Notes to the Unaudited Consolidated Financial Statements (continued)

17.       Provisions

Plan assets are invested as follows:

	29 June	31 December
	2012	2011	2010	2009
	%	%	%	%
Asset category
Equity securities	37	38	42	44
Debt securities	39	43	41	41
Real estate	15	10	10	10
Cash	9	9	7	5
Total	100	100	100	100

Equity securities were not invested in ordinary shares of the Company as at 29 June 2012 or 31 December 2011, 2010 and 2009.

The total employer contributions expected to be paid for the second half of 2012 are €8.9m.

The history of experience adjustments is as follows:

	29 June	31 December
	2012	2011	2010	2009	2008	2007
	€ million	€ million	€ million	€ million	€ million	€ million
Present value of defined benefit obligations	424.2	390.5	374.6	352.9	336.0	334.0
Fair value of plan assets	(258.6)	(246.2)	(248.9)	(207.1)	(174.7)	(206.3)
Deficit	165.6	144.3	125.7	145.8	161.3	127.7

Experience adjustment on plan liabilities	1.7	1.7	8.8	3.5	(2.6)	(6.5)
Experience adjustment on plan assets	3.0	(16.4)	0.2	16.8	(47.8)	(2.7)

Defined contribution plans

The expense recognised in the income statement in 2012 for the defined contribution plan is €9.5m (six months ended 1 July 2011: €10.9m, years ended 31 December 2011, 2010 and 2009: €20.5m, €15.5m and €10.6m respectively). This is included in staff costs and recorded in cost of goods sold and operating expenses.

Notes to the Unaudited Consolidated Financial Statements (continued)

18.       Share capital and share premium

	Number of
	shares	Share	Share
	(authorised	Capital	Premium	Total
	and issued)	€ million	€ million	€ million
As at 1 January 2009	365,402,097	182.7	1,665.0	1,847.7
Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)
Balance as at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6
Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7
Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3
Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)
Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0
Shares issued to employees exercising stock options	5,334	—	—	—
Return of capital to shareholders	—	(124.6)	—	(124.6)
Extinguishment of accumulated losses of the parent company	—	(55.0)	—	(55.0)
Balance as at 29 June 2012 after the capital decrease	366,547,342	370.2	569.2	939.4

Notes to the Unaudited Consolidated Financial Statements (continued)

18.       Share capital and share premium

During 2009 Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €1.8m.

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00. At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

During 2010, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €5.7m.

During 2011, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €4.7m.

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

During the six months ended 29 June 2012, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares as announced on 19 March 2012, following the exercise of stock options by options holders pursuant to the Company’s stock option plan. Total proceeds from the issuance of the shares under the stock option plan were €0.05 million.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124,6 million by decreasing the nominal value of the Company’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of €0.34 per share. Following that, the Company recognised a liability for the capital return of €123.4 million, included in the “Other payables” balance sheet item. On the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company’s share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

As at 29 June 2012 the share capital amounts to €549.8 million and is comprised of 366,547,342 shares with a nominal value of €1.50 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

Notes to the Unaudited Consolidated Financial Statements (continued)

19.       Reserves

The reserves of the Group at period end were as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Treasury shares	(54.3)	(55.5)	(57.2)	(14.9)
Exchange equalisation reserve	(162.3)	(197.9)	(129.2)	(309.1)
Other reserves
Shares held for equity compensation plan	(0.9)	(1.2)	(0.8)	(1.0)
Hedging reserve (net of deferred tax of €1.3m gain; 2011: €2.7m gain; 2010: €0.2m expense; 2009: €3.4m expense)	(7.0)	(4.7)	(10.3)	(1.2)
Tax-free reserve	251.6	251.6	251.6	241.1
Statutory reserve	74.0	78.1	77.6	77.2
Stock option reserve	48.8	45.6	37.5	30.8
Available-for-sale financial assets valuation reserve	0.5	0.5	0.8	3.0
Other	19.1	19.1	19.0	18.9
Total other reserves	386.1	389.0	375.4	368.8
Total reserves	169.5	135.6	189.0	44.8

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme expired on 26 April 2011.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. During 2010, 2,318,354 shares had been purchased pursuant to the share buy-back programme for a total of €42.3m (2009: 1,111,781 shares purchased for a total value of €16.6m). As at 29 June 2012, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €54.3m, bringing the shares in circulation to 363,117,207 (31 December 2011: 3,430,135 shares held of a total value of €55.5m, 31 December 2010: 3,430,315 shares held of a total value of €57.2m, 31 December 2009: 1,111,781 shares held of a total value of €14.9m).

Notes to the Unaudited Consolidated Financial Statements (continued)

19.       Reserves

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate. The movement for share-based payment transactions in half year 2012 was a credit of €0.3m (31 December 2011: €0.4m debit, 31 December 2010: €0.2m credit, 31 December 2009: nil)

Hedging reserve

The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for half year 2012 relates to the movement in cash flow hedges of €2.3m debit, net of tax gain of €1.3m (31 December 2011: €5.6m credit, net of tax gain of €2.7m, 31 December 2010: € 9.1m debit, net of tax expense of €0.2m, 31 December 2009: € 12.8m debit, net of tax expense of €3.4m).

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable. There was no movement for the tax-free reserve in the six months ended 29 June 2012 (31 December 2011: nil, 31 December 2010: €10.5m credit, 31 December 2009: €17.9m credit for the establishment of additional reserves respectively).

Statutory reserves

Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (31 December 2011, 2010, 2009: €55.7m, €55.7m, €55.7m respectively). The movement in the statutory reserves for the six months ended 29 June 2012 was a €4.1 debit (years ended 31 December 2011, 2010, 2009: €0.5m credit, €0.4m credit, € 8.3m debit respectively) and relates to the establishment of additional reserves.

Other reserves

Other reserves are particular to the various countries in which the Group operates. There was no movement in other reserves for the six months ended 29 June 2012 (year ended 31 December 2011, 2010 2009: €0.1m credit, €0.1m credit, €7.4m debit respectively).

Stock option reserve

The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for the six months ended 29 June 2012 was a €3.2m credit (years ended 31 December 2011, 2010, 2009: €8.1m credit, €6.7m credit, €6.4m credit respectively).

Available-for-sale financial assets valuation reserve

The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. There was no movement for available-for-sale financial assets valuation reserve for the six months ended 29 June 2012 (years ended 31 December 2011, 2010, 2009: €0.3m debit, € 2.2m debit, €6.3m credit respectively) and relates to revaluation impact of listed and unlisted equities held.

Notes to the Unaudited Consolidated Financial Statements (continued)

20.       Total operating costs

Total operating costs comprised:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Operating expenses	1,049.5	1,051.1	2,055.6	2,058.4	1,984.2
Restructuring costs	17.6	16.8	71.5	36.7	44.9
Other items	—	—	—	—	(32.8)
Total operating costs	1,067.1	1,067.9	2,127.1	2,095.1	1,996.3

(a)           Operating expenses

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Selling expenses	515.9	518.4	1,008.5	1,031.9	968.1
Delivery expenses	318.2	315.7	629.8	628.5	602.8
Administrative expenses	210.8	211.1	406.0	384.5	393.5
Stock option expense (refer to Note 26)	3.2	4.3	8.1	6.7	6.4
Amortisation of intangible assets (refer to Note 4)	1.4	1.6	3.2	6.8	4.7
Adjustments to intangible assets	—	—	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	—	—	—	—	6.5
Operating expenses	1,049.5	1,051.1	2,055.6	2,058.4	1,984.2

In the first half of 2012, operating expenses included net losses on disposal of property, plant and equipment of €2.0m (six months ended 1 July 2011: €2.6m losses, years ended at 31 December 2011, 2010 and 2009: €2.7m losses, €13.2m losses, €10.5m losses respectively).

(b)                                  Adjustments to intangible assets

During 2010 and 2009, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, a deferred tax credit of €10.2m in 2010 (2009: €1.6m) had been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses for the year ended 31 December  2010 (31 December 2009: €2.2m). For the credit that has been included in taxes please refer to Note 22.

(c)                              Restructuring costs

As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in the six months ended 29 June 2012 which amounted to €17.6m (six months ended 1 July 2011: €16.8m, years ended 31 December 2011, 2010 and 2009: €71.5m, €36.7m and €44.9m respectively) before tax. The Company recorded during the first half of 2012 €9.9m (six months ended 1 July 2011: €8.4m, years ended 31 December 2011, 2010 and 2009: €47.6m, €25.7m and €29.9m respectively), €4.6m (six months ended 1 July 2011: €7.3m, years ended 31 December 2011, 2010 and 2009: €17.6m, €2.3m and €10.8m respectively) and €3.1m (six months ended 1 July 2011: €1.1m, years ended 31 December 2011, 2010 and 2009: €6.3m, €8.7m and €4.2m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees’ costs, supply chain infrastructure changes (refer to Note 5), outsourcing of certain functions and other costs.

(d)                                  Other items

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8m. During 2009, €32.8m was received from the Company’s insurers.

Notes to the Unaudited Consolidated Financial Statements (continued)

20.       Total operating costs

(e)                                  Staff costs

Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Wages and salaries	418.6	426.0	828.4	840.0	779.0
Social security costs	93.2	94.6	175.7	161.0	151.0
Pension and other employee benefits	66.8	66.6	131.1	124.6	159.6
Termination benefits	14.9	13.7	48.6	32.8	35.2
Total staff costs	593.5	600.9	1,183.8	1,158.4	1,124.8

Staff costs included in operating expenses amounted to 461.3m during the six months ended 29 June 2012 (six months ended 1 July 2011: 471.9m, years ended 31 December 2011, 2010 and 2009: €934.3m, €913.0m and €892.3m respectively).

Staff costs included in cost of goods sold amounted to €132.2m during the six months ended 29 June 2012 (six months ended 1 July 2011: 129.0m, years ended 31 December 2011, 2010 and 2009: €249.5m, €245.4m and €232.5m respectively).

The average number of full-time equivalent employees during the six months ended 29 June 2012 was 40,704 (six months ended 1 July 2011 2011: 42,052, years ended 31 December 2011, 2010 and 2009: 41,715, 42,505 and 44,231 respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

21.       Finance costs

Net finance costs comprised:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Interest income	4.5	3.3	9.8	7.4	9.4
Interest expense	(43.4)	(41.0)	(87.2)	(68.4)	(66.6)
Other finance cost	(0.7)	(3.3)	(3.9)	(8.2)	(1.1)
Net foreign exchange remeasurement gains/(losses)	0.2	0.7	0.6	(0.4)	(3.7)
Finance charges paid with respect to finance leases	(2.9)	(2.9)	(5.6)	(6.1)	(10.8)
Finance costs	(46.8)	(46.5)	(96.1)	(83.1)	(82.2)
Loss on net monetary position	(1.7)	—	(7.8)	—	—
Total finance costs	(48.5)	(46.5)	(103.9)	(83.1)	(82.2)
Total finance costs, net	(44.0)	(43.2)	(94.1)	(75.7)	(72.8)

Other finance cost includes commitment fees on loan facilities, not drawn down,  other similar fees and when applicable premium on debt buy back.

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for June 2012 was 1.103 which resulted in a net monetary loss for the six months ended 29 June 2012 of €1.7m. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8m.

Capitalised borrowing costs in the six months ended 29 June 2012 amounted to €0.7m (six months ended 1 July 2011: €0.5m, years ended 31 December 2011, 2010 and 2009: € 1.6m, € 1.4m and € 4.3m respectively). The interest rate used to capitalise borrowing costs of the Group for the six months ended 29 June 2012 was 3.76% (six months ended 1 July 2011: 3.57%, years ended 31 December 2011, 2010 and 2009: 3.83%, 3.16% and 2.59% respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

22.       Tax

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Profit before tax per the income statement	126.8	187.9	375.5	576.7	567.9

Tax calculated at a tax rate of 20% (2011: 20%, 2010: 24% and 2009: 25%)	25.4	37.6	75.1	138.4	142.0
Effect of different tax rates in foreign jurisdictions	5.1	4.5	5.2	(24.6)	(28.9)
Additional local taxes in foreign jurisdictions	6.2	7.1	13.6	13.2	17.4
Special tax in Greece	—	—	—	21.2	19.8
Tax holidays in foreign jurisdictions	(0.5)	(0.8)	(2.4)	(2.0)	(2.3)
Expenses non-deductible for tax purposes	14.7	18.7	51.0	41.1	32.5
Income not subject to tax	(12.4)	(13.2)	(28.5)	(22.0)	(34.9)
Changes in tax laws and rates	(0.7)	(0.2)	0.4	(1.7)	(1.7)
Current year tax losses not recognised	1.7	0.4	0.2	0.5	2.0
Recognition of pre-acquisition deferred tax assets	—	—	—	(10.2)	(1.6)
Utilisation of previously unrecognised post-acquisition tax losses	—	—	(0.1)	(6.2)	—
Recognition of previously unrecognised post-acquisition tax losses	—	(1.4)	(7.9)	(6.5)	—
Other	4.8	(1.5)	(3.9)	(3.2)	(1.4)
Income tax charge per the income statement	34.7	51.2	102.7	138.0	142.9

Non-deductible expenses for tax purposes include marketing and advertising expenses, service fees, bad debt provisions, entertainment expenses, certain employee benefits and stock options expenses and other items that, partially or in full, are not deductible for tax purposes in certain of our jurisdictions.

Special tax in Greece

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Contribution of Social Responsibility’ (Law Nr. 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’ was applied retrospectively on the parent Company’s 2009 total net income. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 was €21.2m. As a result the Group recorded a tax charge of €21.2m in 2010.

On 10 December 2009, the Greek Government had introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. This law (Law Nr. 3808/2009) provided for a special additional tax on the parent Company’s 2008 total net income. As a result, the Group recorded a tax charge of €19.8m in 2009.

The income tax charge is as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Current tax charge	25.8	47.6	86.6	117.6	119.9
Deferred tax charge (refer to Note 9)	8.9	3.6	16.1	30.6	24.6
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	—	—	—	(10.2)	(1.6)
Total income tax charge	34.7	51.2	102.7	138.0	142.9

Notes to the Unaudited Consolidated Financial Statements (continued)

22.       Earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
Net profit attributable to the owners of the parent (€ million)	91.2	132.5	268.9	426.6	402.6
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.1	362.9	363.0	363.3	364.9
Effect of dilutive stock options (million)	0.4	1.1	0.8	0.2	0.7
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	363.5	364.0	363.8	363.5	365.6
Basic earnings per share (€)	0.25	0.37	0.74	1.17	1.10
Diluted earnings per share (€)	0.25	0.36	0.74	1.17	1.10

Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share on 29 June 2012 were €6.1m (six months ended 1 July 2011 (unaudited): €3.4m, years ended 31 December 2011, 2010 and 2009: €4.4m, €3.4m and €4.4m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

24.       Components of other comprehensive income

The components of other comprehensive income were comprised as follows:

	Six months ended:
	29 June 2012			1 July 2011 (unaudited)
		Tax			Tax
	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax
	amount	benefit	amount	amount	benefit	amount
	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow hedges	(3.6)	1.3	(2.3)	4.9	0.1	5.0
Foreign currency translation	34.6	—	34.6	(19.3)	—	(19.3)
Actuarial (losses) / gains	(24.5)	5.1	(19.4)	—	—	—
Share of other comprehensive income of equity method investments	1.0	—	1.0	(1.4)	—	(1.4)
Other comprehensive income	7.5	6.4	13.9	(15.8)	0.1	(15.7)

	Year ended 31 December:
	2011			2010			2009
		Tax			Tax			Tax
	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax
	amount	benefit	amount	amount	benefit	amount	amount	benefit	amount
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Available-for-sale financial assets	(0.4)	0.1	(0.3)	(2.3)	0.1	(2.2)	6.4	(0.1)	6.3
Cash flow hedges	8.4	(2.7)	5.7	(9.3)	0.2	(9.1)	(16.1)	3.3	(12.8)
Foreign currency translation	(54.2)	—	(54.2)	181.5	—	181.5	(79.5)	—	(79.5)
Actuarial (losses) / gains	(31.8)	6.5	(25.3)	2.7	(0.6)	2.1	4.4	(0.4)	4.0
Share of other comprehensive income of equity method investments	(0.8)	—	(0.8)	1.4	—	1.4	(0.7)	—	(0.7)
Other comprehensive income	(78.8)	3.9	(74.9)	174.0	(0.3)	173.7	(85.5)	2.8	(82.7)

Notes to the Unaudited Consolidated Financial Statements (continued)

25.       Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee’s salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee’s salary, which is made in December, and matching shares purchased in December vest immediately.

During the half year of 2012, 145,169 shares were purchased by Coca-Cola Hellenic (31 December 2011, 2010 and 2009: 346,996, 272,279 and 334,859 respectively) as matching shares to employee investments. The charge to the income statement totaled €2.5m (six months ended 1 July 2011: €3.0m, years ended 31 December 2011, 2010 and 2009: €5.3m, €5.2m and €4.8m respectively). Of this amount, €0.5m represented employer contributions accrued for Greek resident employees (six months ended 1 July 2011: €0.8m,  years ended 31 December 2011, 2010 and 2009: €1.1m, €1.1m and: €1.0m respectively). The cost of unvested matching shares held by the trust at 29 June 2012, before they vest to employees, was €4.0m (six months ended 1 July 2011: €4.1m, years ended 31 December 2011, 2010 and 2009: €4.1m, €4.1m and €3.8m respectively). The total number of shares held by the trust at 29 June 2012 was 2,691,246 (31 December 2011, 2010 and 2009: 2,701,979, 2,428,353 and 2,327,925 respectively). The total contributions made by employees to the trust during the six months ended 29 June 2012 were €2.8m (six months ended 1 July 2011: €3.4m, years ended 31 December 2011, 2010 and 2009: €6.1m, €6.0m and €5.5m).

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

The shares held under the equity compensation plan are included in other Reserves (refer to Note 19) and deducted from equity.

Notes to the Unaudited Consolidated Financial Statements (continued)

26.       Stock option compensation plans

Coca-Cola Hellenic operates an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company’s shares trading on the Athens Exchange on the day of the grant(1). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

(1)

From December 2008 the exercise price of stock options is determined by reference to the share price of the Company’s share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

Notes to the Unaudited Consolidated Financial Statements (continued)

26.       Stock option compensation plans

The following table summarises information regarding outstanding stock options exercisable at 29 June 2012 and stock options exercised during 2012:

	Exercise price after the capital return (€)	Vesting status on 29 June 2012	Vesting dates for further increments			End of option period	Number of stock options outstanding
2003-2004 Plan / 2003 Grant	9.17	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan / 2004 Grant	10.42	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan / 2005 Grant	13.53	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan / 2006A Grant	14.57	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan / 2006 Grant	16.71	fully vested	—	—	—	12.12.2016	1,050,401
2005-2009 Plan / 2007 Grant	26.75	fully vested	—	—	—	12.12.2017	1,274,450
2005-2009 Plan / 2008A Grant	22.54	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan / 2008 Grant	9.36	fully vested	—	—	—	10.12.2018	1,339,506
2009-2011 Plan / 2009 Grant	16.04	two thirds	10.12.2012	—	—	09.12.2019	1,646,967
2009-2011 Plan / 2010A Grant	19.50	two thirds	18.03.2013	—	—	17.03.2020	30,000
2009-2011 Plan / 2010 Grant	19.65	one third	09.12.2012	09.12.2013	—	08.12.2020	1,913,100
2009-2011 Plan / 2011A Grant	18.87	one third	16.03.2013	16.03.2014	—	15.03.2021	75,000
2009-2011 Plan / 2011B Grant	18.50	one third	24.06.2013	24.06.2014	—	23.06.2021	3,333
2009-2011 Plan / 2011 Grant	12.32	none	16.12.2012	16.12.2013	16.12.2014	15.12.2021	1,632,500
Total							9,707,218

A summary of stock option activity under all plans is as follows:

	Number of stock options 2012	Weighted average exercise price 2012 (€)	Number of stock options 2011	Weighted average exercise price before the capital return 2011 (€)	Weighted average exercise price after the capital return 2011 (€)
Outstanding at January 1	9,767,302	16.55	8,759,862	17.65	n/a
Granted	—	n/a	1,717,500	n/a	12.64
Exercised	(5,334)	9.36	(405,568)	11.69	11.19
Expired	—	n/a	(3,151)	8.19	7.69
Forfeited	(54,750)	21.81	(301,341)	19.48	18.98
Outstanding at period/year end	9,707,218	16.53	9,767,302	n/a	16.55
Exercisable at period/year end	6,177,521	17.02	6,192,606	n/a	17.04

	Number	Weighted	Number	Weighted
	of stock	average	of stock	average
	options	exercise price	options	exercise price
	2010	2010 (€)	2009	2009 (€)
Outstanding at January 1	7,415,442	16.33	6,168,726	16.08
Granted	2,010,100	20.15	1,793,300	16.54
Exercised	(597,365)	9.59	(140,245)	11.36
Expired	(1,453)	8.29	(26,472)	9.87
Forfeited	(66,862)	18.08	(379,867)	17.66
Outstanding at period/year end	8,759,862	17.65	7,415,442	16.33
Exercisable at period/year end	5,001,036	17.77	4,007,973	16.76

Notes to the Unaudited Consolidated Financial Statements (continued)

26.       Stock option compensation plans

The charge to the income statement for employee stock option awards for the six months ended 29 June 2012 amounted to €3.2m (six months ended 1 July 2011: €4.3m, years ended 2011, 2010, 2009: €8.1m, €6.7m, €6.4m respectively).

Following the share capital decrease of the Company as decided by the Annual General Assembly Meeting of 25 June 2012 (note 18), the exercise price of the stock options was equitably adjusted on 25 July 2012, after the approval of the Board of Directors.

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. For the half year of 2012 there have been no grants. For prior periods the inputs into the model were as follows:

	2011	2010	2009
Weighted average fair value of options granted	€2.9	€5.2	€3.6
Risk free interest rates	2.4%	3.0%	3.3%
Expected volatility	33.2%	32.2%	28.2%
Dividend yield	2.5%	1.5%	1.7%
Expected life	4.1 years	4.0 years	3.6 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 29 June 2012 was 7.0 years (six months ended 1 July 2011: 7.4 years, years ended 31 December 2011, 2010, 2009: 7.5 years, 7.8 years and 7.9 years respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

27.       Stock appreciation rights

The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights (‘SARs’), based on an employee’s performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of Coca-Cola Hellenic’s shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

After the remaining SARs from previous grants were exercised in 2011, on June 29 2012, there were no outstanding stock appreciation rights.

A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2012	Weighted average exercise price 2012 (€)	Number of SARs 2011	Weighted average exercise price 2011 (€)	Weighted average exercise price after the capital return 2011 (€)
Outstanding on 1 January	—	—	13,950	8.19	n/a
Exercised	—	—	(13,950)	8.19	7.69
Outstanding and excercisable on period / year end	—	—	—	—	—

	Number of SARs 2010	Weighted average exercise price 2010 (€)	Number of SARs 2009	Weighted average exercise price 2009 (€)
Outstanding on 1 January	77,250	9.60	152,266	9.73
Exercised	(63,300)	9.91	(69,698)	9.87
Expired	—	—	(5,318)	9.87
Outstanding and exercisable on period/year end	13,950	8.19	77,250	9.60

The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. There was no compensation expense relating to SARs for the six months ended 29 June 2012 (31 December 2011, 2010, 2009: a debit of €0.1m, a credit of €0.5m and a debit of €0.5m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

28.       Business combinations and acquisition of non-controlling interests

During the six months ended 29 June 2012, the Group increased its controlling interest in the following entity:

	Location	Net tangible assets applicable € million	Goodwill arising € million	Acquisition of trademarks € million	Amount of consideration € million
AD Pivara Skopje	FYROM	—	—	—	2.1

					€ million
Total consideration					2.1
Plus: payment for acquisition of non-controlling interests in Nigerian Bottling Company plc in 2011					8.3
Cash outflow included in cash flow as of 29 June 2012					10.4

During 2011, the Group acquired controlling interests or increased its controlling interest in the following entities:

	Location	Net tangible assets applicable € million	Goodwill arising € million	Acquisition of trademarks € million	Amount of consideration € million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5

Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2

Coca -Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7

AD Pivara Skopje	FYROM	—	—	—	39.8
Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	160.2

					€ million
Total consideration					160.2
Less: payment deferred					(43.7)
Cash outflow included in cash flow as of 31 December 2011					116.5

Acquisition of MS Foods UAB

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3m.

Details of the acquisition are as follows:

	Acquiree’s carrying amount before combination € million	Fair Value Adjustments € million	Fair values € million
Property, plant and equipment	0.6	0.3	0.9
Deferred tax assets	—	0.1	0.1
Inventories	0.1	—	0.1
Short-term borrowings	(0.9)	(0.5)	(1.4)
Accounts payable	(0.1)	—	(0.1)
Fair value of net tangible assets acquired	(0.3)	(0.1)	(0.4)
Trademarks	—	0.2	0.2
Goodwill	—	2.7	2.7
Fair value of net assets acquired	(0.3)	2.8	2.5
Consideration paid to former shareholders			2.5
Total consideration			2.5

Notes to the Unaudited Consolidated Financial Statements (continued)

28.       Business combinations and acquisition of non-controlling interests

The contribution of MS Foods UAB to the results of the Group for the year ended 31 December 2011 was revenue of €1.3m and a profit of €1.2m. The revenue and profit that MS Food UAB would have contributed to the Group for the year ended 31 December 2011 if the acquisition date for the business combination had been as of the beginning of the annual reporting period would have been €1.4m and €1.2m respectively. The acquisition resulted in the Group recording €2.7m of goodwill and €0.2m of trademarks in its emerging countries segment.

The goodwill arising on the acquisition of MS Foods UAB is attributed to synergies that the Group expects to realize by combining operations with those already existing in Belarus. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisitions of non controlling interests

In 2011 and 2012 the Group acquired non controlling interests as follows:

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €64.8m was paid as of 29 June 2012 (31 December 2011: €56.5m). The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija d.o.o. (“CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that is jointly controlled with Heineken, by acquiring together with Heineken 41.2% of non controlling interests. The consideration paid collectively with Heineken was €79.6m including acquisition costs of €0.2m, and was equally divided between the Group and Heineken. The carrying value of the non controlling interest acquired was €22.9m. During the six months ended 29 June 2012, the Group acquired together with Heineken an additional 2.16% of non controlling interests. The consideration paid collectively with Heineken was €4.2m. The carrying value of the non controlling interest acquired by the Group was €1.2m. As of 29 June 2012 the Group owns 49.32% (31 December 2011, 2010 and 2009: 48.24%, 27.64% and 27.64% respectively) of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 98.64% (31 December 2011, 2010 and 2009: 96.48%, 55.28% and 55.28% respectively) of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Disposal of Eurmatik S.r.l

In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group’s established segment.

Acquisition of Socib S.p.A.

On 11 December 2008, the Group acquired 100% of Socib S.p.A. and related entities (collectively ‘Socib’), the second largest Coca-Cola franchise bottler in Italy. Socib’s franchise territory covers the southern Italian mainland plus Sardinia. The

Notes to the Unaudited Consolidated Financial Statements (continued)

28.       Business combinations and acquisition of non-controlling interests acquisition accounting was completed in December 2009, whereby the purchase price amounted to €209.3m (excluding acquisition costs), which includes the assumption of debt of €38.9m.

Details of the acquisition are as follows:

		Fair Value
	As reported in	Adjustments	Fair Values
	2008	2009	2009
	€ million	€ million	€ million
Property, plant and equipment	54.2	29.6	83.8
Deferred tax assets	7.3	(3.7)	3.6
Other non-current assets	0.1	—	0.1
Inventories	15.0	3.9	18.9
Accounts receivable	50.4	1.9	52.3
Other current assets	6.9	(3.0)	3.9
Short-term borrowings	(28.4)	0.3	(28.1)
Accounts payable	(38.9)	15.0	(23.9)
Other current liabilities	(23.8)	(17.5)	(41.3)
Long-term borrowings	(10.9)	0.1	(10.8)
Other non-current liabilities	(6.2)	(15.2)	(21.4)
Fair value of net tangible assets acquired	25.7	11.4	37.1
Franchise agreements	150.0	(23.1)	126.9
Goodwill	89.1	(7.8)	81.3
Deferred tax arising on recognition of intangible assets	(47.1)	12.7	(34.4)
Fair value of net assets acquired	217.7	(6.8)	210.9
Purchase price	216.3	(7.0)	209.3
Costs of acquisition	1.4	0.2	1.6
Total consideration	217.7	(6.8)	210.9

The acquisition resulted in the Group recording €81.3m of goodwill and €126.9m of franchise rights in its established countries segment. The goodwill arising on the acquisition of Socib is attributed to synergies that the Group expects to realise by combining operations with those already existing in northern and central Italy.

Notes to the Unaudited Consolidated Financial Statements (continued)

29.       Dividends

The reported net results of the parent company’s statutory accounts do not allow for the years of 2011 and 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2011 and 2010.

During 2010, a dividend of €0.30 per share totalling €102.0m was paid. During 2009, a dividend of €0.28 per share totaling €102.3m was paid.

The statutory minimum dividend recognised for 2009 amounted to €41.6m and was recorded as liability under ‘Other payables’ in the consolidated balance sheet. The remaining dividend of €68.1m was recorded in shareholders’ equity in the second quarter of 2010 as an appropriation of retained earnings.

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk and capital risk. The Group’s overall risk management programme focuses on the volatility of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors’ approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognized monetary assets and liabilities that are denominated in currencies other than the local entity’s functional currency, as well as net investments in foreign operations. Foreign currency forward and option contracts are used to hedge a portion of the Group’s foreign currency risk. The majority of the foreign currency forward and option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period. The foreign currency risk arising from the investment in foreign operations is not hedged.

Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward and option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Group Treasury’s risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

The following tables present details of the Group’s sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group’s foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group’s main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for 29 June 2012 and 31 December 2011, 2010 and 2009 was as follows:

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

29 June 2012 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	11.46%	0.7	—	(0.9)	—
Bulgarian lev	0.18%	(0.1)	—	0.1	—
Croatian kuna	1.80%	—	(0.1)	—	0.1
Czech koruna	7.83%	(1.2)	(1.2)	1.7	0.8
Hungarian forint	13.42%	2.6	(2.1)	(3.6)	2.1
Latvian lati	1.28%	(0.1)	—	0.1	—
FYROM dinar	10.52%	(1.4)	—	1.7	—
Moldovan leu	12.22%	0.4	0.9	(0.5)	(1.2)
Nigerian naira	14.88%	0.7	—	(0.9)	—
Polish zloty	11.18%	0.4	(5.4)	0.1	4.3
Romanian leu	4.07%	—	(1.3)	0.5	0.6
Russian rouble	9.20%	(0.6)	(3.5)	(0.3)	2.2
Serbian dinar	8.17%	(0.6)	0.4	0.8	(0.5)
Swiss franc	13.07%	(1.7)	(5.1)	2.0	5.3
UK sterling	6.88%	1.5	5.0	(1.5)	(5.8)
Ukrainian hryvnia	10.28%	3.1	—	(3.8)	—
US dollar	10.37%	19.9	6.4	(24.6)	(8.0)
		23.6	(6.0)	(29.1)	(0.1)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	5.36%	—	—	(0.1)	—
Belarusian rouble	7.51%	0.6	0.1	(0.6)	(0.1)
Croatian kuna	10.56%	—	(0.2)	—	0.2
Euro	10.37%	(21.3)	(2.3)	26.2	2.8
Nigerian naira	10.40%	0.4	4.3	(0.5)	(5.3)
Russian rouble	13.11%	1.4	(7.6)	(3.0)	6.0
Serbian dinar	12.47%	(0.2)	—	0.2	—
Ukrainian hryvnia	2.49%	0.5	—	(0.5)	—
		(18.6)	(5.7)	21.7	3.6

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

31 December 2011 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian lati	1.48%	(0.1)	—	0.1	—
FYROM dinar	12.05%	(1.1)	—	1.4	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	—	0.5	—	(0.6)
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)
		22.9	(2.7)	(28.6)	—

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—
		(20.4)	(8.3)	24.5	7.8

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

31 December 2010 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		Loss/(Gain) in
		income	Loss/(Gain) in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.25%	—	—	—	—
Belarusian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
FYROM dinar	9.48%	(1.0)	—	1.2	—
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	0.1	0.3	(0.1)	(0.3)
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)
		0.8	0.2	1.7	(5.8)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Croatian kuna	11.05%	—	(0.1)	—	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Serbian dinar	11.56%	—	—	—	—
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—
		(5.2)	(4.2)	6.2	3.0

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

31 December 2009 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	27.13%	—	—	—	—
Belarusian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)
		(7.9)	(4.9)	9.8	(1.1)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)
		4.5	(0.1)	(5.6)	(2.0)

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

Commodity price risk

The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar and aluminium (cans)) necessary for the production of the Group’s products. The amount of raw materials recognized as an expense during the six months ended 29 June 2012 was € 1.3m (six months ended 01 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, nil and nil respectively).

Due to the significantly increased volatility of commodity prices, the Group’s Board of Directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, in addition, based on a rolling 36 month forecast about the required sugar and aluminium supply (cans), the Group hedges the purchase price of sugar and aluminium using commodity swap contracts, even though these contracts do not qualify for hedge accounting.

The following table presents details of the Group’s income statement and equity sensitivity to increases and decreases in sugar and aluminium prices.  The table does not show the sensitivity to the Group’s total underlying sugar and aluminium exposure or the impact of changes in volumes that may arise from increase or decrease in sugar and aluminium prices.  The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group’s commodity swap contract positions as a result of reasonably possible increases or decreases of the sugar and aluminium price.  The sensitivity analysis for sugar and aluminium price risk was as follows:

29 June 2012

		Commodity price increases with		Commodity price decreases with
		all other variables held constant		all other variables held constant
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Sugar	17.4%	(9.6)	—	9.6	—
Aluminium	22.6%	(0.4)	—	0.4	—
		(10.0)	—	10.0	—

31 December 2011

		Commodity price increases with		Commodity price decreases with
		all other variables held constant		all other variables held constant
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Sugar	27.9%	(11.1)	—	11.0	—

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

Interest rate risk

The fair value of interest rate swap agreements utilised by the Group modifies the Group’s exposure to interest rate risk and the changes in fair value of debt by converting the Group’s fixed rate debt into floating rate obligation based on Euribor over the life of the underlying US$500.0 million notes. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group unwound two euro interest rate swap contracts with a notional value of €207.5m, while in June and July 2010 the Group unwound the remaining interest rate swap contracts with a notional value of €292.5m, all of which related to the €500.0m 7-year euro-denominated fixed rate bond that matured in 2011. Furthermore, in June and July 2010, the Group unwound the interest rate swap contracts with notional value of €500.0m which related to the €500.0m 5-year euro-denominated fixed rate bond that matures in 2014.

During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. These interest rate options were sold in June and July 2010.

For the six months ended 29 June 2012, we recognized in interest expense a loss of €4.6m in relation to the ineffective portion of swaps which qualified for hedge accounting (six months ended 1 July 2011: €1.4m loss, years ended 31 December 2011, 2010 and 2009:  €6.6m loss, €1.0m gain and €1.6m loss respectively).

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates.

If interest rates had been 100 basis points higher and all other variables were held constant, the Group’s profit for the six months ended 29 June 2012 would have decreased by €2.6m (six months ended 1 July 2011: :€2.5m, years ended 31 December 2011, 2010 and 2009, €5.0m, €1.8m and €19.0m respectively). If interest rates had been 100 basis points lower and all other variables were held constant, the Group’s profit for the six months ended 29 June 2012 would have increased by €2.6m (six months ended 1 July 2011: €2.5m, years ended 31 December 2011, 2010 and 2009, €5.0m, €1.8m and €19.0m respectively). This is mainly attributable to the Group’s exposure to interest rates on its fixed rate bond that have been swapped to a floating rate obligation.

Credit risk

The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 29 June 2012 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 12 and 13.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA rating and strict investment limits are set, per fund, depending on the size of the fund.

The Group only undertakes investment and derivative transactions with banks and financial institutions that have a minimum credit rating of ‘BBB-’ from Standard & Poor’s and ‘Baa3’ from Moody’s. Since June 2012 the Group has also introduced the Credit Default Swaps in order to measure more timely the credit worthiness of a counterparty and set up its counterparties in tiers in order to assign maximum exposure and tenor per tier. If the Credit Default Swaps exceed 500bps the Group will stop trading derivatives with that counterparty and will try to cancel any deposits on a best effort basis.

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

Liquidity risk

The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 15 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

The following tables detail the Group’s remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 29 June 2012.

	€ million	€ million	€ million	€ million
	up to 1 year	1–2 yrs	2–5 yrs	over 5 years
Borrowings	360.5	1,024.2	1,064.5	82.0
Derivative liabilities	6.7	1.9	0.5	—
Trade and other payables	1,877.9	—	—	7.1
As at 29 June 2012	2,245.0	1,026.1	1,065.0	89.1

Borrowings	413.0	511.7	1,610.5	44.8
Derivative liabilities	4.0	0.2	—	—
Trade and other payables	1,485.3	—	—	6.8
As at 31 December 2011	1,902.3	511.9	1,610.5	51.6

Borrowings	623.8	92.4	1,451.7	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,421.5	—	—	6.8
As at 31 December 2010	2,049.4	92.4	1,451.7	368.1

Borrowings	375.2	691.8	987.7	653.3
Derivative liabilities	4.4	—	—	—
Trade and other payables	1,223.8	0.6	—	1.2
As at 31 December 2009	1,603.4	692.4	987.7	654.5

The Group hedges exposures to changes in the fair value of debt, as well as in the foreign exchange cash flows of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 15). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Group’s goal is to maintain a conservative financial profile. In April 2012, Standard & Poor’s changed its rating outlook to negative and in June the corporate credit ratings were downgraded to “BBB+” long term, “A2” short term with Credit Watch Negative.  In June 2012, Moody’s also downgraded Coca-Cola Hellenic ratings to “Baa1” long-term and the outlook remained unchanged to negative. The main reasons for both downgrades were the continued

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

pressure on business results due to the macroeconomic pressures in our territories and the potential impact of Greece leaving the Eurozone. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as ‘Total equity’ plus ‘Net debt’ as shown in the consolidated balance sheet. The Group’s strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios were as follows:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Total borrowings (refer to Note 15)	2,236.6	2,256.0	2,191.5	2,407.6
Less: Cash and cash equivalents (refer to Note 14)	(466.0)	(476.1)	(326.1)	(232.0)
Net debt	1,770.6	1,779.9	1,865.4	2,175.6
Total equity	2,900.5	2,913.2	3,060.8	2,554.9
Total capital	4,671.1	4,693.1	4,926.2	4,730.5
Gearing ratio	38%	38%	38%	46%

The gearing ratio for the six months ended 29 June 2012 remained constant compared to the ratio as at 31 December 2011 (refer to Note 15).

Fair values of financial assets and liabilities

For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values. According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

The fair value of available-for-sale listed equity securities is based on quoted market prices at 29 June 2012.

Level 2

The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 29 June 2012 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 29 June 2012:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	2.1	—	2.1
Foreign currency option contracts	—	0.1	—	0.1
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.5	—	0.5
Interest rate swap contracts	—	19.4	—	19.4
Cash flow hedges
Foreign currency forward contracts	—	4.9	—	4.9
Foreign currency option contracts	—	2.2	—	2.2
Interest rate swap contracts	—	42.1	—	42.1
Available-for-sale financial assets
Equity securities	0.8	—	0.6	1.4
Total financial assets	0.8	71.3	0.6	72.7
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Foreign currency option contracts	—	—	—	—
Cross-currency swap contracts	—	(51.5)	—	(51.5)
Commodity swap contracts	—	(5.7)	—	(5.7)
Hedged financial liabilities
Bonds and notes payable	—	(757.0)	—	(757.0)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.3)	—	(0.3)
Cash flow hedges
Foreign currency forward contracts	—	(1.6)	—	(1.6)
Cross-currency swap contracts	—	(63.1)	—	(63.1)
Total financial liabilities	—	(880.7)	—	(880.7)

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	3.5	—	3.5
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.6	—	0.6
Interest rate swap contracts	—	25.7	—	25.7
Cash flow hedges
Foreign currency forward contracts	—	9.8	—	9.8
Foreign currency option contracts	—	1.4	—	1.4
Interest rate swap contracts	—	43.8	—	43.8
Available-for-sale financial assets
Equity securities	0.8	—	0.6	1.4
Total financial assets	0.8	85.2	0.6	86.6
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.9)	—	(0.9)
Foreign currency option contracts	—	(0.4)	—	(0.4)
Cross-currency swap contracts	—	(60.9)	—	(60.9)
Commodity swap contracts	—	(1.4)	—	(1.4)
Hedged financial liabilities
Bonds and notes payable	—	(749.4)	—	(749.4)
Derivative financial liabilities used for hedging
Cash flow hedges
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Cross-currency swap contracts	—	(69.9)	—	(69.9)
Total financial liabilities	—	(884.4)	—	(884.4)

There were no material changes in fair value measurements for Level 3 items for the six months ended 29 June 2012 or the year ended 31 December 2011.

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	1.7	—	1.7
Interest rate swap contracts	—	35.4	—	35.4
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	1.2	—	1.2
Interest rate swap contracts	—	37.7	—	37.7
Available-for-sale financial assets
Equity securities	1.5	—	0.3	1.8
Total financial assets	1.5	77.3	0.3	79.1
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.1)	—	(0.1)
Cross-currency swap contracts	—	(72.6)	—	(72.6)
Hedged financial liabilities
Bonds and notes payable	—	(744.1)	—	(744.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.6)	—	(0.6)
Cash flow hedges
Foreign currency forward contracts	—	(3.4)	—	(3.4)
Cross-currency swap contracts	—	(63.5)	—	(63.5)
Total financial liabilities	—	(884.3)	—	(884.3)

The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2010:

€ million
As at 1 January 2010	15.6
Total gains/(losses) for the year
In profit and loss	1.0
Settlements	(16.3)
As at 31 December 2010	0.3
Total gains for the year included in profit and loss for assets held at 31 December 2010	1.0

Total gains for the year included in profit or loss for available-for-sale equity securities amounted to €1.0m, related to assets held at 31 December 2010 and were recorded within operating expenses.

Notes to the Unaudited Consolidated Financial Statements (continued)

30.       Financial risk management

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2009:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Interest rate swap contracts	—	8.8	—	8.8
Interest rate option contracts	—	7.7	—	7.7
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.9	—	0.9
Foreign currency option contracts	—	2.4	—	2.4
Interest rate swap contracts	—	63.1	—	63.1
Cash flow hedges
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.3	—	0.3
Available-for-sale financial assets
Equity securities	2.1	—	15.6	17.7
Total financial assets	2.1	83.5	15.6	101.2
Financial liabilities at FVTPL
Cross-currency swap contracts	—	(175.4)	—	(175.4)
Hedged financial liabilities
Bonds and notes payable	—	(1,184.1)	—	(1,184.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(2.5)	—	(2.5)
Cash flow hedges
Foreign currency forward contracts	—	(1.9)	—	(1.9)
Total financial liabilities	—	(1,363.9)	—	(1,363.9)

The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2009:

€ million
As at 1 January 2009	13.2
Total gains/(losses) for the year
In profit and loss	(0.2)
In other comprehensive income	(0.2)
Purchases	2.8
As at 31 December 2009	15.6
Total losses for the year included in profit and loss for assets held at 31 December 2009	(0.2)

Total losses for the year included in profit or loss for available-for-sale equity securities amounted to €0.2m, related to assets held at 31 December 2009 and were recorded within operating expenses.

Notes to the Unaudited Consolidated Financial Statements (continued)

31.       Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company’s Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

In 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

Notes to the Unaudited Consolidated Financial Statements (continued)

32.       Commitments

(a)           Operating leases

The total of future minimum lease payments under non-cancellable operating leases was as follows:

		31 December
	29 June 2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Less than one year	51.8	55.1	62.6	69.6
Later than one year but less than five years	124.3	107.8	141.3	163.6
Later than five years	25.4	19.1	26.8	27.4
Future minimum lease payments	201.5	182.0	230.7	260.6

The total operating lease charges included within operating expenses were as follows:

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Plant and equipment	35.8	25.1	67.9	57.4	53.0
Property	23.2	32.1	47.2	46.1	46.8
Total operating lease charges	59.0	57.2	115.1	103.5	99.8

(b)           Capital commitments

At 29 June 2012 the Group had capital commitments amounting to €104.8m (31 December 2011, 2010 and 2009: €93.9m, €66.3m and €27.2m respectively). Of this, €2.5m related to the Company’s share of the commitments of its joint ventures (31 December 2011, 2010 and 2009: €2.5m, €0.5m and €1.1m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

33.       Directors’ and senior management remuneration

The total remuneration paid to or accrued for directors and the senior management team for the six months ended 29 June 2012 amounted to €5.5m (six months ended 1 July 2011: €8.0m, years ended 31 December 2011, 2010, 2009: €14.4m, €14.1m and €12.6m respectively). Out of this, the amount paid or accrued for stock option grants during the six months ended 29 June 2012 was €1.5m (six months ended 1 July 2011: €2.7m, years ended 31 December 2011, 2010, 2009: €4.6m, €4.2m and €3.9m respectively). Pension and post employment benefits for directors and the senior management team during the six months ended 29 June 2012 amounted to €0.3m (six months ended 1 July 2011: €0.4m, years ended 31 December 2011, 2010, 2009: €0.8m, €0.9m and €1.1m respectively).

There were no stock options granted to the Chief Executive Officer and the senior management team during the six months ended 29 June 2012 (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010, 2009: €0.9m, €1.2m and €1.2m respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

34.       Related party transactions

(a)                                 The Coca-Cola Company

As at 29 June 2012, TCCC indirectly owned 23.2% (31 December 2011, 2010 and 2009: 23.2%, 23.2% and 23.3% respectively) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a ‘key bottler’ and has entered into bottler’s agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic’s territories. All the bottler’s agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler’s (‘SIB’) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC’s beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC’s discretion until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders’ agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark ‘Coca-Cola’ in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the six months ended 29 June 2012 amounted to €702.0m (six months ended 1 July 2011: €676.6m,  years ended 31 December 2011, 2010 and 2009: €1,305.4m, €1,372.9m and  €1,283.6m respectively).

TCCC makes discretionary marketing contributions to Coca-Cola Hellenic’s operating subsidiaries. The participation in shared marketing agreements is at TCCC’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC’s beverages. Total net contributions received from TCCC for marketing and promotional incentives during the six months ended 29 June 2012 amounted to €27.2m (six months ended 1 July 2011: €23.9m, years ended 31 December 2011, 2010 and 2009: €76.5m, €60.8m and €56.9m respectively). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In the six months ended 29 June 2012, such contributions totalled €19.4m (six months ended 1 July 2011: €21.4m, years ended 31 December 2011, 2010 and 2009: €49.0m, €48.8m and €39.9m respectively). Contributions for general marketing programmes are recorded as an offset to selling expenses. In the six months ended 29 June 2012, such contributions made by TCCC to Coca-Cola Hellenic totalled €9.0m (six months ended 1 July 2011: €9.0m, years ended 31 December 2011, 2010 and 2009: €21.9m, €19.8m and €22.5m respectively) and the contributions of Coca-Cola Hellenic to TCCC totalled €1.2m (six months ended 1 July 2011: €6.5m,  years ended 31 December 2011, 2010 and 2009: €9.0m,  €7.8m and €5.5m respectively). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC’s discretion, will not necessarily be the same from year to year. There were no support payments received from TCCC for the placement of cold drink equipment for the period ended 29 June 2012 (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: €14.6m, nil and nil respectively).

In the six months ended 29 June 2012, the Group did not record any gain from the sale of property, plant and equipment to TCCC (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil,  nil and €0.2m respectively).

During the period, the Group sold €12.2m of finished goods and raw materials to TCCC (six months ended 1 July 2011: €15.9m, years ended 31 December 2011, 2010 and 2009: €32.8m, €19.0m and €20.5m respectively).

Other income primarily comprises rent, facility and other items of no value (six months ended 1 July 2011: €0.6m, years ended 31 December 2011, 2010 and 2009: €1.2m, €14.3m and €4.4m respectively) and a toll-filling relationship in Poland of €9.0m (six months ended 1 July 2011: €9.7m, years ended 31 December 2011, 2010 and 2009: €13.8m,  €17.6m and €15.0m respectively). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €2.4m (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: €4.0m, nil and €1.5m).

During the six months ended 29 June 2012 the Group did not make any purchases of franchise rights (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, €4.4m and nil respectively) and did not receive any income from the sale of available-for-sale assets to TCCC (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, €4.9m and nil respectively).

Notes to the Unaudited Consolidated Financial Statements (continued)

34.       Related party transactions

As at 29 June 2012, the Group had a total amount due from TCCC of €59.3m (31 December 2011, 2010 and 2009: €63.2m, €53.8m and  €64.2m respectively), of which €6.3m (31 December 2011, 2010 and 2009: €0.3m, €3.0m and €6.7m respectively) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €217.4m of trade payables (31 December 2011, 2010 and 2009: €172.2m, €166.0m and  €125.1m respectively) and €2.2m of other liabilities (31 December 2011, 2010 and 2009: €7.6m, nil and nil respectively).

(b)                             Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.7% ownership by the parent of Kar-Tess Holding (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

Coca-Cola Hellenic entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During the six months ended 29 June 2012, the Group made purchases of €95.4m (six months ended 1 July 2011: €113.3m, years ended 31 December 2011, 2010 and 2009: €148.0m, €101.0m and €58.8m respectively) of coolers, glass bottles, returnable containers and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €4.4m (six months ended 1 July 2011: €3.4m, years ended 31 December 2011, 2010 and 2009: €6.4m €5.7m and  €5.3m respectively). In addition the Group recorded other income of €0.6m (six months ended 1 July 2011: €0.7m, years ended 31 December 2011, 2010 and 2009: €1.0m, €0.5m and €0.7m respectively). As at 29 June 2012, Coca-Cola Hellenic owed €25.4m (31 December 2011, 2010 and 2009: €14.4m, €13.9m and €3.6m respectively) to, and was owed €1.1m (31 December 2011, 2010 and 2009: €1.2m, €1.2m and €4.7m respectively) by Frigoglass..

(c)                                  Directors

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr. Irial Finan and Mr. John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 33).

(d)                                 Other

Beverage Partners Worldwide (‘BPW’)

BPW is a 50/50 joint venture between TCCC and Nestlé. During the six months ended 29 June 2012, the Group purchased inventory from BPW amounting to €59.5m (six months ended 1 July 2011: €63.2m, years ended 31 December 2011, 2010 and 2009: €99.6m, €89.4m and €70.0m respectively) and did not record any income (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, €0.1m and €0.1m respectively). As at 29 June 2012, Coca-Cola Hellenic owed €18.8m (31 December 2011, 2010 and 2009: €4.4m, €4.4m and €1.7m respectively) to, and was not owed any amounts (31 December 2011, 2010 and 2009: €0.1m, nil and €0.3m respectively) by BPW.

Kar-Tess Holding

As at 29 June 2012, Kar-Tess Holding owned 23.3% (01.07.2011: 23,3%, 31.12.2011: 23,3%, 31.12.2010: 23,3%, 31.12.2009: 29,5%) of the issued share capital of Coca-Cola Hellenic.

On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its 100% owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Notes to the Unaudited Consolidated Financial Statements (continued)

34.       Related party transactions

Leventis Overseas & AG Leventis (Nigeria) PLC (the ‘Leventis Companies’)

The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During the six months ended 29 June 2012, the Group purchased €8.5m (six months ended 1 July 2011: €6.3m, years ended 31 December 2011, 2010 and 2009: €14.9m, €10.8m and €10.0m respectively) of finished goods and other materials and had no purchases of fixed assets (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, nil and €0.4m respectively) from the Leventis Companies. Furthermore the Group did not record any sales of finished goods and raw materials to the Leventis Companies (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, €0.1m and nil respectively) and incurred rental expenses of €2.0m (six months ended 1 July 2011: €2.6m, years ended 31 December 2011, 2010 and 2009: €2.8m, €0.6m and €2.9m respectively) from the Leventis Companies. In addition during the six months ended 29 June 2012 the Group incurred other expenses of €0.1m (six months ended 1 July 2011: €0.1m, years ended 31 December 2011, 2010 and 2009: €0.3m, €0.4m and nil respectively) and did not record any other income (six months ended 1 July 2011: €0.1m, years ended 31 December 2011, 2010 and 2009: €0.3m, €1.0m and nil respectively) with the Leventis Companies. As at 29 June 2012, the Group owed €1.7m (31 December 2011, 2010 and 2009: €3.8m, €1.3m and €2.2m respectively) to, and was owed €0.1m (31 December 2011, 2010 and 2009: €0.2m, €0.8m and €0.2m respectively) by the Leventis Companies.

Other Coca-Cola bottlers

The Group did not record any sales of finished goods and raw materials (six months ended 1 July 2011: €1.2m, years ended 31 December 2011, 2010 and 2009: €1.6m, €1.3m and nil respectively), purchased €2.2m of finished goods and raw materials (six months ended 1 July 2011: €0.4m, years ended 31 December 2011, 2010 and 2009: €2.0m, €0.5m and nil respectively), incurred expenses of €0.1m (six months ended 1 July 2011: €0.1m, years ended 31 December 2011, 2010 and 2009: €0.1m,  €0.1m and €0.1m respectively) and recorded other income of €0.3m (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: nil, €0.3m and €0.4m respectively) from other Coca-Cola bottlers over which TCCC has significant influence. Furthermore during the six months ended 29 June 2012 the Group received reimbursement for direct marketing expenses incurred of €0.1m (six months ended 1 July 2011: €0.1m, years ended 31 December 2011, 2010 and 2009: €0.1m, €0.8m and €0.5m respectively) from other Coca-Cola bottlers. At 29 June 2012, there were €0.3m of receivables from (31 December 2011, 2010 and 2009: €0.3m, €1.5m and €1.3m respectively) and €0.6m of payables to such Coca-Cola bottlers (31 December 2011, 2010 and 2009: nil).

Other related parties

The Group purchased €0.9m (six months ended 1 July 2011: €0.9m, years ended 31 December 2011, 2010 and 2009: €1.5m, €1.4m and €2.1m respectively) of raw materials and finished goods and €0.2m of fixed assets from other related parties (six months ended 1 July 2011: nil, year ended 31 December 201, 2010 and 2009: nil, €0.3m and €0.2m respectively). Further, the Group incurred expenses of €1.0m (six months ended 1 July 2011: €1.2m, years ended 31 December 2011, 2010 and 2009: €2.6m,  €2.1m and €1.0m respectively) and did not record any income (six months ended 1 July 2011: nil, years ended 31 December 2011, 2010 and 2009: €0.3m, €0.2m and €0.2m respectively). At 29 June 2012, the Group owed €0.7m (31 December 2011, 2010 and 2009: €0.3m, €0.1m and €0.4m respectively) to, and was owed €0.3m (31 December 2011, 2010 and 2009: €0.4m, €0.8m and nil respectively) by other related parties.

There are no significant transactions with other related parties for the period ended 29 June 2012.

Notes to the Unaudited Consolidated Financial Statements (continued)

35.       List of principal group companies

The following are the principal Group companies at:

		% ownership
		29 June	31 December:
	Country of registration	2012	2011	2010	2009
3E (Cyprus) Limited	Cyprus	100.0%	100.0%	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%	100.0%	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%	50.0%	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd.	Ukraine	100.0%	100.0%	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.	The Netherlands	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(2)	Serbia	100.0%	100.0%	91.2%	89.1%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Romania Ltd.	Romania	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd(3)	Switzerland	99.9%	99.9%	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%	100.0%	91.2%	89.1%
Coca-Cola Hellenic Business Service Organization(4)	Bulgaria	100.0%	100.0%	—	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%	100.0%	100.0%
Deepwaters Investments Ltd.	Cyprus	50.0%	50.0%	50.0%	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%	50.0%	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%	100.0%	100.0%
Eurmatik S.r.l.(5)	Italy	—	—	100.0%	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(1)	Serbia	50.0%	50.0%	50.0%	50.0%
Ilko Hellenic Partners GmbH(6)	Austria	—	—	33.3%	33.3%
Jayce Enterprises Limited(7)	Cyprus	—	—	—	100.0%

Killarney Mineral Water Manufacturing Company Limited(8)	Republic of Ireland	—	—	—	100.0%
Lanitis Bros Ltd.	Cyprus	100.0%	100.0%	100.0%	100.0%

Notes to the Unaudited Consolidated Financial Statements (continued)

35.       List of principal group companies

		% ownership
		29 June	31 December:
	Country of registration	2012	2011	2010	2009
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%	90.0%	90.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%	100.0%	100.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%	50.0%	50.0%	50.0%
Multon Z.A.O. Group(1) (9)	Russia	50.0%	50.0%	50.0%	50.0%
Nigerian Bottling Company plc (10)	Nigeria	100.0%	100.0%	66.4%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%	100.0%	100.0%
A.D. Pivara Skopje(11)	Former Yugoslav Republic of Macedonia	49.3%	48.2%	27.6%	27.6%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%	50.0%	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%	100.0%	100.0%
Socib S.p.A.(12)	Italy	—	—	—	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%	100.0%	100.0%
Softbul Investments Limited(13)	Cyprus	—	—	—	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%	100.0%	100.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%	50.0%	50.0%	50.0%
Valser Services AG(4)	Switzerland	99.9%	99.9%	—	—
Vendit Ltd.	Republic of Ireland	100.0%	100.0%	100.0%	100.0%
Vlasinka d.o.o. Beograd-Zemun (1)	Serbia	50.0%	50.0%	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%	100.0%	100.0%

(1)                 Joint venture.

(2)                 On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC – Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary (refer to Note 28).

(3)                 During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(4)                 Incorporated in 2011.

(5)                 In February 2011, we sold all of our interests in Eurmatik S.r.l., the vending operator in Italy (refer to Note 28).

(6)                 In 2011, the Group disposed of its interest in the Ilko joint venture (refer to Note 6).

(7)                 In 2010, Jayce Enterprises Limited was put into liquidation.

(8)                 In 2010, Killarney Mineral Water Manufacturing Company Limited was put into liquidation.

(9)                 On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus (refer to Note 28).

(10)          On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 (refer to Note 28).

(11)          On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that is jointly controlled with Heineken, by acquiring together with Heineken 41.2% of non controlling interests. During the first half of 2012  we acquired, together with Heineken, an additional 2.16% of the remaining non-controlling interests of AD Pivara Skopje. After this acquisition we own 49.32% of the voting rights of A.D. Pivara Skopje and control jointly with Heineken 98.64% of the voting rights in the company. AD Pivara Skopje, until 31 December 2011, was a member of the Brewinvest S.A. Group.

(12)          During 2010, Socib S.p.A. was absorbed by Coca-Cola HBC Italia S.r.l.

(13)          In October 2010, Softbul Investments Limited was liquidated.

Notes to the Consolidated Financial Statements (continued)

35.   List of principal Group companies (continued)

The Group has a 50% interest in five joint ventures, Zagorka A.D. (held through the holding company Brewinvest S.A.), engaged in the bottling and distribution of beer in Bulgaria, AD Pivara Skopje (held through the holding companies BrewTech B.V. and CC Beverages Holdings II B.V.), which is engaged in the bottling and distribution of soft drinks in FYROM, the Multon Z.A.O. Group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co. d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group’s proportional share of related assets, liabilities, revenues and expenses are recognised in the consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements (continued)

36.       Joint ventures

The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures:

	29 June	31 December
	2012	2011	2010	2009
	€ million	€ million	€ million	€ million
Balance sheet
Non-current assets	337.4	314.5	317.5	298.6
Current assets	147.9	122.9	147.4	149.1
Total assets	485.3	437.4	464.9	447.7
Non-current liabilities	(14.7)	(15.0)	(10.9)	(37.1)
Current liabilities	(86.5)	(64.4)	(91.3)	(82.0)
Total liabilities	(101.2)	(79.4)	(102.2)	(119.1)
Net assets	384.1	358.0	362.7	328.6

	Six months ended		Year ended 31 December
	29 June 2012	1 July 2011 (unaudited)	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million
Income statement
Income	139.2	118.1	242.9	256.2	243.2
Expenses	(132.9)	(119.2)	(234.5)	(232.8)	(235.5)
Net profit	6.3	(1.1)	8.4	23.4	7.7

In addition, the Group has an interest in five jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 32.

Notes to the Unaudited Consolidated Financial Statements (continued)

37.       Post balance sheet events

Following the 29 June 2012 the Group incurred €7.2m of restructuring costs before tax, of which €5.4m, €0.6m and €1.2m related to the Group’s established, developing and emerging markets, respectively.

On October 10, 2012, The Coca Cola Company agreed to extend the term of the bottlers’ agreements for a further 10 years until 2023.

On 11 October 2012 Coca-Cola HBC AG (“Coca-Cola HBC AG”), a Swiss company incorporated by Kar-Tess Holding (“Kar-Tess Holding”), announced the submission of a voluntary share exchange offer (“Exchange Offer”) to acquire all outstanding ordinary registered shares (“Coca-Cola Hellenic Shares”) par value €1.01 per share of Coca-Cola Hellenic, and all American depositary shares (“Coca-Cola Hellenic ADSs”), each representing one Coca-Cola Hellenic Share, which Coca-Cola HBC AG does not hold directly or indirectly, for new ordinary registered shares and American depositary notes of Coca-Cola HBC AG, as applicable, on a one-for-one basis, in accordance with Greek Law 3461/2006.

Coca-Cola HBC AG has announced that the purpose of the Exchange Offer is to facilitate a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange plc and a listing on the New York Stock Exchange, under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing of the Coca-Cola HBC AG Shares on the Athens Exchange, subject to the necessary approvals

EXHIBIT 1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions of euro, except ratios)	June 2012	June 2011
Earnings
Income before income taxes	€126.8	€187.9
Add: fixed charges	69.4	66.8
Less: interest capitalized	(0.7)	(0.5)
Total earnings	195.5	254.2
Fixed charges
Finance costs	1.6	4.60
Interest on bank loans and overdrafts	43.6	39.80
Interest on other loans	-0.4	0.40
Interest on finance leases	2.9	2.90
Rental expense on operating leases(1)	19.7	19.10
Total fixed charges	€67.4	€66.80
Ratio of Earnings to Fixed Charges	2.9	3.8

(1)         Calculated as one-third of operating lease charges.  It’s an estimation of interest included in the operating lease charge.

E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: November 1, 2012